82- SUBMISSIONS FACING S


03024589

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KCI Konecranes plc

*CURRENT ADDRESS P.O. Box 661
Fin-05801
Hyvinkää, Finland

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

**FORMER NAME KCI Konecranes International plc

**NEW ADDRESS

FILE NO. 82- 4297 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☑
DEF 14A	*(PROXY)*	☐		

OICF/BY: NM

DATE : 7/15/03

3. Interim report January - March, 2003

82-4297



INTERIM REPORT 03 JUL -1 AM 7:21

6 May, 2003
10.00 a.m.

KCI Konecranes Group
Interim Report January-March 2003

WEAK SALES AND EARNINGS, STABLE ORDERS

- Q1/03 Sales 5.1 % down from Q1/02
- Low Sales hit hard on profits, EBIT Q1/03 1.4 MEUR.
- Orders increased 6 % in local currencies, euro consolidation brings figure to minus 2.4 %
- Order book increased + 2.1 % from year-end
- Two small acquisitions: crane/maintenance business in Texas, USA, maintenance co. in Germany (4.4.2003)
- Maintenance Services sales reached 48.0% of last 12 month Group sales

	First quarter			LTM			LY
MEUR	**1-3/03**	**1-3/02**	**Change %**	**4/02-3/03**	**4/01-3/02**	**Change %**	**1-12/02**
SALES							
Maintenance Services	80.7	81.4	-0.9	371.7	366.5	1.4	372.4
Standard Lifting Equipment	41.7	48.0	-13.1	198.2	233.3	-15.0	204.5
Special Cranes	43.6	47.2	-7.6	205.6	232.3	-11.5	209.2
Internal Sales	-15.2	-17.7	-14.1	-70.0	-80.8	-13.4	-72.5
Sales total	**150.8**	**158.9**	**-5.1**	**705.5**	**751.3**	**-6.1**	**713.6**
Income from operations (EBITA)	**2.2**	**7.6**	**-70.7**	**35.6**	**58.3**	**-39.0**	**40.9**
Goodwill amortisation	-0.8	-1.0	-19.0	-3.2	-4.0	-22.2	-3.3
Operating income (EBIT)	**1.4**	**6.6**	**-78.5**	**32.4**	**54.3**	**-40.2**	**37.6**
Financial income and expenses	-0.5	-0.4	21.6	-1.2	-2.5	-50.9	-1.1
Income before taxes and minority interest	**0.9**	**6.2**	**-85.6**	**31.2**	**51.8**	**-39.7**	**36.5**
Net income	**0.6**	**4.2**	**-85.6**	**21.1**	**34.8**	**-39.4**	**24.6**
Earnings per share (EUR)	0.04	0.28	-85.7	1.46	2.37	-38.4	1.69
ORDERS RECEIVED							
Maintenance Services	74.6	84.1	-11.3	300.7	310.6	-3.2	310.2
Standard Lifting Equipment	49.3	51.5	-4.3	201.0	218.0	-7.8	203.2
Special Cranes	41.0	34.8	17.8	161.1	159.3	1.1	154.9
Internal Orders	-15.4	-17.3	-11.0	-67.5	-68.5	-1.5	-69.4
Orders Received total	**149.5**	**153.1**	**-2.4**	**595.3**	**619.4**	**-3.9**	**598.9**
Order book at end of period	210.3	266.5	-21.1	-	-	-	206.0

Comment on quarterly results:
Group results for the first quarter of the year were clearly disappointing. Many factors contribute: A particularly slow start of the year in Sales in January and February (March was good), no carryover of profits from Standard Lifting shipments booked in Q4/02, continuing difficult markets with increasing pricing competition, currency movements, cost for acquisitions continue, no one time gains.
But, total orders (order volume) increased with 6 % in local currency albeit minus 2.4 % after euro consolidation over Q1/02. Field services continue growth and Modernisations are stabilising (on a low level). Special Cranes had a good level of new orders.
For LTM (last 12 months) Maintenance now accounts for 48.0 % of Group sales.
The Order book grew slightly (+2.1%) from year end.

Comment on year-end results:

6 May, 2003
10.00 a.m.

Group earnings have returned to the seasonal pattern of the late 1990's (in 2001 and 2002 unusual circumstances changed the delivery pattern). Earnings are low at the beginning of the years, and improve considerably towards the end.
The profit level of 2002 remains within reach, however, the business environment remains very challenging. Group market shares are increasing. Acquisitions are likely to continue.



6 May, 2003
10.00 a.m.

Stig Gustavson, President and CEO

Q1/03 results come as a clear disappointment.

Sales numbers came in very low, especially in January and February. Consequently, profit generation was low. The development brings the Group back to the situation at the end of the 1990's, when earnings exhibited a pronounced seasonality over the year: very low earnings at the beginning and high at the end of the year.

Cyclicality, on the other hand, is less pronounced. Especially in field related operations (approx. 85 % of total Maintenance Services), services maintain a growth pattern through cycles.

Currency movement had a significant impact when comparing Q1/03 numbers to those of Q1/02. Measured as Sales volume in local currency, total Sales grew with 2.4 %, however, after consolidation into euros the slight growth translates into a 5.1 % decrease.

New orders, which were running at a low level at the end of 2002 causing a slow start of this year, increased nicely, +13 % over Q4/02. The increase came too late to affect Q1 earnings. Compared to Q1/02 the increase was 6 % in local currency, but, after euro consolidation, it is a decrease of 2.4 %.

Predicting the future is naturally very challenging against the backdrop of the present business environment. The prevailing uncertainty is particularly affecting investment spending.

Maintenance Services, however, develop independently from investment spending. Field services growth continues, and Modernisations seem to stabilise at the low level of late 2002. Earnings will grow towards the end of the year and the acquisitions that were made during last year and in Q1/03 will start to support earnings.

Standard Lifting Equipment operations also demonstrate stability. In spite of shrinking markets, this Business Area has generated constant levels of orders for every single quarter since Q3/01. Earnings vary between quarters depending on timing of shipments, but whole year profit generation capacity remains intact.

For Special Cranes, orders on hand secure a satisfactory total workload for the balance of the year. This is, however, not true for all separate Special Cranes units. Some units have a full workload well into next year, others are dependent on further new orders within the current year to reach their earnings targets. For the sake of prudence, it must be noted that market uncertainty may affect future developments.

In all, the operating environment remains challenging. The result level of 2002 is still within reach for the current year, in spite of the disappointing beginning of the year. Expenses for acquisition related activities continue.

Challenging markets also mean opportunity for our Group. As one of the strongest and fittest companies in this industry, we have ample opportunity of advancing our positions on many markets. Indeed, constant order intake translates into market share gains in this environment.



6 May, 2003
10.00 a.m.

We intend to continue to participate as a significant acquirer when the consolidation in our industry continues.

First quarter 2003
General Overview

Group total Sales was EUR 150.8 million, which is a decrease of 5.1% compared to Q1/02. Sales decreased in the new equipment business areas (Standard lifting Equipment and Special Cranes). In Maintenance Services the sales decrease is a direct consequence of currency changes. At unchanged currency rates Group Sales increased by 2,4 % as a result of the good development in Maintenance Services.

Group Operating Income (EBIT) was EUR 1.4 million, which is clearly lower compared to Q1/02 (EUR 6.6 million). The decrease in Operating Income was mainly a consequence of lower Sales in the new equipment businesses and weaker than average profitability in the newly acquired service businesses. Sales prices of lifting equipment have also decreased somewhat compared to the corresponding period last year. Currency changes had only marginal effect on total Group EBIT, but the strengthened Euro decreased the Euro consolidated result in Maintenance Services by EUR 0.5 million. Q1/02 Operating Income also included some one time gains of EUR 0.5 million (implementation of the percentage completion method in revenue recognition and the capital gain of a sale of certain shares). No significant one time gains were recorded during Q1/03.

The net financing costs and income was EUR 0.5 million, which is EUR 0.1 million higher compared to Q1/02. Income Before Taxes was EUR 0.9 million compared to EUR 6.2 million in Q1/02.

The effective tax rate for Q1/03 was 32.5%. The tax rate corresponds to our estimate of the full year taxes.

Free Cash Flow was EUR 4.8 million (EUR 8.9 million in Q1/02). Working Capital increased by EUR 10.4 million mainly as a consequence of an increase in work-in-progress and less advance payments from customers. Cash flow from operations was EUR -5,5 million compared to EUR +30.9 million in Q1/02.

Cash flow after capital expenditures (EUR 8.2 million) and dividend payments (EUR 13.3 million) was EUR –27.1 million compared to EUR + 13.7 million in Q1/02. The capital expenditures included also the purchase of the company's own shares of approximately EUR 5.5 million.

Group net interest bearing debt increased to EUR 63.9 million at the end of the first quarter (Q1/02:EUR 40.1 million). The gearing increased from 24.5% to 41.3%. Due to the change in accounting of all finance leasing contracts as if the assets had been acquired, the interest bearing debt grew during the first quarter by EUR 3.6 million.

Return on capital employed (ROCE) was 3.3% during Q1/03 (Q1/02: 12.8%).

Group Orders received was EUR 149.5 million, which is a decrease of 2.4% compared to Q1/02. At unchanged currency rates Orders received increased by approximately 6%. Orders grew clearly in Special Cranes (+ 17.8%) and stayed at approximately the same level in Standard Lifting Equipment (decrease of 4.3%, at unchanged currency rates there was an increase of 0.2%). Orders Received in Maintenance Services decreased by 11.3%, at unchanged currency rates the decrease was 2.1% as a consequence of lower orders for modernisation projects.

Taken by region the Order intake remained strong in China, turned to a clear growth in Germany and remained at the previous year level in America (in USD). Compared to Q4/02, the Order Intake grew by 13.1% and all Business Areas showed growth.

The total order book at the end of March 2003 stood at EUR 210.3 million (Q1/02: EUR 266.5 million). Compared to year-end the Order book grew by EUR 4.3 million or 2.1%.

Overview by Business Area



6 May, 2003
10.00 a.m.

Maintenance Services

Orders Received was 74.6 million, which is 11.3% lower compared to Q1/02 but 6.3% higher compared to Q4/02. At unchanged currency rates orders decreased only by 2.1%. The decrease is only a consequence of a decrease in orders for large modernisation projects.

Sales decreased by 0.9% (at unchanged currency rates Sales grew by 11.8%). At unchanged currency rates Sales grew both in Field Services and Modernisations.

EBIT was EUR 2.7 million or 3.3% on sales (Q1/02: EUR 3.6 million and 4.4% on sales). The strengthening of the Euro (especially compared to the dollar and other currencies linked to the dollar) led to a clear decrease in EBIT (the total effect was approx. EUR 0.5 million). Additionally the profit level of newly acquired service businesses was still clearly below the average level in the Group.

The number of employees grew by 45 persons from year-end and by 188 persons compared to Q1/02. The increase is mainly a consequence of acquisitions.

The number of lifting equipment in the contract base increased to 214,616. This is an increase of 11.2% compared to Q1/02 and 3.0% compared to year-end.

Standard Lifting Equipment

Orders Received was 49.3 million, which is a decrease of 4.3% compared to Q1/02. At unchanged currency rates the orders received remained at the same level as in Q1/02.

Sales decreased to EUR 41.7 million from EUR 48.0 million in Q1/02. The decrease was 13.1% and at unchanged currency rates 9.5%. The year started with a low Order book and the order intake during January-February was low, which explains the decrease in sales.

EBIT was 2.9 million or 7.0% on sales. The corresponding figures for Q1/02 were EUR 5,1 million and 10.6% on sales. EBIT decreased mainly due to lower sales but was also effected by increasing pricing pressures.

The development and launching of the new wire rope hoist line is nearly complete. Over 96% of incoming orders, and approximately 83% of sales are for the new line.

The number of employees decreased by 35 persons compared to Q1/02, but increased by 26 persons compared to year-end. The number of employees increased mainly in China and in the newly established South-Korean sales company.

Efficiency improvements continue. The efficiency enhancing measures have moved from manufacturing to sales and the logistics chain as well as to support functions.

Special Cranes

Orders received was EUR 41.0 million, which is an increase of 17.8% compared to Q1/02 and 35% compared to Q4/02.

Sales was EUR 43.6 million, which is a decrease of 3.6 million or 7.6% compared to Q1/02. EBIT decreased from EUR 3,0 million in Q1/02 to EUR 1.1 million. The decrease is mainly due to lower sales and slightly higher pricing pressures.

Currency fluctuations had only a marginal effect on the sales and EBIT development in Special Cranes.

The Order book remained at a reasonable level. The loading situation varies considerably between different operational units and subsequent measures to adjust capacity will continue.

The number of employees decreased by 17 persons compared to Q1/02 and by 26 persons compared to year-end.

Group Costs and consolidation items

Group overheads, which are not charged directly to the Business Areas, consist of costs related to R&D, administration, Group financing and legal issues.



6 May, 2003
10.00 a.m.

These costs decreased by EUR 0.2 million from EUR 4.8 million in Q1/02.

Group consolidation items, which consist of Group goodwill amortisation, elimination of internal profit and share of associated companies' results grew (the burden on Group results increased with EUR 0.4 million compared to Q1/02). This is a consequence of an increase in elimination of internal profit based on an increase in work-in-progress.



6 May, 2003
10.00 a.m.

Group Structure

In early 2003, KCI Konecranes' joint venture Shanghai High Tech Industrial Crane Co. Ltd together with a Chinese crane builder became operative.

To strengthen its market position in the large Korean hoist and Industrial crane market, KCI Konecranes early this year established a new company Konecranes (KOREA) Co., Ltd. A sales office is located in Soul and company headquarters in Kimhae, close to Pusan.

In February, KCI Konecranes acquired the assets of CraneMann Inc. based in Houston, TX, USA. CraneMann Inc. is a full service crane supplier providing industrial cranes and special engineered cranes including maintenance services and parts. At the beginning the company will add to Group Annual Sales approx. EUR 5 million.

After the close of the first quarter on 4 April 2003 KCI Konecranes announced the acquisition of KUBI GmbH based in Lampertheim, Germany. KUBI specialises in maintenance services for large cranes in inland terminals, but is active also in seaports. The company will add to the Group's Maintenance Services annual sales approx. EUR 6 million. KUBI will form the South-West Germany branch office of KCI Koneports and the company will be organised under Noell Konecranes.

On 25 April 2003, KCI Konecranes announced the completion of the agreement between Meidensha Corporation to establish the joint venture Meiden Hoist System Company Ltd in Japan and the joint venture started operations.

Important Events

The Ordinary Annual General Meeting (AGM) on March 6, 2003 confirmed a dividend of EUR 0.95 (EUR 0.90 for 2001) to be paid on each of the 14,044,530 shares.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 5 % of outstanding shares.

The AGM made some changes to the Articles of Association, among which the new name of the Company is KCI Konecranes Plc. Plant services and maintenance services are added to the object of the Company's business. The number of the ordinary members of the Board is now five to eight (5-8).

The AGM resolved to grant a fourth stock option plan to key personnel of the KCI Konecranes Group. The stock option plan authorises the subscription of a maximum of 600,000 shares in KCI Konecranes Plc. The options are exercisable in three tranches, the first 200.000 options after 2 years, another 200,000 after three years and the last 200,000 options after four years.

The AGM re-elected board members Mr Timo Poranen and the President and CEO of the Company, Mr Stig Gustavson. The other board members are Mr Björn Savén, Mr Juha Rantanen, Mr Stig Stendahl and Mr Matti Kavetvuo.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

Important Orders

Here are some examples on orders received during January-March 2003. The list illustrates our reach, both in terms of customer base and geographical coverage.

APM Terminals placed a repeat order for 8 units of Konecranes' 16 wheel RTG's (Rubber Tyred Gantry Cranes). APM Terminals is part of the A.P.Moller/Maersk Group of Denmark, one of the world's largest terminal operators operating over 30 terminals globally.

Georgia Ports Authority (GPA), USA, placed a repeat order for the delivery of six Konecranes RTG's to Savannah, GA.

SCA, Wisconsin, USA is building a tissue paper mill in northwestern Alabama to expand its business in the Southern markets. KCI Konecranes was successful in securing the order for three paper machine cranes and an AutoStore system.



6 May, 2003
10.00 a.m.

German paper manufacturer Leipa Georg Leinfelder GmbH ordered seven process and industrial cranes for their new PM4-paper machine in Schwedt/Oder, Germany.

Metso Paper Oy is building the world's largest paper board machine for Xiaoping Ningbo paper mill in China and ordered four paper machine cranes from KCI Konecranes to be erected at the paper mill.

Georgia Pacific Corp., SLC, USA ordered three 5 ton capacity CXTD cranes with auxiliary hoists for handling paper coils.

Xiamen WTE, located in southern China, ordered two sets of Refuse handling cranes to its plant in Xiamen city. This is the first full automation order from the Chinese WTE industry.

Toshiba Corporation ordered two 250 ton power plant cranes for a new Pumped Storage Power Plant (Purulia Hydro Power) in West Bengal, India.

Bohai Shipyard, China, placed a repeat order for two sets of 100 ton EOT Cranes.

AvestaPolarit placed an order for an 80 ton Ferrochrome ladle crane for its casting hall in Tornio, Finland.

Shanghai Krupp Stainless Co., part of the Krupp Group, placed an order for five sets EOT Cranes, process duty and six CXT Industrial Cranes. Shanghai Krupp Stainless is the biggest stainless steel maker in China.

From the steel warehousing industry KCI Konecranes received an order for two overhead cranes and a runway power supply system for J.M. Bastille Inc., Quebec, Canada.

Metals USA Inc., Laghorne, Penn, USA placed a repeat order for several overhead travelling cranes to be used for their steel processing and shipping operations.

Pechiney Softal ordered the modernisation of 10 cranes for its aluminum manufacturing plant in France.

From the automotive industry KCI Konecranes received an order for three overhead cranes and a runway power supply system to Brahms Industries Inc, Windsor, Ontario, Canada.

Drive Automotive ordered two process cranes for the expansion of an automotive stamping facility in Greenville, SC, USA. This is the third order for Konecranes for this facility.

Man Takraff ordered a 100 ton process crane for a Quarry (crusher house) in Scotland, UK.

Plastic Omnium, West Midlands, UK ordered a process crane for a plastic moulding shop for the automotive industry.

Siemens SGP Verkehrstechnik GmbH, Graz, Austria ordered the modernisation of two cranes with new CXT 500 hoists including new electric systems and travelling machineries.

KCI Konecranes won a maintenance contract from Mälarhamnar AB covering 18 Harbour Cranes in two harbours by the lake Mälaren in Sweden.

Share price performance and trading volume

During January-March 2003 KCI Konecranes' share price decreased by 25.08 % and closed at EUR 17.45. The highest share price during the first quarter was EUR 25.01 and the lowest EUR 17.40. During the same period HEX All-Share Index decreased by 14.79 %, HEX Portfolio Index decreased by 13.61 % and HEX Metal & Engineering Index decreased by 7.24 %.

Total market capitalisation at the end of March was EUR 249.7 million, the 39th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 4,239,141 shares of KCI Konecranes, which represents 30.18 % of the outstanding shares. In monetary terms trading was EUR 87.7 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.



6 May, 2003
10.00 a.m.

The non-Finland-based shareholding at the end of March 2003 was 59.63 %.

The company's own shares

In accordance with the decision of the Annual General Meeting, the company bought back between February 20 and March 5 2003, 264,100 of its own shares at an average price of EUR 20.75 per share. At the end of March 2003 the company held 264,100 shares with a total nominal value of EUR 528,200 and a total purchase price of EUR 5.5 million which is 1.85 % of the total amount of shares and votes.

Helsinki, 6 May, 2003
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.



6 May, 2003
10.00 a.m.

Statement of Income (MEUR)

	1-3/2003	1-3/2002	1-12/2002
Sales	150.8	158.9	713.6
Share of result of participating interest undertakings	-0.1	-0.1	-0.2
Depreciation	-4.1	-4.0	-15.5
Other operating expenses	-145.2	-148.2	-660.3
Operating income	1.4	6.6	37.6
Interests, net	-0.6	-0.6	-2.0
Other financial income and expenses	0.1	0.2	0.8
Income before taxes	0.9	6.2	36.5
Taxes	-0.3[1]	-2.0[1]	-11.8
Net Income for the period	**0.6**	**4.2**	**24.6**
Profit /share (EUR)	**0.04**	**0.28**	**1.69**

Consolidated Balance Sheet (MEUR)

	3/2003	3/2002	12/2002
Fixed Assets	100.3	100.4	93.5
Inventories	81.5	83.2	73.9
Receivables and other current assets	200.9	213.6	214.6
Cash in hand and at banks	15.7	13.8	15.2
Total assets	**398.4**	**411.0**	**397.1**
Equity	159.9	171.3	173.2
Minority Interest	0.1	0.1	0.1
Provisions	11.8	12.4	12.0
Long-term debt	33.7	42.2	31.4
Current liabilities	193.0	185.0	180.4
Total shareholders' equity and liabilities	**398.4**	**411.0**	**397.1**
Gearing	41.3%	24.5%	19.1%
Solidity	40.7%	44.0%	45.5%
Return on capital employed[2]	3.3%	LTM 03 15.8%	12.8%	LTM 02 26.3%	17.8%
Equity/share(EUR)	10.99	11.15	12.11

In accordance with the decision of the Annual General Meeting, the company bought back between 20 February and 5 March,2003 264,100 of its own shares at an average price of EUR 20.75 per share. At 31 March 2003, the

[1] According to estimated tax rate

[2] Calculated on annual basis



6 May, 2003
10.00 a.m.

company held 264,100 shares with a total nominal value of EUR 528.200 and a total purchase price of MEUR 5,5 which is 1.85 % of total amount of shares and votes.

Consolidated cash flow (MEUR)

	1-3/2003	1-3/2002	1-12/2002
Free Cashflow	4.8	8.9	46.2
Change in working capital	-10.4	22.0	20.1
Cashflow from operations	-5.5	30.9	66.3
Net Investments	-8.2	-4.0	-31.0
Cashflow before financing	-13.8	26.9	35.4
Change in debt,increase (+), decrease (-)	27.8	-16.5	-22.4
Dividend paid	-13.3	-13.2	-13.2
Correction items (1	-0.2	-0.2	-1.4
Net financing	0.5	-3.0	-1.6
Cash and bank deposit at beginning of period	15.2	16.8	16.8
Cash and bank deposit at end of period	15.7	13.8	15.2
Change of Cash	0.5	-3.0	-1.6

1) Translation difference in cash in hand and at banks

Contingent Liabilities and Pledged Assets (MEUR)

	3/2003	3/2002	12/2002
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.8	0.7	0.9
Own commercial guarantees	163.3	138.8	141.6
Guarantees For associated company's debt For others	0.8 0.1	0.8 0.2	0.8 0.1
Leasing liabilities	16.1	20.1	18.8
Other liabilities	0.7	0.8	1.0
Total	**187.8**	**167.3**	**169.1**

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2003	3/2002	12/2002
Foreign exchange forward contracts	453.5	569.8	411.4
Interest rate swap	25.0	25.0	25.0
Currency options	236.7	87.4	0.0
Total	**715.2**	**682.2**	**436.4**



6 May, 2003
10.00 a.m.

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2003	1-3/2002	1-12/2002
Total (excl.acquisitions of subsidiaries) (MEUR)	**3.9**	**4.7**	**13.9**

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/2003	1-3/2002	LTM*	LTM Year ago	1-12/2002
Maintenance Services	80.7	81.4	371.7	366.5	372.4
Standard Lifting Equipment	41.7	48.0	198.2	233.3	204.5
Special Cranes	43.6	47.2	205.6	232.3	209.2
./. Internal	-15.2	-17.7	-70.0	-80.8	-72.5
Total	**150.8**	**158.9**	**705.5**	**751.3**	**713,6**

Operating Income by Business Area (MEUR)

	1-3/2003		1-3/2002		1-12/2002		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	2.7	3.3	3.6	4.4	26.2	7.0	25.3	23.9
Standard Lifting Equipment	2.9	7.0	5.1	10.6	19.5	9.5	17.3	26.9
Special Cranes	1.1	2.5	3.0	6.4	16.7	8.0	14.8	17.9
Group costs	-4.6		-4.8		-23.8		-23.6	-12.5
Consolidation items	-0.7		-0.3		-1.0		-1.4	-1.9
Total	**1.4**		**6.6**		**37.6**		**32.4**	**54.3**

Personnel by Business Area (at the End of the Period)

	3/2003	3/2002	12/2002
Maintenance Services	2,743	2,555	2,698
Standard Lifting Equipment	975	1,010	949
Special Cranes	659	676	685

* LTM = last 12 months (full year 2002 ./. three months 2002 + three months 2003)

6 May, 2003
10.00 a.m.

Group staff	111	104	109
Total	**4,488**	**4,345**	**4,441**
Average number of personnel during period	**4,465**	**4,373**	**4,396**



6 May, 2003
10.00 a.m.

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-3/2003	1-3/2002	LTM*	LTM Year ago	1-12/2002
Maintenance Services	74.6	84.1	300.7	310.6	310.2
Standard Lifting Equipment	49.3	51.5	201.0	218.0	203.2
Special Cranes	41.0	34.8	161.1	159.3	154.9
./. Internal	-15.4	-17.3	-67.5	-68.5	-69.4
Total	**149.5**	**153.1**	**595.3**	**619.4**	**598.9**

Order Book (Excl. Service Contract Base)

	3/2003	3/2002	12/2002
Total (MEUR)	**210.3**	**266.5**	**206.0**

Sales by Market (MEUR)

	1-3/2003	1-3/2002	LTM*	LTM Year ago	1-12/2002
Nordic and Eastern Europe	33.4	38.9	173.9	187.7	179.4
EU (excl. Nordic)	44.5	48.3	217.2	216.5	220.9
Americas	55.0	57.9	239.5	266.0	242.4
Asia-Pacific	17.9	13.8	74.9	81.2	70.9
Total	**150.8**	**158.9**	**705.5**	**751.4**	**713.6**

* LTM = last 12 months (full year 2002 ./. three months 2002 + three months 2003)



6 May, 2003
10.00 a.m.

Teleconference

An international teleconference will be arranged today on 6 May, 2003 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 6 May.

Next report

Interim Report, 2nd quarter, will be published on 7 August, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President & CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC
P.O.Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

4. Interim report January - September, 2002

KONECRANES

29 October, 2002
10.00 a.m.

KCI Konecranes Group
Interim Report January-September 2002

STANDARD LIFTING EQUIPMENT LOW, OTHER BUSINESS AREAS STABLE

- Business climate remained difficult
- Total picture unchanged: Standard Lifting and Modernisations (part of Service) affected by low market. Other business areas stable
- EBIT lagging last year's on low Standard Lifting sales and MEUR 6.2 in one time charges, of which MEUR 3.0 in Q3.
- Strong cash flow (all time high)

	Third quarter			January-September			LY
MEUR	**Q3/2002**	**Q3/2001**	**Change %**	**1-9/02**	**1-9/01**	**Change %**	**1-12/01**
SALES							
Maintenance Services	94.0	90.9	3.4	267.8	260.6	2.7	365.2
Standard Lifting Equipment	49.2	61.1	-19.5	146.0	178.5	-18.2	244.9
Special Cranes	41.5	46.1	-10.1	148.1	152.7	-3.0	227.3
Internal Sales	-21.2	-19.7	7.6	-51.6	-55.0	-6.2	-81.1
Sales total	**163.4**	**178.4**	**-8.4**	**510.2**	**536.8**	**-5.0**	**756.3**
Income from operations (EBITA)	**8.0**	**13.9**	**-42.3**	**23.1**	**36.8**	**-37.2**	**59.4**
Goodwill amortisation	-0.8	-1.0	-19.5	-2.6	-3.1	-16.9	-4.1
Operating income (EBIT)	**7.2**	**12.9**	**-44.0**	**20.5**	**33.7**	**-39.1**	**55.3**
(EBIT excl. one time charges	10.2	12.9	-20.9	26.7	33.7	-20.8)	
Financial income and expenses	-0.3	-0.7	-62.4	-0.8	-1.9	-54.4	-2.8
Income before taxes and minority interest	**7.0**	**12.2**	**-42.9**	**19.7**	**31.8**	**-38.2**	**52.4**
Net income	**4.7**	**8.3**	**-43.8**	**13.3**	**21.8**	**-39.1**	**35.3**
Earnings per share (EUR)	**0.32**	**0.57**	**-43.3**	**0.91**	**1.48**	**-38.5**	**2.40**
ORDERS RECEIVED							
Maintenance Services	72.7	73.1	-0.5	240.0	241.2	-0.5	307.2
Standard Lifting Equipment	49.1	53.7	-8.5	154.0	179.0	-13.9	229.2
Special Cranes	33.4	56.3	-40.7	124.6	166.0	-25.0	209.6
Internal Orders	-15.9	-15.9	-0.2	-52.0	-48.7	6.7	-66.9
Orders Received total	**139.4**	**167.2**	**-16.6**	**466.7**	**537.5**	**-13.2**	**679.1**
Order book at end of period				**260.8**	**346.9**	**-24.8**	**279.7**

Comment on quarterly results:
The difficult market situation continued. Maintenance Services continued to develop well, Special Cranes encountered normal quarterly swing retaining a satisfactory order backlog. Standard Lifting Equipment was low, margins were up, orders gap against last year is closing. Group income still burdened by one time charges. Interest costs down.

Comment on year-end results:
The business environment is not expected to change. Services is expected to develop according to plan, positive effects from acquisitions starting to show towards end of year.
Standard Lifting Equipment: no fast improvement seen in sales, however, due to already implemented cost cuts sales margins improvement is expected to continue, new orders closing gap on last year.



29 October, 2002
10.00 a.m.

Special Cranes have a balanced order backlog and is expected to develop accordingly.
The Group's competitive advantages has increased considerably, cost cutting and other measures are biting and Q4 operational results therefore expected to be at the level or exceed that of Q4/2001. The potential for interesting acquisitions is high.

Stig Gustavson, President & CEO

Turning point

The markets. During the first half of the current year, we saw a gradually improving market for our products and services. In the late summer there seems to have been a shift in market sentiment, to the worse again.

Our performance. Despite this gloomy outlook, our own business performance gave a number of positive signs in Q3. Standard Lifting Equipment improved its margin again to over ten per cent. Orders are coming close to last year's level, and we are going into Q4 with a much better order backlog in this business area compared to the situation last year. This bodes well for volumes and profit generation in Q4.

Our Special Cranes area is also doing well. Harbours and shipyards are of course hesitant to commit themselves for large investments, however, the industrial part of our offering is a clear star performer. Our recent breakthrough into the traditional American steel industry is clear evidence.

Our Special Cranes product offering is thoroughly competitive. One more proof: our market share in double girder cranes in America reached an all time high in H1/02 with 33.27 %. Another: in Germany our orders now increase while the market is down.

In Maintenance the core field business is doing very well. Plus 9 % in orders during January- September speaks for itself. The modernisation business is low at the moment, as could be expected.

Acquisitions are forthcoming. We have acquired three companies so far this year (plus two minor ones) and there will be more. Acquisition negotiations are a good way of getting to understand the competition, even in cases where no deal is reached. Our confidence in our strong market and technical position has been further strengthened.

The Baan litigation latest moves. In our Q2/02 report we expressed some concern on Invensys' (Baan's parent) future structure. We have now moved to get attachments on certain of Baan's assets in order to back our claims.

Baan on their hand, have moved to open a process, now in the US. In typical American style, claims are gigantic, especially when claims for punitive damages are included.

As a long time US company, we are used to this way of using the law in business and their action comes as no surprise. In this case, which is not within our normal course of business, we felt compelled to notify the markets on the existence of Baan's claim.



29 October, 2002
10.00 a.m.

We find Baan's US claim both unspecified and unfounded. We are of course doing everything to protect our interests. It seems that Baan and Invensys are seeking for every possible means to strengthen their position in their disputes with us, and put further pressure on us. We feel it is unfortunate that unrealistic amounts are claimed without any specification or base in the real world.



29 October, 2002
10.00 a.m.

General Review

Group Sales January to September was EUR 510.2 million, which is 5.0 % less compared to the sales during the same period last year (EUR 536.8 million). The sales decrease in the new equipment business (Special Cranes and Standard Lifting) during Q3/02 was 15.4% compared to Q3/01. In Maintenance Services sales grew during Q3/02 by 3.4% year-on-year, despite lower sales in modernisation projects (part of Maintenance Business Area). During the first half of 2002 Maintenance Services sales grew 2.4 %.

Group operating income January to September was EUR 20.5 million, which is 13.2 million lower, compared to the level of last year. The operating Income during Q3/02 was 44% lower compared to Q3/01, which is a direct consequence of the lower sales and one time charges (EUR 6,2 million). Excluding one time charges the operating income was 20.9 % lower. No one time gains were booked. The operating income grew during Q3/02 in Maintenance Services but decreased in the new equipment businesses.

The operating income before goodwill amortisation (EBITA) January to September was EUR 23.1 million (EUR 36.8 million one year ago).

The costs of Group financing continued to decrease due to a strong cash flow and was EUR 0.8 million, which is 54.4 % lower compared to what it was one year ago (1-9/2001: 1.9 million).

Income before taxes January-September was EUR 19.7 million compared to EUR 31.8 million one year ago. During Q3/02 income before taxes was EUR 7.0 million compared to the level of EUR 12.2 million in Q3/01.

The net income January to September was EUR 13.3 million, which is 39.1 % lower compared to the net income of EUR 21.8 million one year ago. Correspondingly, the EPS decreased by 38,5% to EUR 0.91, compared to EUR 1.48 one year ago.

The cash flow from operations before capital expenditures from January to September was at a record level of EUR 40.6 million or 2.78 euros per share. The cash flow increased during Q3/02.

Group net interest bearing debt decreased during Q3/02 with EUR 14.4 million and was EUR 45.0 million at the end of September. The Gearing also decreased and was 26.6% at the end of September.

The return on capital employed was 13.2 % compared to 20.0 % during the same period last year.

The order intake during the period from January to September was EUR 466.7 million, which is 13.2 % down from last year (EUR 537.5 million). Orders received during Q3/02 was EUR 139.4 million, which is 16.6% less compared to EUR 167.2 million last year. Especially orders for harbour and shipyard cranes were low in comparison to last year, whereas orders for other special cranes increased. No large harbour crane order was recorded during Q3/02. The order intake for Standard Lifting Equipment was also at a lower level compared to last year. However, the difference between last year's order intake level and this year's narrowed during Q3/02. The order intake in Maintenance Services was at the same level as one year ago. Orders for modernisation projects decreased by 26% compared to last year, but orders for other maintenance activities increased with the same amount in absolute terms and in relative terms by 9%.

The total order book was EUR 260.8 million at the end of September. Although the order book decreased 24.8% compared to one year ago and 6.8% compared to yearend, it remained at an operationally healthy level.

The Group continued its actions for improving operational efficiency. Actions include the launch of new competitive products and actions for adjusting the number of employees. The launch of the new wire rope hoist line is proceeding according to plan and the new line covers over 90% of orders received. The development of the new container crane (BoxHunter technology) and the delivery of the first two units have been successfully completed. Relating to this project, EUR 6.2 million one time charges have been included under Group overheads. The Group's total number of employees amounted to 4,419 at the end of September (9/2001: 4,411). There has been a reduction of 156 employees within the Standard Lifting Equipment Business Area compared to September 2001. The number of employees has increased especially within Maintenance Services as a consequence of both organic and acquired growth.



29 October, 2002
10.00 a.m.

Review by Business Areas

Maintenance Services

The order intake during January to September was EUR 240.0 million, which is 0.5% less compared to 241.2 million during the same period one year ago. The order intake during Q3/02 was also 0.5% lower compared to Q3/01. A reduction was recorded only in orders for modernisations and other big repair projects (-26%), whereas orders for basic maintenance services grew by 9% from January to September.

The maintenance agreement base also continued to grow. There are now 206,600 cranes and hoists in the maintenance service agreement base, compared to 186.000 at yearend 2001.

Field service orders developed very favourably in Finland, France, Great Britain and Australia. The development was slowest in North America. Nevertheless, orders started to grow also in America during Q3/02. Maintenance Services sales January to September was EUR 267.8 million, compared to EUR 260.6 million one year ago. Sales grew with 2.7% compared to one year ago and with 3.4% during Q3/02.

In our previous interim report (Q2/02), Maintenance Services' new growth market Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry was introduced. The strong positive development within Plant Maintenance continued. The Group has started to investigate possibilities for expanding the plant maintenance activities to areas outside Finland.

Growth in operating income from January to September accelerated slightly compared to sales and was EUR 16.8 million or 6.3% on sales. The corresponding figures for last year were EUR 16.0 million and 6.1%. The operating income during the third quarter grew clearly compared to Q2/02 both in absolute terms and relative to sales. In this respect, typically Q4 has been the best quarter of the year. This development is expected to repeat itself also during this year.

Standard Lifting Equipment

The order intake from January to September was EUR 154.0 million, which is 13.9 % down from EUR 179.0 million during the same period last year. The order intake during Q3/02 was 8.5 % down compared to Q3/01. The market has further deteriorated both in North America and in Germany. Orders received in these markets showed, however, growth during Q3/02 indicating a clear growth in market share. The most positive development was recorded in China, Great Britain and in the Benelux countries.

Business Area sales during January to September was EUR 146.0 million, down 18.2% compared to EUR 178.5 million last year. The decrease was 19.5 % during Q3/02. Compared to the yearend the order book has grown with 17 %, indicating that sales will make a clear return to growth during Q4/02.

The operating income January-September was EUR 13.9 million or 9.5 % on sales. There was a margins increase in Q3/02 to 10.2 %. One year ago operating income was EUR 22.1 million, 12.4% on sales. The decrease in operating income was caused by lower sales and price competition. The Group has significantly managed to reduce the negative impact on the operating income through introducing its new competitive wire rope hoist product line and by overhead cost cutting. Over 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists is 2/3 of total shipments.

The number of employees at the end of September was 969. This is a corresponding reduction of 140 employees from yearend and 156 employees year on year.

The efforts to further improve on cost competitiveness in the business area will continue. This includes, among other things, the complete dismantling of the old wire rope hoist production line before yearend 2002 and start-up and increase of production in China. Additionally, with diminishing development and launching costs of the new hoist line upon project completion, the cost structure will improve further.

The operating income margin grew during Q3/02 to 10.2%, compared to 9.2% after the first half year. As a consequence of the efforts mentioned above and sales growth the operating income margin is expected to grow further during Q4/02.



29 October, 2002
10.00 a.m.

Special Cranes

The order intake January to September was EUR 124.6 million, down 25.0 % from EUR 166.0 million one year ago. The decrease is substantial, but can partly be explained by a large shipboard gantry crane order of EUR 32 million included in the numbers for last year. During 2002 no such large order has been recorded. As a consequence the order intake within harbour and shipyard cranes has decreased clearly compared to the same period last year, whereas orders for other (industrial) special cranes have grown by over 10% compared to one year ago. Although uncertainty has increased on the markets the inquiry level remains high. Decision making, however, seems to be slower compared to 18 months ago.

The business area sales during January to September was EUR 148.1 million, down 3.0% from 152.7 million one year ago. The operating income January to September was EUR 8.9 million compared to EUR 10.0 million one year ago. The operating income margins were respectively 6.0% and 6.5%. Mainly as a consequence of the scheduling of project sales and operating income for Q3/02 stayed below last years levels.

The order backlog is still at a comfortable level for Special Cranes operations. As the Special Crane product range has now been totally renewed (including new container crane) and production costs have been reduced, there are now good opportunities for sales growth and improved profitability. The sales and operating income levels for Q4/02 are expected to improve clearly from the levels seen in the beginning of 2002, but also compared to Q4/01.

Group Costs and Consolidation Items

During the period January to September, Group costs and Consolidation Items were EUR 19.2 million, up EUR 4.8 million from EUR 14.4 million one year ago. Group costs, which are not directly allocated to the Business Areas, mainly consist of group management and administrative costs and costs for centralised development functions (such as product and personnel development), legal affairs and group financing. These costs grew by EUR 6.2 million compared to one year ago due to the development of the new container crane technology and the delivery of the first two units. Also costs relating to the development of the group structure have increased substantially.

Group consolidation items (=elimination of internal profit, share of associated companies' result and group goodwill amortisations) decreased clearly from the level one year ago due to changes in the amount of internal margins and group goodwill amortisation.

We estimate that Group costs and consolidation items for the whole year will be approximately EUR 25 – 26 million, assuming there would be no significant one time gains during this year. In relation to Group sales this corresponds to the level of these costs three years ago.

Sales by Market

Sales by different market areas developed as follows:

	1-9/2002 Value	%	1-9/2001 Value	%	Change %
Europe	285.5	56.0	262.6	48.9	+8.7
America	178.3	34.9	211.4	39.4	-15.7
Asia-Pacific	46.3	9.1	62.8	11.7	-26.3
Total	510.2	100.0	536.8	100.0	-5.0

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is small.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during July-September 2002. The list illustrates our reach, both in terms of customer base and geographical coverage.



29 October, 2002
10.00 a.m.

Konecranes America Inc. won the contract to supply two hot metal cranes and a service crane to Nucor's steel mill in Jewett, Texas, USA. The transaction marks the first time one of America's big steel mills chooses KCI Konecranes, and the first time an American steelmaker has purchased hot metal cranes featuring new AC technology.

Neptun Stahlbau GmbH of Germany ordered two shipyard cranes with 120 t lifting capacity.

Flensburger Schiffbaugesellschaft mbH & Co. ordered one process crane and the modernisation of a 120 t crane for its shipyard in Flensburg, Germany.

The components for two coil storage gantries were ordered for a project called Globe marine in the United Arab Emirates.

Hamburger Stahlwerke GmbH in Hamburg, Germany ordered the modernisation of a double girder gantry crane that handles scrap metal. The complete steel structure will be renewed, delivered and erected by Kulicke Konecranes GmbH.

Dubai Aluminium ordered a process crane to its aluminium plant in Dubai, UAE.

General Motors Pontiac, USA placed an order for a stamping crane with one auxiliary hoist.

A multiple crane order was received from Air France in Toulouse, France for a new maintenance area of the Airbus. The order includes eight underslung cranes for the main halls and ten underslung cranes and one top-running crane for different repair halls. The order also included a two years maintenance contract.

CNIM ordered several cranes both to France and UK. Six Refuse handling Cranes were ordered for two Waste-to-Energy plants in France, in Lillebonne and in Compiegne and two Waste-to-Energy grabbing cranes including a slag crane were ordered for a plant in Marchwood, UK.

Toshiba ordered from Konecranes Singapore two power plant cranes for the end customer Asia Cement Group in Taiwan.

Bechtel ordered a power house crane of 130 ton lifting capacity for a project in Rotterdam, Holland.

UPM Kymmene for Shotton Paper in North Wales UK, ordered process cranes for a new Recycled Fibre Mill and Svenska Cellulosa Aktiebolaget (SCA) ordered one paper mill crane to Laakirchen in Austria.

Texturing Technology (part of Corus, formerly British Steel) at Port Talbot in Wales, UK has ordered one new process crane including alterations to two cranes.

Important Events

The crane and maintenance business of **Burlington Engineering Division**, which was acquired in June was included in the Group's income statement as of July 2002.

After the end of the period on 16 October 2002, Konecranes, Inc. (USA) acquired the assets related to the replacement parts and service business of **Crane Manufacturing & Service Corporation** (CMS) in Milwaukee, Wisconsin. CMS will be included in Group figure's as of the purchase date.

The legal processes relating to the failed OMNIMAN ERP-project continue. The arbitration process in Stockholm against Baan Company N.V. continues but the progress in the arbitration has been slow. Final hearings are now expected to be held during the summer in 2003. In the arbitration KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. KCI Konecranes has informed of the start of the arbitration by a Stock Exchange release of 26 February 2001.

KCI Konecranes has taken a number of interim measures in the Netherlands against Baan and its parent Invensys International B.V including successfully attaching a number of assets in the Baan/Invensys Group.

Baan/Invensys have initiated a lawsuit against KCI Konecranes and its US subsidiary and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California claiming, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. As to its factual background and the parties, the dispute relates closely to the above mentioned arbitration proceedings pending in Stockholm.



29 October, 2002
10.00 a.m.

KCI Konecranes considers the claims initiated in the US Court as completely unfounded and will undertake all necessary measures to protect its interests and to recover any costs and other damage caused by the lawsuit.

Shares and Shareholders

On September 30 KCI Konecranes' share closed at EUR 24.00, down with 15.79 % from year-end (2001: EUR 28.50). During January-September 2002 the HEX All-share Index decreased by 41.04 % and HEX Portfolio Index by 23.98 %. The HEX Metal & Engineering index decreased with 6.64 %.

The lowest share price during January-September 2002 has been EUR 23.93 and the highest EUR 36.83. Total market capitalisation at the end of September was EUR 360 million, the 37th highest market value of companies listed on Helsinki Exchanges.

Altogether 8,378,018 KCI Konecranes shares were traded on Helsinki Exchanges during January-September 2002, which represents 57.45 % of the outstanding shares. In monetary terms trading amounted to EUR 265.2 million, which was the 23rd largest trading among companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of September 2002 was 65.64 % (June 2002: 67.16 %).

Orkla ASA informed that after transactions made on September 26, 2002 Orkla ASA owned a total of 761,700 shares or 5.08% of the paid up share capital and the voting rights of the Company.

Fidelity International Limited made four notifications during the quarter. On August 8, 2002 it informed that Fidelity International Limited and its direct and indirect subsidiaries owned a total of 753,932 shares or 5.03% of the paid up share capital and of the voting rights of the Company. On August 21, 2002 their holding had decreased to 747,732 shares or 4.98%. On September 5, 2002 their holding increased to 750,932 shares or 5.01% and on September 12, 2002 their holding decreased to 741,032 shares or 4.94% of the paid up share capital and of the voting rights of the Company.

At the AGM 2002 the Board of Directors was granted the authorisation to repurchase the Company's own shares up to a maximum of 750,000 shares or 5 % of the company's outstanding shares. The company already held 300,000 of its own shares repurchased at an average price of EUR 24.96 per share between October 14 and November 25,1999.

In accordance with the authorisation, the Board of Directors resolved to start on 22 August 2002 the repurchase of the Company's own shares and to continue until further notice. Between 28 August and 27 September 2002 the company repurchased 117,000 shares at an average price of EUR 27.27 per share. At September 27, 2002, the company held 417,000 shares with a total nominal value of EUR 834.000 and a total purchase price of MEUR 10.677 which is 2.78 % of total amount of shares and votes.

Between 30 September and October 8, 2002, the company repurchased a further amount of 274,370 shares at an average price of EUR 24.36 per share. On October 8, 2002 the Company held a total of 691,370 shares or 4.61 % of the company's outstanding shares and voting rights. The repurchase of shares has been executed at the going market price in public trading on the Helsinki Exchanges.

The first half of the 1999 option plan became exercisable on April 1, 2002. Option holders (approx. 300 top and middle management employees), have the right to exercise their options at EUR 33/share during the next three years. Until the end of September there had been no subscriptions for new shares under the option plan.

Comment on quarterly results

The difficult market situation continued.

Maintenance Services continued to develop well, Special Cranes encountered normal quarterly swing retaining a satisfactory order backlog. Standard Lifting Equipment was low, margins were up, orders gap against last year is closing. Group income still burdened by one time charges. Interest costs down.

Comment on year-end results



29 October, 2002
10.00 a.m.

The business environment is not expected to change. Services is expected to develop according to plan, positive effects from acquisitions starting to show towards end of year.

Standard Lifting Equipment: no fast improvement seen in sales, however, due to already implemented cost cuts sales margins improvement is expected to continue, new orders closing gap on last year.

Special Cranes have a balanced order backlog and is expected to develop accordingly.

The Group's competitive advantages has increased considerably, cost cutting and other measures are biting and Q4 operational results therefore expected to be at the level or exceed that of Q4/2001. The potential for interesting acquisitions is high.

Hyvinkää, 29 October, 2002
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Sales	163.4	178.4	510.2	536.8	756.3
Share of result of participating interest Undertakings	-0.0	-0.0	-0.2	-0.2	-0.3
Depreciation	-3.7	-4.0	-11.7	-12.4	-16.0
Other operating expenses	-152.4	-161.5	-477.8	-490.5	-684.8
Operating income	7.2	12.9	20.5	33.7	55.3
Interests, net	-0.3	-0.9	-1.4	-2.6	-3.4
Other financial income and expenses	0.0	0.2	0.5	0.7	0.6
Income before taxes	7.0	12.2	19.7	31.8	52.4
Taxes	-2.3[1]	-3.8[1]	-6.4[1]	-10.0[1]	-17.1
Net Income for the period	**4.7**	**8.3**	**13.3**	**21.8**	**35.3**
Profit /share (EUR)	**0.32**	**0.57**	**0.91**	**1.48**	**2.40**

Consolidated Balance Sheet (MEUR)

	9/2002	9/2001	12/2001
Fixed Assets	103.0	100.6	99.0
Inventories	87.8	115.7	90.8
Receivables and other current assets	207.6	233.5	249.3
Cash in hand and at banks	12.1	9.4	16.8
Total assets	**410.5**	**459.2**	**455.9**
Equity	179.7	166.1	180.2

[1] According to estimated tax rate



29 October, 2002
10.00 a.m.

Minority Interest	0.1	0.1	0.1
Provisions	11.6	13.3	12.9
Long-term debt	41.1	40.3	56.0
Current liabilities	178.0	239.4	206.7
Total shareholders' equity and liabilities	**410.5**	**459.2**	**455.9**
Gearing	26.6%	51.5%	28.9%
Solidity	44.7%	38.7%	41.4%
Return on capital employed[2]	13.2%	20.0%	24.3%
Equity/share(EUR)	11.59	10.79	11.75

Consolidated Cashflow (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Free Cashflow	7.5	15.6	28.2	31.5	40.0
Change in working capital	14.1	-13.9	12.4	-11.2	3.1
Cashflow from operations	21.5	1.7	40.6	20.3	43.0
Net Investments	-7.3[3]	-3.1	-17.7[3]	-5.2	1.1
Cashflow before financing	14.3	-1.5	22.8	15.1	44.1
External financing	-12.5	0.9	-26.6	-16.9	-38.8
Correction items	0.1	-0.5	-0.9	0.0	0.3
Net financing	1.9	-1.0	-4.6	-1.8	5.6
Cash and bank deposits at beginning of period	10.3	10.5	16.8	11.2	11.2
Cash and bank deposits at end of period	12.1	9.4	12.1	9.4	16.8
Change of Cash	1.9	-1.0	-4.6	-1.8	5.6

Contingent Liabilities and Pledged Assets (MEUR)

	9/2002	9/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.8	0.8
Own commercial guarantees	146.5	165.4	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.2	0.2	0.2
Leasing liabilities	17.6	17.6	18.0
Other liabilities	0.8	2.0	2.2
Total	**172.7**	**192.7**	**171.6**

[2] Calculated on annual basis
[3] 1-9/2002 includes acquisition of own shares MEUR 3.2



29 October, 2002
10.00 a.m.

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2002	9/2001	12/2001
Foreign exchange forward contracts	417.9	588.6	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	203.7	132.2	0.0
Total	**646.5**	**745.8**	**607.7**

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one third of the total notional amounts.

Investments

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	**4.3**	**1.3**	**12.3**	**7.5**	**11.3**

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Maintenance Services	94.0	90.9	267.8	260.6	365.2
Standard Lifting Equipment	49.2	61.1	146.0	178.5	244.9
Special Cranes	41.5	46.1	148.1	152.7	227.3
./. Internal	-21.2	-19.7	-51.6	-55.0	-81.1
Total	**163.4**	**178.4**	**510.2**	**536.8**	**756.3**

Operating Income by Business Area (MEUR)

	7-9/2002		7-9/2001		1-9/2002		1-9/2001		1-12/2001	
	MEUR	%	MEUR	%	MEUR	%	MEUR	%	MEUR	%
Maintenance Services	7.3	7.8	7.1	7.8	16.8	6.3	16.0	6.1	24.1	6.6
Standard Lifting Equipment	5.0	10.2	7.9	12.9	13.9	9.5	22.1	12.4	29.2	11.9
Special Cranes	1.5	3.6	2.7	5.9	8.9	6.0	10.0	6.5	17.1	7.5
Group costs	-6.1		-3.1		-17.6		-10.4		-11.9	
Consolidation items	-0.6		-1.7		-1.6		-4.0		-3.2	
Total	**7.2**		**12.9**		**20.5**		**33.7**		**55.3**	



29 October, 2002
10.00 a.m.

Personnel by Business Area (at the End of the Period)

	9/2002	9/2001	12/2001
Maintenance Services	2,671	2,491	2,481
Standard Lifting Equipment	969	1,125	1,109
Special Cranes	671	690	705
Group staff	108	105	106
Total	**4,419**	**4,411**	**4,401**
Average number of personnel during period	**4,384**	**4,436**	**4,434**

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Maintenance Services	72.7	73.1	240.0	241.2	307.2
Standard Lifting Equipment	49.1	53.7	154.0	179.0	229.2
Special Cranes	33.4	56.3	124.6	166.0	209.6
./. Internal	-15.9	-15.9	-52.0	-48.7	-66.9
Total	**139.4**	**167.2**	**466.7**	**537.5**	**679.1**

Order Book (Excl. Service Contract Base)

	9/2002	9/2001	12/2001
Total (MEUR)	**260.8**	**346.9**	**279.7**

Sales by Market (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nordic and Eastern Europe	40.0	41.3	126.5	114.2	183.4
EU (excl. Nordic)	57.4	47.9	159.0	148.4	213.6
Americas	49.2	62.4	178.3	211.4	277.4
Asia-Pacific	16.8	26.7	46.3	62.8	81.9
Total	**163.4**	**178.4**	**510.2**	**536.8**	**756.3**



29 October, 2002
10.00 a.m.

Teleconference

An international teleconference will be arranged today on 29 October, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com under "IR Presentations". A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637532.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "IR Presentations") later on 29 October.

Next report

Financial results 2002 will be published on 11 February, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

5. Interim report January - June, 2002.



13 August, 2002
10.00 a.m.

KCI Konecranes Group
Interim Report January – June 2002

LOWER SALES IN STANDARD LIFTING PUT PRESSURE ON GROUP INCOME, OTHER BUSINESS AREAS IMPROVING

- Business environment remains subdued
- Sales in Services and Special Cranes at or above last year's levels, in Standard Lifting the lag compared to last year is narrowing
- Group EBIT down on low Standard Lifting sales and one time charges for development costs and M&A projects
- Margins up in Services and Special Cranes, down in Standard Lifting
- Financing costs continued to decrease

	Half year			LTM			LY
MEUR	1-6/02	1-6/01	Change %	7/01-6/02	7/00-6/01	Change %	1-12/01
SALES							
Maintenance Services	173.8	169.7	2.4	369.3	367.1	0.6	365.2
Standard Lifting Equipment	96.8	117.4	-17.5	224.3	258.9	-13.4	244.9
Special Cranes	106.6	106.6	0.0	227.3	229.6	-1.0	227.3
Internal Sales	-30.4	-35.3	-13.9	-76.2	-85.3	-10.7	-81.1
Sales total	**346.8**	**358.4**	**-3.2**	**744.7**	**770.3**	**-3.3**	**756.3**
Income from operations (EBITA)	**15.1**	**22.9**	**-34.0**	**51.6**	**60.7**	**-15.0**	**59.4**
Goodwill amortisation	-1.9	-2.2	-15.8	-3.8	-4.4	-13.8	-4.1
Operating income (EBIT)	**13.3**	**20.7**	**-36.0**	**47.8**	**56.3**	**-15.1**	**55.3**
Financial income and expenses	-0.6	-1.1	-49.3	-2.3	-4.6	-50.6	-2.8
Income before taxes and minority interest	**12.7**	**19.6**	**-35.2**	**45.5**	**51.7**	**-11.9**	**52.4**
Net income	**8.6**	**13.4**	**-36.2**	**30.5**	**35.4**	**-14.1**	**35.3**
Earnings per share (EUR)	0.58	0.91	-36.2	2.07	2.41	-14.1	2.40
ORDERS RECEIVED							
Maintenance Services	167.3	168.1	-0.5	306.4	320.1	-4.3	307.2
Standard Lifting Equipment	104.9	125.3	-16.3	208.8	248.8	-16.1	229.2
Special Cranes	91.2	109.7	-16.9	191.1	290.8	-34.3	209.6
Internal Orders	-36.1	-32.8	10.1	-70.2	-71.9	-2.4	-66.9
Orders Received total	**327.3**	**370.3**	**-11.6**	**636.1**	**787.8**	**-19.3**	**679.1**
Order book at end of period	269.6	344.7	-21.8	-	-	-	279.7

Comment on half-year results:
In spite of difficult markets both Maintenance and Special Cranes recorded income growth.
Standard Lifting sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.
On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.
Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.
Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.
Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:
The business environment remains difficult.
Services continue to develop favourably on its own merits.
Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost

cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.
Special Cranes is expected to develop according to plan.
Two acquisitions were closed and the Group is continuing its acquisition activities.

Stig Gustavson, President and CEO

The markets for lifting appliances continue on a low level in all parts of the industrial world, with very few exceptions. The same seems to be true for industrial investment spending in general. This time, also smaller investments, such as modernisations and upgrades, seem to be affected.

Previously optimistic forecasts on a coming upturn have generally been downgraded. The Group's own market perception is largely in line with general comments.

In this environment the Group is ideally positioned. Our maintenance activities continue to grow, and our new product ranges capture increasing market shares. On June 25, in a Capital Market Day meeting, we presented our Plant Maintenance activities. Employing the same skillsets, assets and business rationale as crane maintenance, Plant Maintenance will provide considerable growth prospects. The total market potential for Plant Maintenance is 5-10 times that of pure crane maintenance.

During Q2 the Group attempted a merger with Partek Oyj Abp of Finland. In spite of large support for the merger Partek's largest shareholder, the State of Finland preferred a competing cash bid for its holdings.

After the end of the quarter, Demag Cranes and Components GmbH of Germany, was sold to KKR of USA, as part of a large transaction. We will continue to keep a keen eye on our largest competitor.

With these large transactions off the radar screen, the Group will now again concentrate on small and mid-size acquisition targets. With the business environment at present levels, there seems to be good opportunities available.



13 August, 2002
10.00 a.m.

General Review

Group sales January to June was EUR 346.8 million, which is 3.2 % less compared to the sales during the same period last year (EUR 358.4 million). Maintenance Services sales grew 2.4 % and Special Cranes sales stayed at the level of the previous year. Standard Lifting Equipment sales decreased 17.5 % year-on-year. Q2 sales lag year-on-year was now clearly smaller compared to the Q1 lag in Standard Lifting.

The operating income amounted to EUR 13.3 million, which is 36.0 % lower compared to the record level of last year. Group general overhead costs (not reported under business areas) grew clearly while consolidation items (=elimination of internal profit, the share of associated companies' result and Group goodwill amortisation) decreased somewhat. The growth of Group costs was due to relatively large one-off development costs and M&A costs. Group's total EBIT during the second quarter was therefore only at the level of the first quarter. The operating income margin was 3.8 % (5.8 % in 2001). The operating income grew both in Maintenance Services and in Special Cranes, but decreased clearly in Standard Lifting Equipment. This decrease was a direct consequence of the decline in sales. Cost cutting in the Business Area was not sufficient to compensate for the sales decline. Also price competition tightened further.

The operating income before goodwill amortisation (EBITA) was EUR 15.1 million (EUR 22.9 million one year ago).

The costs of Group financing continued to decrease. The net of financing costs and income was now costs of EUR 0.6 million, compared to the net financing costs of EUR 1.1 million one year ago. The cost burden of financing continued to decrease, also during the second quarter compared to the previous quarter.

Income before taxes was EUR 12.7 million or 3.7 % of sales compared to EUR 19.6 million or 5.5 % of sales one year ago.

The net income was EUR 8.6 million, which is equal to 0.58 euro per share (EPS) compared to the net income last year, which was EUR 13.4 million and 0.91 euro per share. Income taxes were accounted for on the basis of income for the period, using a 32.5 % tax rate.

Group net interest bearing debt was EUR 59.4 million at the end of June 2002 and the gearing accordingly at 35.4 % (EUR 80.0 million and 52.9 % one year ago). The cash flow from operations before capital expenditures from January to June was EUR 19.0 million or 1.29 euro per share. The corresponding figures one year ago were EUR 18.6 million and 1.27 euro per share.

The return on capital employed was 12.6 % compared to 19.2 % during the same period last year.

The order intake during the period from January to June 2002 was EUR 327.3 million, which is 11.6 % down from last year (EUR 370.3 million). Orders received grew, however, during the second quarter of 2002 compared to the previous quarter by 13.8 % and the growth was 10.6 % against the second quarter of 2001.

The order book was EUR 269.6 million at the end of June. This is 21.8 % down from one year ago (EUR 344.7 million). From the end of last year the decline in the order book was only 3.6 % and there was an 1 % increase in the order book value compared to the end of the first quarter. Approximately 2/3 of the order book value relates to Special Cranes.
The maintenance contract base continued to grow both in terms of value and number of equipment served. Now there are over 201,500 lifting devices under maintenance contract. This is 8.4 % more compared to the end of last year.

The development during the last 12 months (LTM) ending June 30, 2002 compared to the LTM ending June 2001:

- sales decreased by 3.3 % from EUR 770.3 million to EUR 744.7 million
- the operating income was EUR 47.8 million, which is EUR 8.5 million or 15.1 % down from the corresponding period one year ago
- the net income decreased by EUR 4.9 million or 14.1 % from EUR 35.4 million to EUR 30.5 million
- EPS was now 2.07 euro compared to 2.41 euro one year ago

The Group continued its strong efforts to adjust its operations to the changing situations in the market. The number of employees working in new equipment business areas was reduced further, to 1646, which



13 August, 2002
10.00 a.m.

is 168 employees less compared to the end of last year and 201 less compared to the end of June 2001. The strong development of business operations and products also carry a potential for further efficiency improvements.

The number of employees in Maintenance Services increased by 140 persons from the end of last year and by 122 persons compared to the situation one year ago. This is a consequence of both organic and acquired growth.

The Group's total number of employees was 4372 at the end of June (4449 one year ago and 4401 at the end of 2001).

Review by Business Areas

Maintenance Services

The order intake during the first half of the year was EUR 167.3 million, which is at the same level as it was in 2001 during the same period (EUR 168.1 million), but 20.3 % higher compared to the second half of 2001.

Field service orders grew somewhat year-on-year, however, there are big geographical differences. The most positive development was recorded in the U.K., France and Australia. Orders in North America grew when compared to the second half of last year, but they declined slightly year-on-year. Modernisation and big repair orders dropped clearly from the level of last year. The most positive development in Maintenance Services was recorded in Plant Maintenance. The Group has been active in Plant Maintenance only in Finland, where growth potential in crane maintenance is limited.

Maintenance Services sales in total was EUR 173.8 million, up 2.4 % year-on-year. The growth accelerated slightly from the level of the first quarter.

The operating income was EUR 9.5 million or 5.5 % on sales (last year: EUR 8.9 million or 5.2 % sales). The operating income margin during the second quarter was clearly better compared to the margin during the same quarter last year (6.4 % vs. 5.7 %). In Maintenance services operating income typically improves during the second half of the year and this development is expected to repeat itself also during this year.

The best long term development indicator in maintenance activities is the maintenance agreement base and its development. This development has been fast both in terms of equipment unit quantity and value. The growth in units was 6.8 % from the end of June last year and 8.4 % from the end of last year. There are now 201,500 cranes and hoists in the maintenance service agreement base.
The value of the contract base has also developed positively. The acquired operations gave only a marginal contribution now.

New markets for Maintenance: Plant Maintenance

The Group is expanding the scope of its Maintenance operations, to support ongoing growth. Much of the incentive to expand the scope has come from our customers, who have encouraged us to widen our operations.

The new market target is Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry.

These industries employ production lines and machinery with a technology and a complexity which closely resemble those of the crane industry. The Group therefore may employ its existing crane maintenance skillsets, asset base and business knowledge to enhance the growth potential of its maintenance activities, without venturing into a new business area. Scale effects are expected to yield margins growth.

Total market potential is estimated at 2 % of the production value of the underlying production. In Finland alone, Plant Services has a sales potential in excess of EUR 250 million. Outsourcing of plant maintenance is a growth area.

The Group's Plant Maintenance operations have developed favourably. Still confined to Finland only, at EUR 20 million, sales has doubled in less than three years. Companies that during 2002 have chosen KCI Plant Services as their contracted plant maintenance partners include Keycat Oy, Normet Oy, Ata Gears Oy, Helvar Oy, Imatra Steel Oy Ab and Andritz Oy. The combined annual sales value of these contracts approach EUR 4 million. The personnel increase during 2002 amounts to 45 persons.

Standard Lifting Equipment



13 August, 2002
10.00 a.m.

The order intake was EUR 104.9 million, which is EUR 20.4 million or 16.3 % down from the first six months last year. Fast market deterioration last year both in the Americas and Europe caused the order intake to decrease to EUR 50.2 million during the last quarter in 2001. The order intake during the first quarter of this year was EUR 51.5 million and during the second EUR 53.4 million indicating a turn to a positive development. However, the level of orders is still low. The small order growth is a consequence of growth in market share – not of market growth. There seems to be growth in the equipment market only in China and in some smaller markets while the American market is stable and European markets decline.

Business Area sales was EUR 96.8 million compared to EUR 117.4 million last year. The 17.5 % decrease in sales is due to low order intake during the latter part of last year and in the beginning of this year. There was, however, a slight increase in sales during the second quarter compared to the first. The order book grew more already during Q2/2002.

The operating income remained reasonable during the period and it was EUR 8.9 million or 9.2 % on sales. It was, however, clearly lower than it was one year ago (EUR 14.2 million and 12.1 %). The decrease in operating income was caused by lower sales and sales price pressures in a tough demand situation. Price competition, especially in Europe, has sharpened.

The development and market launch of the new wire rope hoist line has progressed successfully. Now the new product line covers practically all of the industrial cranes lifting capacity area. Almost 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists has grown to over 60 %.

The efforts further to increase cost competitiveness in the business area will continue. This includes, among other things, dismantling the old wire rope hoist production and further personnel reductions. Reductions have already been implemented although they are not yet fully reflected in the numbers. The development and launching costs of the new hoist line will decrease upon project completion.

Special Cranes

The order intake January to June was EUR 91.2 million. This is 16.9 % less compared to the same period last year. However, during the second quarter, the value of orders received grew 62.1 % compared to the value in the first quarter and 129.3 % compared to the same quarter last year. Contrary to orders received in the beginning of this year, the most remarkable orders now were received from harbours and shipyards. Orders on cranes to process industries stayed at the level of the first quarter. Special Cranes sales stayed at last year's level, EUR 106.6 million.

The operating income was EUR 7.4 million or 6.9 % on sales. The operating income improved somewhat both in absolute terms and in terms of margin on sales year-on-year. The corresponding figures last year were EUR 7.3 million and 6.8 %.

The order backlog, even though it slightly declined from the level at the shift of the year, stayed at a comfortable level for Special Cranes operations.

Group Costs and Consolidation Items

Group costs, which are not directly allocated to the Business Areas, were EUR 11.5 million during the period January to June. Group costs mainly consist of group management and administrative costs and costs for centralized development functions (such as product and personnel development), legal affairs and group financing. Also costs relating to the development of the group structure through mergers and acquisitions are reported among Group costs.

The Group costs increased with EUR 4.1 million year-on-year. The significant growth in costs is due to substantial expenditures relating to the development of products and development of overall group structure.

Group costs include, during the second quarter, approximately EUR 2.3 million non recurring costs, which relate to our totally renewed container handling technology (so called "Box Hunter" technology), and to the launching of that technology into the market. The completion of the project has been carried out in conjunction with a specific customer order. This is typical in large products as it enables us to get substantial customer financing. Since the beginning of the year, project costs have exceeded the related revenues by approx. EUR 3.2 million.

The Group actively participated in two major M & A projects during the first half of the year. These projects have been commented on in the President's



13 August, 2002
10.00 a.m.

Review. During the second quarter, the Group acquired one crane and service company in the USA, and discussions continued on several others. Costs, including costs for advisory services relating to these activities, grew clearly.

Group costs continue to stay clearly above last year's level. We estimate that Group costs for the whole year will be approximately EUR 20 – 21 million. In relation to Group sales this corresponds to the level of these costs three years ago.

Group consolidation items (=elimination of internal profit, share of associated companies result and Group goodwill amortizations) were EUR 1.0 million. This is EUR 1.3 million less compared to the same period last year.

Sales by Market

Sales by different market areas developed as follows:

	1-6/2002 Value	%	1-6/2001 Value	%	Change %
Europe	188.1	54.2	173.3	48.4	+8.5
America	129.2	37.3	149.0	41.6	-13.3
Asia-Pacific	29.5	8.5	36.1	10.1	-18.3
Total	346.8	100.0	358.4	100.0	-3.2

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is insignificant.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the recent strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during April-June. The list illustrates our reach, both in terms of customer base and geographical coverage.

General Motors Tool & Die, Flint, Michigan placed an order for components to upgrade 4 existing P&H Cranes including new motors, drives and radio control. This order gives KCI Konecranes the opportunity to supply its full range of services directly to General Motors including inspections, new equipment and spare parts.

First Energy of Ohio, USA, has requested that Crane Pro Services (KCI Konecranes' American service organisation) including Drivecon, our American drives operation, modernize the drives, controls, motors and brakes on their 180/25 ton Polar Crane at the Davis Besse Nuclear Facility in Oak Harbor.

Konecranes VLC has signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg, Russia.

KCI Konecranes was chosen to supply the design and component package for two Shipyard Goliath Gantry Cranes in the People's Republic of China. The Dalian Shipyard has an option to order one additional similar crane by the end of year 2002.

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) of Hungary, ordered two container gantry cranes for a new Intermodal terminal south of Budapest. The new terminal will serve as a junction for transportation of goods within the region. The customer intends to apply the concept also in neighbouring countries.

KCI Konecranes received several orders for waste – to-energy cranes among these several cranes to Hässleholm Fjärrvärme and Osby Fjärrvärme both located in Sweden and two cranes to Silea Spa of Italy.

M-real ordered several paper mill cranes and modernisation on existing cranes at its mill in Sittingbourne, Kent, U.K.

Siemens of Germany ordered several power plant cranes with special hook for lifting turbine rotors for the Al Shuweihat power plant in the United Arabic Emirates.



13 August, 2002
10.00 a.m.

Alcan Rolled Products ordered a special crane for handling rolled products of aluminium at their plant in Rogerstone, South Wales, U.K.

Shandong Bohui Paper Co, Ltd in China ordered three sets of electric overhead travelling cranes, including both wet and dry end paper mill cranes.

KCI Konecranes was awarded a multi crane project from GTI including in total 15 CXT cranes for GTI's new manufacturing shop in Beek, The Netherlands.

Important events

Two large M&A projects were pursued. Comments are included in the President's letter in this report.

The hoist and crane business of **Shepard Niles Inc.** which was acquired at the end of March was included in the Group's figures since April 1, 2002. The business has started off well and profitability objectives have been met.

The crane and maintenance business of **Burlington Engineering** Division, which was acquired in June has been taken over and included in the balance sheet at the end of June. The revenues and costs will be included in the Group's figures from July 2002 on.

On June 25 a **Capital Market Day** was organized at our headquarters and plants in Hyvinkää and Hämeenlinna. The Capital Market Day also included a visit to the Port of Helsinki. The CMD was a very positive event, with over 20 participants, mainly research analysts from London and Helsinki.

The program focused around Maintenance Services and its development aspects. We also covered harbor crane maintenance.
A new maintenance operation was introduced to analysts: **Plant Maintenance** for the engineering, metals and electrotechnical (including electronics) industry.
Analyst comments after the Capital Market Day have generally been very positive.

Progress in the **arbitration process against Baan N.V.** has been slow. We now expect final hearings to be held in mid 2003. As expected, Baan has now increased its counterclaim against KCI Konecranes. According to media reports, there seems to be substantial uncertainty relating to the future structure of Baan's parent company, Invensys of the U.K.

Shares and Shareholders

On June 28 KCI Konecranes' share closed at EUR 34.00, up with 19.30 % from year-end (2001: EUR 28.50). During January-June 2002 the HEX general index decreased by 31.14 % and HEX portfolio index by 7.35 %. The HEX Metal & Engineering index increased with 10.61 %.

The lowest share price since year end 2001 has been EUR 28.20 and the highest EUR 36.83. Total market capitalisation at the end of June was EUR 510 million, the 33rd highest market value of companies listed on Helsinki Exchanges.

Altogether 6,113,250 KCI Konecranes shares were traded on Helsinki Exchanges during January-June 2002, which represents 41.59 % of the outstanding shares. In monetary terms trading was EUR 203.7 million, which was the 22nd largest trading among companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of June 2002 was 67.16 %.

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) notified on June 13 that its holding in KCI Konecranes International Plc on June 11, 2002 reached 5.24% of the company's total share capital and 5.21% of the voting rights (0.03% of the voting rights are directly held by the end client).

Franklin Resources Inc. (trade reg.13-2670991) notified on May 10, 2002 that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc., in KCI Konecranes International Plc on May 8, 2002 amounted to 16.16 % of the share capital and the voting rights of the Company.

In accordance with the decision of the Annual General Meeting, the company bought back between October 14 and November 25,1999, 300,000 of its own shares at an average price of EUR 24.96 per share. At June 30, 2002, the company held 300,000 shares with a total nominal value of EUR 600.000 and



13 August, 2002
10.00 a.m.

a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

The first half of the 1999 option plan became exercisable on April 1, 2002. Option holders (approx. 300 top and middle management employees), have the right to exercise their options at EUR 33/share during the next three years. At the end of June there had been no subscriptions for new shares under the option plan.

Comment on half-year results:

In spite of difficult markets both Maintenance and Special Cranes recorded income growth.

Standard Lifting Sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.

On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.

Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.

Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.

Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:

The business environment remains difficult.

Services continue to develop favourably on its own merits.

Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.

Special Cranes is expected to develop according to plan.

Two acquisitions were closed and the Group is continuing its acquisition activities.

Hyvinkää, 13 August, 2002

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.



13 August, 2002
10.00 a.m.

Statement of Income (MEUR)

	1-6/2002	1-6/2001	1-12/2001
Sales	346.8	358.4	756.3
Share of result of participating interest undertakings	-0.1	-0.2	-0.3
Depreciation	-8.0	-8.4	-16.0
Other operating expenses	-325.4	-329.1	-684.8
Operating income	13.3	20.7	55.3
Interests, net	-1.1	-1.7	-3.4
Other financial income and expenses	0.5	0.6	0.6
Income before taxes	12.7	19.6	52.4
Taxes	-4.1[1]	-6.2[1]	-17.1
Net Income for the period	**8.6**	**13.4**	**35.3**
Profit /share (EUR)	**0.58**	**0.91**	**2.40**

Consolidated Balance Sheet (MEUR)

	6/2002	6/2001	12/2001
Fixed Assets	99.6	103.6	99.0
Inventories	82.2	114.0	90.8
Receivables and other current assets	227.8	224.2	249.3
Cash in hand and at banks	10.3	10.5	16.8
Total assets	**419.9**	**452.3**	**455.9**
Equity	175.0	158.7	180.2
Minority Interest	0.1	0.1	0.1
Provisions	11.2	15.3	12.9
Long-term debt	42.2	40.5	56.0
Current liabilities	191.4	237.7	206.7
Total shareholders' equity and liabilities	**419.9**	**452.3**	**455.9**
Gearing	35.4%	52.9%	28.9%
Solidity	42.8%	37.5%	41.4%
Return on capital employed[2]	12.6%	LTM 02 21.1 % 19.2%	LTM 01 24.8 % 24.3%

[1] According to estimated tax rate

[2] Calculated on annual basis



13 August, 2002
10.00 a.m.

Equity/share(EUR)	11.40	10.29	11.75

Contingent Liabilities and Pledged Assets (MEUR)

	6/2002	6/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.6	0.8
Own commercial guarantees	106.3	130.7	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.1	0.1	0.2
Leasing liabilities	18.4	18.3	18.0
Other liabilities	1.1	0.8	2.2
Total	**133.5**	**157.2**	**171.6**

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2002	6/2001	12/2001
Foreign exchange forward contracts	452.5	622.2	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	109.2	0.0	0.0
Total	**586.7**	**647.2**	**607.7**

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one third of the total notional amounts.

Investments

	1-6/2002	1-6/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	**8.0**	**6.2**	**11.3**



13 August, 2002
10.00 a.m.

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/2002	1-6/2001	LTM*	LTM Year ago	1-12/2001
Maintenance Services	173.8	169.7	369.3	367.1	365.2
Standard Lifting Equipment	96.8	117.4	224.3	258.9	244.9
Special Cranes	106.6	106.6	227.3	229.6	227.3
./. Internal	-30.4	-35.3	-76.2	-85.3	-81.1
Total	**346.8**	**358.4**	**744.7**	**770.3**	**756.3**

Operating Income by Business Area (MEUR)

	1-6/2002		1-6/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	9.5	5.5	8.9	5.2	24.1	6.6	24.7	24.8
Standard Lifting Equipment	8.9	9.2	14.2	12.1	29.2	11.9	23.9	29.0
Special Cranes	7.4	6.9	7.3	6.8	17.1	7.5	17.2	19.8
Group costs	-11.5		-7.4		-11.9		-16.0	-13.3
Consolidation items	-1.0		-2.3		-3.2		-1.9	-4.1
Total	**13.3**		**20.7**		**55.3**		**47.8**	**56.3**

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)



13 August, 2002
10.00 a.m.

Personnel by Business Area (at the End of the Period)

	6/2002	6/2001	12/2001
Maintenance Services	2,621	2,499	2,481
Standard Lifting Equipment	973	1,141	1,109
Special Cranes	673	706	705
Group staff	105	103	106
Total	**4,372**	**4,449**	**4,401**
Average number of personnel during period	**4,373**	**4,444**	**4,434**

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2002	1-6/2001	LTM*	LTM Year ago	1-12/2001
Maintenance Services	167.3	168.1	306.4	320.1	307.2
Standard Lifting Equipment	104.9	125.3	208.8	248.8	229.2
Special Cranes	91.2	109.7	191.1	290.8	209.6
./. Internal	-36.1	-32.8	-70.2	-71.9	-66.9
Total	**327.3**	**370.3**	**636.1**	**787.8**	**679.1**

Order Book (Excl. Service Contract Base)

	6/2002	6/2001	12/2001
Total (MEUR)	**269.6**	**344.7**	**279.7**

Sales by Market (MEUR)

	1-6/2002	1-6/2001	LTM*	LTM Year ago	1-12/2001
Nordic and Eastern Europe	86.5	72.9	197.0	171.1	183.4
EU (excl. Nordic)	101.6	100.4	214.8	216.2	213.6
Americas	129.2	149.0	257.6	312.6	277.4

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)



13 August, 2002
10.00 a.m.

Asia-Pacific	29.5	36.1	75.4	70.4	81.9
Total	**346.8**	**358.4**	**744.8**	**770.3**	**756.3**

Teleconference

An international teleconference will be arranged today on 13 August, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com . A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637522.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Reports and publications") later on 13 August.

Next report

Interim Report, 3rd quarter, will be published on 29 October, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

6. Interim report January - March, 2002.



03 JUL -1 AM 7:21

7 May, 2002
10.00 a.m.

KCI Konecranes Group
Interim Report January – March 2002

STRONG CASH FLOW, STABLE PROFITABILITY, IN DOWN MARKET

- But sales down 3%, net income down 11% from record Q1/01
- Profit level supported by new products and ongoing cost cutting.
- Maintenance Services shines with orders growth +27.4 % from Q4/2001, +4.2 % y-o-y.
- Standard Lifting Equipment sales low after slow ending of 2001. Orders up 2.6 % from Q4/2001, good EBIT margin.
- Special Cranes: no big multi-unit Harbour Crane orders in quarter, Process Cranes at good level. Order book still good.

	First quarter			LTM			LY
MEUR	**1-3/02**	**1-3/01**	**Change %**	**4/01-3/02**	**4/00-3/01**	**Change %**	**1-12/01**
SALES							
Maintenance Services	81.4	80.1	1.6	366.5	359.7	1.9	365.2
Standard Lifting Equipment	48.0	59.6	-19.5	233.3	260.5	-10.4	244.9
Special Cranes	47.2	42.2	11.8	232.3	205.1	13.3	227.3
Internal Sales	-17.7	-18.0	-1.7	-80.8	-85.0	-4.9	-81.1
Sales total	**158.9**	**163.9**	**-3.0**	**751.3**	**740.3**	**1.5**	**756.3**
Income from operations (EBITA)	**7.6**	**8.7**	**-12.9**	**58.3**	**51.1**	**14.1**	**59.4**
Goodwill amortisation	-1.0	-1.1	-9.6	-4.0	-4.4	-7.1	-4.1
Operating income (EBIT)	**6.6**	**7.6**	**-13.4**	**54.3**	**46.7**	**16.1**	**55.3**
Financial income and expenses	-0.4	-0.8	-44.8	-2.5	-5.9	-58.0	-2.8
Income before taxes and minority interest	**6.2**	**6.8**	**-9.7**	**51.8**	**40.8**	**26.9**	**52.4**
Net income	**4.2**	**4.7**	**-11.0**	**34.8**	**28.0**	**24.3**	**35.3**
Earnings per share (EUR)	**0.28**	**0.32**	**-11.0**	**2.37**	**1.90**	**24.3**	**2.40**
ORDERS RECEIVED							
Maintenance Services	84.1	80.7	4.2	310.6	308.5	0.7	307.2
Standard Lifting Equipment	51.5	62.7	-17.9	218.0	253.3	-13.9	229.2
Special Cranes	34.8	85.1	-59.1	159.3	320.5	-50.3	209.6
Internal Orders	-17.3	-15.7	10.2	-68.5	-74.8	-8.4	-66.9
Orders received total	**153.1**	**212.8**	**-28.1**	**619.4**	**807.5**	**-23.3**	**679.1**
Order book at end of period	**266.5**	**371.1**	**-28.2**	**-**	**-**	**-**	**279.7**

Comment on quarterly results:
In spite of subdued markets the Group suffered only a limited reduction in profits.
Maintenance Services operations are now back at "normal" trading levels with good growth.
Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.
In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:
Challenge for our European operations increase, whilst America is rising.
Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.
Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.
In Special Cranes the good order book supports good level of activity into 2003.
With one already closed in Q1/2002, acquisitions are likely to continue.



7 May, 2002
10.00 a.m.

Stig Gustavson, President and CEO

In this report the 2002 first quarter numbers are projected against and overshadowed by the all-time-high numbers of the first quarter of 2001. At a closer look, however, the good performance this year should be clearly noticed.

As we know, last year after a good start, progressed into a very difficult ending of the year. It is therefore my pleasure to report a strong first quarter, the second best in the Group's history, marking a good progress after the low end of the previous year.

The investment climate is slowly improving. Our American business, as described by orders received, is back on its early 2001 level. In Europe, the picture is scattered, with the important industrial motor, Germany coughing. In the Far East, growth is slowly materialising, now with China as the growth generator.

Thanks to our agility, KCI Konecranes has been able to adapt and adjust to changing markets without profound profits impact. Our Maintenance Services activities provides us with a steady income. It also helps us to identify all market opportunities for equipment sales at an early stage.

Maintenance Services has been quick to regain its business momentum: Orders in Q1/2002 jumped 27 % compared to Q4/2001. Now, also maintenance contract sales are increasing, +3.8 % in number of equipment during the quarter. Compared to the then-all-time-high Q1 in 2001, orders for Maintenance Services were up 4.2 %.

In Special Cranes in contrast to last year, new orders did not include any multi-unit harbour and shipyard cranes for the quarter. This is not an unusual situation, and does not indicate a decline in the market, nor a lesser interest on our part in that market. Inquiry levels are good, and no important orders were lost.

Our ability to respond to change is kept at a high level. Standard Lifting Equipment has not yet seen the full margins impact of its new product line, and Special Cranes new products have a good potential.



7 May, 2002
10.00 a.m.

First quarter 2002
General Review

Group total sales was EUR 158.9 million during the first quarter 2002. This is 3.0 % less than during the corresponding period last year. The low order intake in Standard Lifting Equipment during the last quarter of 2001 led to a 19.5 % decrease in sales for that business area compared to the corresponding period last year. Special Cranes sales grew clearly and Maintenance Services sales moderately.

Group operating income (EBIT) was EUR 1.0 million less than during the first quarter 2001. The lower EBIT is mainly a consequence of lower Standard Lifting Equipment sales and sales margin. Profits were, on the other hand supported by continuing cost cutting. EBIT margin on sales during the first quarter was 4.1 % compared to 4.6 % one year ago.

The net of financing costs and income was EUR -0.4 million during the quarter. This is EUR 0.4 million less than during the corresponding period in 2001. Income after financing items was EUR 6.2 million or 3.9 % on sales. The corresponding figures last year were EUR 6.8 million and 4.2 %.

Net income for the period was EUR 4.2 million (Q1/2001: EUR 4.7 million). This is 2.6 % on Sales (2.8 % year ago). Earnings per share were EUR 0.28 (Q1/2001: EUR 0.32).

Cash flow from operations was EUR 31.0 million during the quarter (Q1/2001: EUR 30.4 million). The cash was used to cover capital expenditures (EUR 4.0 million), to dividend payments (EUR 13.23 million) and to reduce interest bearing debt. Cash flow after capital expenditures and fixed asset disposals was EUR 26.9 million or 1.83 euro per share (Q1/2001: EUR 27.8 million or 1.89 euro per share). Group net debt continued to decline and stood at EUR 40.1 million at the end of the first quarter (Q1/2001: EUR 67.8 million). The gearing decreased to 24.5 % from 28.9 % at the end of 2001.

Return on total capital employed (ROCE) was 12.8 % (Q1/2001: 15.2 %).

The Group has started its implementation process to fully comply with International Accounting Standards (=IAS). Implementation started with those accounting principles that already according to Finnish Gaap are allowed. In the beginning of this year the Group implemented the "percentage of completion" method ("POC accounting") in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.), which still represents the main part of this counting method. This change in accounting caused a one time positive pre tax profit gain of approx. EUR 0.4 million corresponding to approx. EUR 0.3 million after tax.

Also from the beginning of the year the Group started to account for finance leasing contracts as if the assets had been acquired. This lead to certain changes in accounting of leasing expenses and leased assets. These accounting changes, however, had only marginal effect on the balance sheet and the statement of income.

Group orders received was EUR 153.1 million, up by 8.1 % from the last quarter of 2001, but down by 28.1 % from the level of first quarter orders in 2001. No multiunit large harbour or shipyard crane project matured into firm orders during the first quarter. The corresponding period last year included several multiunit Special Crane orders, including one single order for eight shipboard gantry cranes worth of EUR 32 million.

The total order book at the end of March 2002 stood at EUR 266.5 million. This is 28.2 % below the level of March 2001, but only 4.7 % less than at the end of year 2001. From the operational point of view the order book is now at a good, and not too high, level. Approx. two thirds of the total order book relates to the Special Cranes business area.

Review by Business Areas

Maintenance Services

Orders received was EUR 84.1 million, which is 4.2 % more compared to last year's number. Compared to the order intake during the last quarter of 2001 this marks as much as 27 % growth clearly indicating a return to a growth regime.

Sales increased to EUR 81.4 million from EUR 80.1 million during the corresponding period last year.



7 May, 2002
10.00 a.m.

EBIT was EUR 3.6 million or EUR 0.2 million less y-o-y. EBIT *margin was* 4.4 % *compared to* 4.7 % *a* year ago. Profitability was slightly burdened by personnel related expansion costs. The number of employees increased by 74 from the end of last year.

The maintenance service contract base developed favourably both in terms of number of units and value. The number of cranes in the contract base increased to 192.963. This is an 3.8 % or 7131 units increase from the end of last year.

Standard Lifting Equipment

Orders *received* were EUR 51.5 million. This is 17.9 % down from the reasonable order intake during the first quarter of 2001. However, orders received were 2.6 % higher than orders during Q4/2001. The upturn in orders was particularly strong in North America, while orders in Europe remained low.

Sales was low as a consequence of low order intake during Q4/2001 and was only EUR 48.0 million or 19.5 % less than during the corresponding period last year. EBIT was EUR 5.1 million, which is EUR 2.3 million less than a year ago. The negative profit impact of decreased sales was offset by the new wire rope hoist line and continued actions to increase productivity. Therefore EBIT margin stayed at the good level of 10.6 %, only marginally down from the level of the previous quarter (10.7 %).

The launch of the new hoist line continued successfully. Now over 87 % of the new hoist orders are for the new hoist. In money terms over 60 % of hoist sales was for the new line.

Special Cranes

Orders were EUR 34.8 million, which was clearly less than during the corresponding period last year and also down from Q4/2001 order level. The first quarter orders did not include any multiunit ship-to-shore crane orders or shipyard crane orders. Of the orders 80% came from heavy process industries or power generators amongst which market activity picked up after a low fourth quarter last year.

The absence of large orders does not indicate a downward trend in the harbour and shipyard industry. The inquiry level is good and potential projects are forthcoming. No significant orders were lost during the period.

Sales was EUR 47.2 *million, up by* EUR 5.0 *million* or 11.8 % from the corresponding period last year. EBIT reached EUR 3.0 million or 6,4 % on sales compared to Q1/2001 EUR 2.2 million and 5.2 % correspondingly.

Actions to boost productivity continued according to plans.

After a marginal decline from the year end, the order book now together with production de-bottle-necking warrants normal delivery times to be offered. This contrasts to the previous 18 months period, during which the large order book prevented the Group from bidding competitive delivery times.

Group Costs and Consolidation Items

Group overheads and consolidation items (= elimination of internal profits, share of associated companies' results and Group goodwill amortisation) amounted to EUR 5.1 million or EUR 0.7 million less than during the same period last year. The positive one-off result effect on the change in long term contract accounting was booked against Group overheads for better year on year comparability in business area figures. The Group increased its expenditures relating to business development, IT and R&D.

Sales by Market

Sales by markets developed as follows:

	Q1/02	%	Q1/01	%	Change %
Europe	87.2	54.9	80.0	48.8	+9.0
Americas	57.9	36.4	69.3	42.3	-16.5
Asia-Pacific	13.8	8.7	14.6	8.9	-5.5
Total	**158.9**		**163.9**		**-3.0**

Important Orders

Here are some examples on orders during January-March 2002. The list illustrates our reach, both in terms of customer base and geographical coverage. Service and industrial crane orders have been largely omitted.

The momentum persists in the Chinese paper industry. Chandong Huatai Paper Co. ordered a typical Wet End, Dry End crane package with SM



7 May, 2002
10.00 a.m.

712 and SM 812 hoisting machinery. Taishan Paper Co. and Shandong Bohui Paper are speeding up production on new lines, reinforced by installation of five new KCI Konecranes paper machine cranes with SM 612 and SM712 winches.

In Great Britain, KCI Konecranes won an order for a total package of 8 tailor-made cranes to a shipyard whose name is to be withheld by customer's request. All cranes feature radio controls and KCI Konecranes' inverters.

VA Tech Hydro Gmbh of Austria ordered 4 cranes of various lifting capacities for the hydro power plant located in Ankara, Turkey.

Daimler Chrysler Corporation (USA) ordered 3 special 80/40 ton overhead cranes for the continuing expansion of the Kokomo, Indiana engine/transmission casting facility. This order compliments the four existing industrial cranes supplied by Konecranes on a previous project.

Volkswagen Sachsen GmbH ordered a double girder bridge crane for the press line at its stamping plant in Mosel, Germany.

Elsner Stahlbau Maschinenbau GmbH ordered a special crane and 3 industrial cranes for its new steel structure manufacturing facilities in Schrobenhausen, Germany. The cranes will be equipped with KCI Konecranes' heavy duty end carriages, compact hoisting machineries and state of the art frequency controls.

APM, S.A. de C.V. ordered totally 11 overhead travelling process cranes for its steel Mill in Monterrey, Mexico.

KCI Koneports, the harbour maintenance services operation received several new orders, including a modernisation project at Jacksonville Port Authority; a refurbishment job for Virginia International Terminals.

Acquisitions

At the end of March 2002 the Group finalised the acquisition of the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. The acquired operations will add to the Group's Maintenance Services sales approx. USD 5.5 million during the first year of operation. Shepard Niles will be consolidated into KCI Group figures starting from 1 April, 2002.

Important Events

The Ordinary Annual General Meeting (AGM) on March 7, 2002 confirmed a dividend of EUR 0.90 (EUR 0.71 for 2000) to be paid on each of the 14,700,000 shares.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 5 % of outstanding shares.

The AGM re-elected board members Mr Björn Savén, Mr Juha Rantanen and Mr Stig Stendahl. The other board members are Mr Timo Poranen, Mr Matti Kavetvuo and the President and CEO of the Company, Mr Stig Gustavson.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

Following an exhaustive tender process, the AGM reconfirmed Deloitte &Touche Oy as the external auditors.

Shares and Shareholders

KCI Konecranes' share price increased with 24.6 % since year end 2001. During the same period HEX All-Share Index decreased by 7.4 %, HEX Portfolio Index increased by 5.8 % and HEX Metal & Engineering Index increased by 13.8 %.

At the end of March 2002 the share price closed at EUR 35.50, which was the highest share price since year end 2001. The lowest share price was EUR 28.20. Total market capitalisation at the end of March was EUR 532.5 million, the 30th highest market value of companies listed on Helsinki Exchanges.

During January-March 2002, the trading volume totalled 2,987,891 shares of KCI Konecranes, which represents 20.3 % of the outstanding shares. In monetary terms trading was EUR 97.4 million, which was the 22nd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of March 2002 was 66.10 %.



7 May, 2002
10.00 a.m.

Comment on quarterly results:

In spite of subdued markets the Group suffered only a limited reduction in profitability.
Maintenance Services operations are now back at "normal" trading levels with good growth.
Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.
In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:

Challenge for our European operations increase, whilst America is rising.
Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.
Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.
In Special Cranes the good order book supports good level of activity into 2003.
With one already closed in Q1/2002, acquisitions are likely to continue.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Hyvinkää, 7 May, 2002

The Board of Directors



7 May, 2002
10.00 a.m.

Statement of Income (MEUR)

	1-3/2002	1-3/2001	1-12/2001
Sales	158,9	163.9	756.3
Share of result of participating interest undertakings	-0.1	-0.1	-0.3
Depreciation	-4.0	-4.1	-16.0
Other operating expenses	-148.2	-152.1	-684.8
Operating income	6.6	7.6	55.3
Interests, net	-0.6	-1.0	-3.4
Other financial income and expenses	0.2	0.2	0.6
Income before taxes	6.2	6.8	52.4
Taxes	-2.0[1]	-2.1[1]	-17.1
Net Income for the period	**4.2**	**4.7**	**35.3**
Profit /share (EUR)	**0.28**	**0.32**	**2.40**

Consolidated Balance Sheet (MEUR)

<table>
<tr><th></th><th>3/2002</th><th colspan="2">3/2001</th><th colspan="2">12/2001</th></tr>
<tr><td>Fixed Assets</td><td>100.4</td><td colspan="2">105.0</td><td colspan="2">99.0</td></tr>
<tr><td>Inventories</td><td>83.2</td><td colspan="2">110.1</td><td colspan="2">90.8</td></tr>
<tr><td>Receivables and other current assets</td><td>213.6</td><td colspan="2">209.9</td><td colspan="2">249.3</td></tr>
<tr><td>Cash in hand and at banks</td><td>13.8</td><td colspan="2">9.1</td><td colspan="2">16.8</td></tr>
<tr><td>Total assets</td><td>411.0</td><td colspan="2">434.1</td><td colspan="2">455.9</td></tr>
<tr><td>Equity</td><td>171.3</td><td colspan="2">149.4</td><td colspan="2">180.2</td></tr>
<tr><td>Minority Interest</td><td>0.1</td><td colspan="2">0.1</td><td colspan="2">0.1</td></tr>
<tr><td>Provisions</td><td>12.4</td><td colspan="2">15.0</td><td colspan="2">12.9</td></tr>
<tr><td>Long-term debt</td><td>42.2</td><td colspan="2">40.2</td><td colspan="2">56.0</td></tr>
<tr><td>Current liabilities</td><td>185.0</td><td colspan="2">229.4</td><td colspan="2">206.7</td></tr>
<tr><td>Total shareholders' equity and liabilities</td><td>411.0</td><td colspan="2">434.1</td><td colspan="2">455.9</td></tr>
<tr><td>Gearing (net of interest bearing debts and cash divided by equity)</td><td>24.5%</td><td colspan="2">47.8%</td><td colspan="2">28.9%</td></tr>
<tr><td>Solidity</td><td>44.0%</td><td colspan="2">37.9%</td><td colspan="2">41.4%</td></tr>
<tr><td>Return on capital employed[2]</td><td>12.8%</td><td>LTM 02
26.3%</td><td>15.2%</td><td>LTM 01
22.8%</td><td>24.3%</td></tr>
<tr><td>Equity/share(EUR)</td><td>11.15</td><td colspan="2">9.65</td><td colspan="2">11.75</td></tr>
</table>

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November,1999 300,000 of its own shares at an average price of EUR 24.96 per share. At 31 March 2002, the company

[1] According to estimated tax rate

[2] Calculated on annual basis



7 May, 2002
10.00 a.m.

held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

Contingent Liabilities and Pledged Assets (MEUR)

	3/2002	3/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.7	0.6	0.8
Own commercial guarantees	138.8	139.6	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.2	0.1	0.2
Leasing liabilities	20.1	17.8	18.0
Other liabilities	0.8	0.5	2.2
Total	**167.3**	**165.3**	**171.6**

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2002	3/2001	12/2001
Foreign exchange forward contracts	569.8	629.5	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	87.4	126.3	0.0
Total	**682.2**	**780.8**	**607.7**

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2002	1-3/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	**4.7**	**3.6**	**11.3**



7 May, 2002
10.00 a.m.

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/2002	1-3/2001	LTM*	LTM Year ago	1-12/2001
Maintenance Services	81.4	80.1	366.5	359.7	365.2
Standard Lifting Equipment	48.0	59.6	233.3	260.5	244.9
Special Cranes	47.2	42.2	232.3	205.1	227.3
./. Internal	-17.7	-18.0	-80.8	-85.0	-81.1
Total	**158.9**	**163.9**	**751.3**	**740.3**	**756.3**

Operating Income by Business Area (MEUR)

	1-3/2002		1-3/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	3.6	4.4	3.8	4.7	24.1	6.6	23.9	23.1
Standard Lifting Equipment	5.1	10.6	7.4	12.4	29.2	11.9	26.9	26.4
Special Cranes	3.0	6.4	2.2	5.2	17.1	7.5	17.9	16.4
Group costs	-4.8		-4.2		-11.9		-12.5	-14.8
Consolidation items	-0.3		-1.6		-3.2		-1.9	-4.4
Total	**6.6**		**7.6**		**55.3**		**54.3**	**46.7**

Personnel by Business Area (at the End of the Period)

	3/2002	3/2001	12/2001
Maintenance Services	2,555	2,489	2,481
Standard Lifting Equipment	1,010	1,150	1,109
Special Cranes	676	682	705
Group staff	104	100	106
Total	**4,345**	**4,421**	**4,401**
Average number of personnel during period	**4,373**	**4,442**	**4,434**

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)



7 May, 2002
10.00 a.m.

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-3/2002	1-3/2001	LTM*	LTM Year ago	1-12/2001
Maintenance Services	84.1	80.7	310.6	308.5	307.2
Standard Lifting Equipment	51.5	62.7	218.0	253.3	229.2
Special Cranes	34.8	85.1	159.3	320.5	209.6
./. Internal	-17.3	-15.7	-68.5	-74.8	-66.9
Total	**153.1**	**212.8**	**619.4**	**807.5**	**679.1**

Order Book (Excl. Service Contract Base)

	3/2002	3/2001	12/2001
Total (MEUR)	**266.5**	**371.1**	**279.7**

Sales by Market (MEUR)

	1-3/2002	1-3/2001	LTM*	LTM Year ago	1-12/2001
Nordic and Eastern Europe	38.9	34.6	187.7	165.6	183.4
EU (excl. Nordic)	48.3	45.4	216.5	210.5	213.6
Americas	57.9	69.3	266.0	298.8	277.4
Asia-Pacific	13.8	14.6	81.2	65.4	81.9
Total	**158.9**	**163.9**	**751.4**	**740.3**	**756.3**

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)



7 May, 2002
10.00 a.m.

Teleconference

An international teleconference will be arranged today on 7 May, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637512.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Financial Reports") later on 7 May. To listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 of either Netscape or IE.

Capital Markets Day 2002

KCI Konecranes will arrange a Capital Markets Day 2002 on Tuesday, 25 June, 2002 at the corporate headquarters in Hyvinkää, Finland.

Next report

Interim Report, 2nd quarter, will be published on 13 August, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President & CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkaa
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

7. Stock Exchange Release, dated June 25, 2003.



PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

03 JUL -1 AM 7:21

25 June 2003
8.30 a.m.

KCI KONECRANES COMMENTS ON FULL YEAR 2003 RESULTS

The demand for industrial cranes in Europe and North America remains weak and no immediate return to growth is expected.

The demand for maintenance services continues to grow, in spite of low capacity utilisation in most customer industries. The growth is, however, slower than before.

Capacity rationalisation and efficiency increasing actions as per Q1/03 report of May 6, 2003 continue and have been intensified. The separate actions in this capacity rationalisation and efficiency increasing program have now been defined. Altogether, these actions are expected to accumulate 7 million euros in one time charges. The program will affect several Group subsidiaries in America and Europe, incl. Finland.

Regarding the underlying profits, we reiterate our statement in the Q1/03 report:" The profit level of 2002 remains within reach, however, the business environment remains very challenging." However, due to the one time charges mentioned above, KCI Konecranes' total operating profit will stay below the level of 2002.

The Interim report January - June 2003 will be published on August 7, 2003 at 10.00 a.m. Finnish time.

Further information can be obtained from

Mr Stig Gustavson, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, CFO, tel. +358-20-427 2040

8. Stock Exchange Release, dated June 16, 2003.



PRESS RELEASE 1



Group Communications and Investor Relations
Franciska Janzon

16 June 2003
9.30 a.m.

VARMA-SAMPO MUTUAL PENSION INSURANCE COMPANY'S SHAREHOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On June 13, 2003 Varma-Sampo Mutual Pension Insurance Company informed KCI Konecranes Plc that its shareholding in KCI Konecranes Plc has exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the share transaction made on June 13, 2003 Varma-Sampo Mutual Pension Insurance Company owns a total of 736,620 shares.

KCI Konecranes has only one class of shares. The share capital is 28,617,260 EUR and the total number of shares is 14,308,630. Each share is entitled to one vote.

Varma-Sampo Mutual Pension Insurance Company now holds shares of KCI Konecranes Plc in the following proportions:

Number of shares	% of share capital and voting rights
736,620	5.148 %

For further information, please contact:
KCI Konecranes Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

9. Stock Exchange Release, dated June 2, 2003.

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1
2 June, 2003 2.00 p.m.

KCI KONECRANES WON MOTION IN CALIFORNIA AGAINST INVENSYS/BAAN

KCI Konecranes won its motion to compel arbitration of the claims brought against it by Invensys and Baan in the United States District Court in California, USA.

On October 29, 2002 KCI Konecranes informed in a stock exchange release that Baan/Invensys had initiated a lawsuit against KCI Konecranes in the United States District Court of the Northern District of California. The Plaintiffs said they believe damages not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. KCI Konecranes requested the whole motion to be dismissed or to be referred to arbitration in Stockholm as the dispute concern the same project, which already is in arbitration in Stockholm.

The United States District Court in California granted KCI Konecranes motion and referred all aspects of the dispute between Plaintiffs and KCI Konecranes Plc and Konecranes, Inc. to arbitration before the Arbitration Institute of the Stockholm Chamber of Commerce.

The arbitration process in Stockholm against Baan Company N.V. continues. In the arbitration KCI Konecranes claims damages from Baan for a software project in 1998, which failed. Baan has a counterclaim against KCI Konecranes.

According to reports in the media Invensys is going to sell Baan. A possible sale is not expected to affect the arbitration.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Stig Gustavson, President & CEO
Tel.+358 20 427 2000

DISTRIBUTION
Helsinki Exchanges
Media

10. Stock Exchange Release, dated May 23, 2003.

THE CAPITAL GROUP COMPANIES, INC'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland Chapter 2. Section 10:

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) holding in KCI Konecranes Plc has on 20 May, 2003 fallen below 5 % of the company's total share capital and voting rights. The Capital Group Companies, Inc informed on 22 May, 2003 both KCI Konecranes Plc and the Financial Supervision of Finland of the new holding proportions.

KCI Konecranes has only one class of shares. The share capital is 28,617,260 EUR and the total number of shares is 14,308,630. Each share is entitled to one vote.

The Capital Group Companies, Inc.'s ("CGC") total shareholding has reached the following proportions:

Company	Shares	% of share capital and voting rights
Capital Research and Management Company	0	0
Capital Guardian Trust Company	687,193	4.80
Capital International, Inc.	10,240	0.07
Capital International Limited	0	0
Capital International, S.A.	0	0
In total	697,433	4.87

The shares being reported were purchased on the market in the ordinary course of business.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management activities. The investment activities are divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan.

For a more complete description of the CGC organisation, please refer to the web site www.capgroup.com.

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 14 June, 2002 CGC informed that its holding of shares and voting rights in the Company amounted to 5.24 %.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURHTER INFORMATION
KCI Konecranes Plc
Ms. Franciska Janzon, IR Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
Helsinki Exchanges
Media

11. Stock Exchange Release, dated May 6, 2003.

6 May, 2003 10.00 a.m.

KCI Konecranes Group
Interim Report January-March 2003

WEAK SALES AND EARNINGS, STABLE ORDERS

Q1/03 Sales 5.1 % down from Q1/02
Low Sales hit hard on profits, EBIT Q1/03 1.4 MEUR.
Orders increased 6 % in local currencies, euro consolidation brings figure to minus 2.4 %
Order book increased + 2.1 % from year-end
Two small acquisitions: crane/maintenance business in Texas, USA, maintenance co. in Germany (4.4.2003)
Maintenance Services sales reached 48.0% of last 12 month Group sales

	First quarter			LTM			LY
MEUR SALES	1-3/ 03	1-3/ 02	Chg %	4/02- 3/03	4/01- 3/02	Chg %	1-12/ 02
Maintenance Services	80.7	81.4	-0.9	371.7	366.5	1.4	372.4
Standard Lifting Equipment	41.7	48.0	-13.1	198.2	233.3	-15.0	204.5
Special Cranes	43.6	47.2	-7.6	205.6	232.3	-11.5	209.2
Internal Sales	-15.2	-17.7	-14.1	-70.0	-80.8	-13.4	-72.5
Sales total	150.8	158.9	-5.1	705.5	751.3	-6.1	713.6
Income from operations (EBITA)	2.2	7.6	-70.7	35.6	58.3	-39.0	40.9
Goodwill amortisation	-0.8	-1.0	-19.0	-3.2	-4.0	-22.2	-3.3
Operating income (EBIT)	1.4	6.6	-78.5	32.4	54.3	-40.2	37.6
Financial income and expenses	-0.5	-0.4	21.6	-1.2	-2.5	-50.9	-1.1
Income before taxes and minority interest	0.9	6.2	-85.6	31.2	51.8	-39.7	36.5
Net income	0.6	4.2	-85.6	21.1	34.8	-39.4	24.6
Earnings per share (EUR)	0.04	0.28	-85.7	1.46	2.37	-38.4	1.69

ORDERS RECEIVED							
Maintenance Services	74.6	84.1	-11.3	300.7	310.6	-3.2	310.2
Standard Lifting Equipment	49.3	51.5	-4.3	201.0	218.0	-7.8	203.2

Special Cranes	41.0	34.8	17.8	161.1	159.3	1.1	154.9
Internal Orders	-15.4	-17.3	-11.0	-67.5	-68.5	-1.5	-69.4
Orders Received total	149.5	153.1	-2.4	595.3	619.4	-3.9	598.9
Order book at end of period	210.3	266.5	-21.1	-	-	-	206.0

Comment on quarterly results:

Group results for the first quarter of the year were clearly disappointing. Many factors contribute: A particularly slow start of the year in Sales in January and February (March was good), no carryover of profits from Standard Lifting shipments booked in Q4/02, continuing difficult markets with increasing pricing competition, currency movements, cost for acquisitions continue, no one time gains.

But, total orders (order volume) increased with 6 % in local currency albeit minus 2.4 % after euro consolidation over Q1/02. Field services continue growth and Modernisations are stabilising (on a low level). Special Cranes had a good level of new orders.

For LTM (last 12 months) Maintenance now accounts for 48.0 % of Group sales.

The Order book grew slightly (+2.1%) from year end.

Comment on year-end results:

Group earnings have returned to the seasonal pattern of the late 1990's (in 2001 and 2002 unusual circumstances changed the delivery pattern). Earnings are low at the beginning of the years, and improve considerably towards the end.

The profit level of 2002 remains within reach, however, the business environment remains very challenging. Group market shares are increasing. Acquisitions are likely to continue.

Stig Gustavson, President and CEO

Q1/03 results come as a clear disappointment.

Sales numbers came in very low, especially in January and February. Consequently, profit generation was low. The development brings the Group back to the situation at the end of the 1990's, when earnings exhibited a pronounced seasonality over the year: very low earnings at the beginning and high at the end of the year.

Cyclicality, on the other hand, is less pronounced. Especially in field related operations (approx. 85 % of total Maintenance Services), services maintain a growth pattern through cycles.

Currency movement had a significant impact when comparing Q1/03 numbers to those of Q1/02. Measured as Sales volume in local currency, total Sales grew with 2.4 %, however, after consolidation into euros the slight growth translates into a 5.1 % decrease.

New orders, which were running at a low level at the end of 2002

causing a slow start of this year, increased nicely, +13 % over Q4/02. The increase came too late to affect Q1 earnings. Compared to Q1/02 the increase was 6 % in local currency, but, after euro consolidation, it is a decrease of 2.4 %.

Predicting the future is naturally very challenging against the backdrop of the present business environment. The prevailing uncertainty is particularly affecting investment spending.

Maintenance Services, however, develop independently from investment spending. Field services growth continues, and Modernisations seem to stabilise at the low level of late 2002. Earnings will grow towards the end of the year and the acquisitions that were made during last year and in Q1/03 will start to support earnings.

Standard Lifting Equipment operations also demonstrate stability. In spite of shrinking markets, this Business Area has generated constant levels of orders for every single quarter since Q3/01. Earnings vary between quarters depending on timing of shipments, but whole year profit generation capacity remains intact.

For Special Cranes, orders on hand secure a satisfactory total workload for the balance of the year. This is, however, not true for all separate Special Cranes units. Some units have a full workload well into next year, others are dependent on further new orders within the current year to reach their earnings targets. For the sake of prudence, it must be noted that market uncertainty may affect future developments.

In all, the operating environment remains challenging. The result level of 2002 is still within reach for the current year, in spite of the disappointing beginning of the year. Expenses for acquisition related activities continue.

Challenging markets also mean opportunity for our Group. As one of the strongest and fittest companies in this industry, we have ample opportunity of advancing our positions on many markets. Indeed, constant order intake translates into market share gains in this environment. We intend to continue to participate as a significant acquirer when the consolidation in our industry continues.

First quarter 2003
General Overview

Group total Sales was EUR 150.8 million, which is a decrease of 5.1% compared to Q1/02. Sales decreased in the new equipment business areas (Standard lifting Equipment and Special Cranes). In Maintenance Services the sales decrease is a direct consequence of currency changes. At unchanged currency rates Group Sales increased by 2,4 % as a result of the good development in Maintenance Services.

Group Operating Income (EBIT) was EUR 1.4 million, which is clearly lower compared to Q1/02 (EUR 6.6 million). The decrease in Operating Income was mainly a consequence of lower Sales in the new equipment businesses and weaker than average profitability in the newly acquired service businesses. Sales prices of lifting equipment have also decreased somewhat compared to the corresponding period last year. Currency changes had only marginal effect on total Group EBIT, but the strengthened Euro decreased the Euro consolidated result in Maintenance Services by EUR 0.5 million. Q1/02 Operating Income also included some one time gains of EUR 0.5 million (implementation of the

percentage completion method in revenue recognition and the capital gain of a sale of certain shares). No significant one time gains were recorded during Q1/03.

The net financing costs and income was EUR 0.5 million, which is EUR 0.1 million higher compared to Q1/02. Income Before Taxes was EUR 0.9 million compared to EUR 6.2 million in Q1/02.

The effective tax rate for Q1/03 was 32.5%. The tax rate corresponds to our estimate of the full year taxes.

Free Cash Flow was EUR 4.8 million (EUR 8.9 million in Q1/02). Working Capital increased by EUR 10.4 million mainly as a consequence of an increase work-in-progress and less advance payments from customers. Cash flow from operations was EUR -5,5 million compared to EUR +30.9 million in Q1/02.

5 (16)

Cash flow after capital expenditures (EUR 8.2 million) and dividend payments (EUR 13.3 million) was EUR - 27.1 million compared to EUR + 13.7 million in Q1/02. The capital expenditures included also the purchase of the company's own shares of approximately EUR 5.5 million.

Group net interest bearing debt increased to EUR 63.9 million at the end of the first quarter (Q1/02:EUR 40.1 million). The gearing increased from 24.5% to 41.3%. Due to the change in accounting of all finance leasing contracts as if the assets had been acquired, the interest bearing debt grew during the first quarter by EUR 3.6 million.

Return on capital employed (ROCE) was 3.3% during Q1/03 (Q1/02: 12.8%).

Group Orders received was EUR 149.5 million, which is a decrease of 2.4% compared to Q1/02. At unchanged currency rates Orders received increased by approximately 6%. Orders grew clearly in Special Cranes (+ 17.8%) and stayed at approximately the same level in Standard Lifting Equipment (decrease of 4.3%, at unchanged currency rates there was an increase of 0.2%). Orders Received in Maintenance Services decreased by 11.3%, at unchanged currency rates the decrease was 2.1% as a consequence of lower orders for modernisation projects.

Taken by region the Order intake remained strong in China, turned to a clear growth in Germany and remained at the previous year level in America (in USD). Compared to Q4/02, the Order Intake grew by 13.1% and all Business Areas showed growth.

The total order book at the end of March 2003 stood at EUR 210.3 million (Q1/02: EUR 266.5 million). Compared to year-end the Order book grew by EUR 4.3 million or 2.1%.

Overview by Business Area

Maintenance Services

Orders Received was 74.6 million, which is 11.3% lower compared to Q1/02 but 6.3% higher compared to Q4/02. At unchanged currency rates orders decreased only by 2.1%. The decrease is only a consequence of a decrease in orders for large modernisation projects.

Sales decreased by 0.9% (at unchanged currency rates Sales grew by 11.8%). At unchanged currency rates Sales grew both in Field Services and Modernisations.

EBIT was EUR 2.7 million or 3.3% on sales (Q1/02: EUR 3.6 million and 4.4% on sales). The strengthening of the Euro (especially compared to the dollar and other currencies linked to the dollar) led to a clear decrease in EBIT (the total effect was approx. EUR 0.5 million). Additionally the profit level of newly acquired service businesses was still clearly below the average level in the Group.

The number of employees grew by 45 persons from year-end and by 188 persons compared to Q1/02. The increase is mainly a consequence of acquisitions.

The number of lifting equipment in the contract base increased to 214,616. This is an increase of 11.2% compared to Q1/02 and 3.0% compared to year-end.

Standard Lifting Equipment

Orders Received was 49.3 million, which is a decrease of 4.3% compared to Q1/02. At unchanged currency rates the orders received remained at the same level as in Q1/02.

Sales decreased to EUR 41.7 million from EUR 48.0 million in Q1/02. The decrease was 13.1% and at unchanged currency rates 9.5%. The year started with a low Order book and the order intake during January-February was low, which explains the decrease in sales.

EBIT was 2.9 million or 7.0% on sales. The corresponding figures for Q1/02 were EUR 5,1 million and 10.6% on sales. EBIT decreased mainly due to lower sales but was also effected by increasing pricing pressures.

The development and launching of the new wire rope hoist line is nearly complete. Over 96% of incoming orders, and approximately 83% of sales are for the new line.

The number of employees decreased by 35 persons compared to Q1/02, but increased by 26 persons compared to year-end. The number of employees increased mainly in China and in the newly established South-Korean sales company.

Efficiency improvements continue. The efficiency enhancing measures have moved from manufacturing to sales and the logistics chain as well as to support functions.

Special Cranes

Orders received was EUR 41.0 million, which is an increase of 17.8% compared to Q1/02 and 35% compared to Q4/02.

Sales was EUR 43.6 million, which is a decrease of 3.6 million or 7.6% compared to Q1/02. EBIT decreased from EUR 3,0 million in Q1/02 to EUR 1.1 million. The decrease is mainly due to lower sales and slightly higher pricing pressures.

Currency fluctuations had only a marginal effect on the sales and EBIT development in Special Cranes.

The Order book remained at a reasonable level. The loading situation varies considerably between different operational units and subsequent measures to adjust capacity will continue.

The number of employees decreased by 17 persons compared to Q1/02 and by 26 persons compared to year-end.

Group Costs and consolidation items

Group overheads, which are not charged directly to the Business Areas, consist of costs related to R&D, administration, Group financing and legal issues. These costs decreased by EUR 0.2 million from EUR 4.8 million in Q1/02.

Group consolidation items, which consist of Group goodwill amortisation, elimination of internal profit and share of associated companies' results grew (the burden on Group result increased with EUR 0.4 million compared to Q1/02). This is a consequence of an increase in elimination of internal profit based on an increase in work-in-progress.

Group Structure

In early 2003, KCI Konecranes' joint venture Shanghai High Tech Industrial Crane Co. Ltd together with a Chinese crane builder became operative.

To strengthen its market position in the large Korean hoist and Industrial crane market, KCI Konecranes early this year established a new company Konecranes (KOREA) Co., Ltd. A sales office is located in Soul and company headquarters in Kimhae, close to Pusan.

In February, KCI Konecranes acquired the assets of CraneMann Inc. based in Houston, TX, USA. CraneMann Inc. is a full service crane supplier providing industrial cranes and special engineered cranes including maintenance services and parts. At the beginning the company will add to Group Annual Sales approx. EUR 5 million.

After the close of the first quarter on 4 April 2003 KCI Konecranes announced the acquisition of KUBI GmbH based in Lampertheim, Germany. KUBI specialises in maintenance services for large cranes in inland terminals, but is active also in seaports. The company will add to the Group's Maintenance Services annual sales approx. EUR 6 million. KUBI will form the South-West Germany branch office of KCI Koneports and the company will be organised under Noell Konecranes.

On 25 April 2003, KCI Konecranes announced the completion of the agreement between Meidensha Corporation to establish the joint venture Meiden Hoist System Company Ltd in Japan and the joint venture started operations.

Important Events

The Ordinary Annual General Meeting (AGM) on March 6, 2003 confirmed a dividend of EUR 0.95 (EUR 0.90 for 2001) to be paid on each of the 14,044,530 shares.

The AGM renewed the Board's authorisation to repurchase and transfer

company's own shares up to a maximum of 5 % of outstanding shares.

The AGM made some changes to the Articles of Association, among which the new name of the Company is KCI Konecranes Plc. Plant services and maintenance services are added to the object of the Company's business. The number of the ordinary members of the Board is now five to eight (5-8).

The AGM resolved to grant a fourth stock option plan to key personnel of the KCI Konecranes Group. The stock option plan authorises the subscription of a maximum of 600,000 shares in KCI Konecranes Plc. The options are exercisable in three tranches, the first 200.000 options after 2 years, another 200,000 after three years and the last 200,000 options after four years.

The AGM re-elected board members Mr Timo Poranen and the President and CEO of the Company, Mr Stig Gustavson. The other board members are Mr Björn Savén, Mr Juha Rantanen, Mr Stig Stendahl and Mr Matti Kavetvuo.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

Important Orders

Here are some examples on orders received during January-March 2003. The list illustrates our reach, both in terms of customer base and geographical coverage.

9 (16)

APM Terminals placed a repeat order for 8 units of Konecranes' 16 wheel RTG's (Rubber Tyred Gantry Cranes). APM Terminals is part of the A.P.Moller/Maersk Group of Denmark, one of the world's largest terminal operators operating over 30 terminals globally.

Georgia Ports Authority (GPA), USA, placed a repeat order for the delivery of six Konecranes RTG's to Savannah, GA.

SCA, Wisconsin, USA is building a tissue paper mill in northwestern Alabama to expand its business in the Southern markets. KCI Konecranes was successful in securing the order for three paper machine cranes and an AutoStore system.

German paper manufacturer Leipa Georg Leinfelder GmbH ordered seven process and industrial cranes for their new PM4-paper machine in Schwedt/Oder, Germany.

Metso Paper Oy is building the world's largest paper board machine for Xiaoping Ningbo paper mill in China and ordered four paper machine cranes from KCI Konecranes to be erected at the paper mill.

Georgia Pacific Corp., SLC, USA ordered three 5 ton capacity CXTD cranes with auxiliary hoists for handling paper coils.

Xiamen WTE, located in southern China, ordered two sets of Refuse handling cranes to its plant in Xiamen city. This is the first full automation order from the Chinese WTE industry.

Toshiba Corporation ordered two 250 ton power plant cranes for a new Pumped Storage Power Plant (Purulia Hydro Power) in West Bengal, India.

Bohai Shipyard, China, placed a repeat order for two sets of 100 ton EOT Cranes.

AvestaPolarit placed an order for an 80 ton Ferrochrome ladle crane for its casting hall in Tornio, Finland.

Shanghai Krupp Stainless Co., part of the Krupp Group, placed an order for five sets EOT Cranes, process duty and six CXT Industrial Cranes. Shanghai Krupp Stainless is the biggest stainless steel maker in China.

From the steel warehousing industry KCI Konecranes received an order for two overhead cranes and a runway power supply system for J.M. Bastille Inc., Quebec, Canada.

Metals USA Inc., Laghorne, Penn, USA placed a repeat order for several overhead travelling cranes to be used for their steel processing and shipping operations.

Pechiney Softal ordered the modernisation of 10 cranes for its aluminum manufacturing plant in France.

From the automotive industry KCI Konecranes received an order for three overhead cranes and a runway power supply system to Brahms Industries Inc, Windsor, Ontario, Canada.

Drive Automotive ordered two process cranes for the expansion of an automotive stamping facility in Greenville, SC, USA. This is the third order for Konecranes for this facility.

Man Takraff ordered a 100 ton process crane for a Quarry (crusher house) in Scotland, UK.

Plastic Omnium, West Midlands, UK ordered a process crane for a plastic moulding shop for the automotive industry.

Siemens SGP Verkehrstechnik GmbH, Graz, Austria ordered the modernisation of two cranes with new CXT 500 hoists including new electric systems and travelling machineries.

KCI Konecranes won a maintenance contract from Mälarhamnar AB covering 18 Harbour Cranes in two harbours by the lake Mälaren in Sweden.

Share price performance and trading volume

During January-March 2003 KCI Konecranes' share price decreased by 25.08 % and closed at EUR 17.45. The highest share price during the first quarter was EUR 25.01 and the lowest EUR 17.40. During the same period HEX All-Share Index decreased by 14.79 %, HEX Portfolio Index decreased by 13.61 % and HEX Metal & Engineering Index decreased by 7.24 %.

Total market capitalisation at the end of March was EUR 249.7 million, the 39th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 4,239,141 shares of KCI Konecranes, which represents 30.18 % of the outstanding shares. In monetary terms trading was EUR 87.7 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of March 2003 was 59.63 %.

The company's own shares

In accordance with the decision of the Annual General Meeting, the company bought back between February 20 and March 5 2003, 264,100 of its own shares at an average price of EUR 20.75 per share. At the end of March 2003 the company held 264,100 shares with a total nominal value of EUR 528,200 and a total purchase price of EUR 5.5 million which is 1.85 % of the total amount of shares and votes.

Helsinki, 6 May, 2003
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-3/2003	1-3/2002	1-12/2002
Sales	150.8	158.9	713.6
Share of result of participating interest undertakings	-0.1	-0.1	-0.2
Depreciation	-4.1	-4.0	-15.5
Other operating expenses	-145.2	-148.2	-660.3
Operating income	1.4	6.6	37.6
Interests, net	-0.6	-0.6	-2.0
Other financial income and expenses	0.1	0.2	0.8
Income before taxes	0.9	6.2	36.5
Taxes	-0.3 (1	-2.0 (1	-11.8
Net Income for the period	0.6	4.2	24.6
Profit /share (EUR)	0.04	0.28	1.69

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	3/2003	3/2002	12/2002
Fixed Assets	100.3	100.4	93.5
Inventories	81.5	83.2	73.9
Receivables and other current assets	200.9	213.6	214.6
Cash in hand and at banks	15.7	13.8	15.2
Total assets	398.4	411.0	397.1

Equity	159.9		171.3		173.2
Minority Interest	0.1		0.1		0.1
Provisions	11.8		12.4		12.0
Long-term debt	33.7		42.2		31.4
Current liabilities	193.0		185.0		180.4
Total shareholders' equity and liabilities	398.4		411.0		397.1
Gearing	41.3%		24.5%		19.1%
Solidity	40.7%		44.0%		45.5%
Return on capital		LTM 03		LTM 02	
employed (2	3.3%	15.8%	12.8%	26.3%	17.8%
Equity/share(EUR)	10.99		11.15		12.11

2) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 20 February and 5 March,2003 264,100 of its own shares at an average price of EUR 20.75 per share. At 31 March 2003, the company held 264,100 shares with a total nominal value of EUR 528.200 and a total purchase price of MEUR 5,5 which is 1.85 % of total amount of shares and votes.

Consolidated cash flow (MEUR)

	1-3/2003	1-3/2002	1-12/2002
Free Cashflow	4.8	8.9	46.2
Change in working capital	-10.4	22.0	20.1
Cashflow from operations	-5.5	30.9	66.3
Net Investments	-8.2	-4.0	-31.0
Cashflow before financing	-13.8	26.9	35.4
Change in debt,increase (+), decrease (-)	27.8	-16.5	-22.4
Dividend paid	-13.3	-13.2	-13.2
Correction items (1	-0.2	-0.2	-1.4
Net financing	0.5	-3.0	-1.6

13 (16)

Cash and bank deposit at beginning of period	15.2	16.8	16.8
Cash and bank deposit at end of period	15.7	13.8	15.2
Change of Cash	0.5	-3.0	-1.6

1) Translation difference in cash in hand and at banks

Contingent Liabilities and Pledged Assets (MEUR)

	3/2003	3/2002	12/2002
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.8	0.7	0.9
Own commercial guarantees	163.3	138.8	141.6
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.2	0.1

Leasing liabilities	16.1	20.1	18.8
Other liabilities	0.7	0.8	1.0
Total	187.8	167.3	169.1

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2003	3/2002	12/2002
Foreign exchange forward contracts	453.5	569.8	411.4
Interest rate swap	25.0	25.0	25.0
Currency options	236.7	87.4	0.0
Total	715.2	682.2	436.4

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2003	1-3/2002	1-12/2002
Total (excl. acquisitions of subsidiaries) (MEUR)	3.9	4.7	13.9
			14 (16)

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/ 2003	1-3/ 2002	LTM*	LTM Year ago	1-12/ 2002
Maintenance Services	80.7	81.4	371.7	366.5	372.4
Standard Lifting Equipment	41.7	48.0	198.2	233.3	204.5
Special Cranes	43.6	47.2	205.6	232.3	209.2
./. Internal	-15.2	-17.7	-70.0	-80.8	-72.5
Total	150.8	158.9	705.5	751.3	713,6

Operating Income by Business Area (MEUR)

	1-3/2003		1-3/2002		1-12/2002		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	2.7	3.3	3.6	4.4	26.2	7.0	25.3	23.9
Standard Lifting Equipment	2.9	7.0	5.1	10.6	19.5	9.5	17.3	26.9
Special Cranes	1.1	2.5	3.0	6.4	16.7	8.0	14.8	17.9
Group costs	-4.6		-4.8		-23.8		-23.6	-12.5
Consolidation items	-0.7		-0.3		-1.0		-1.4	-1.9
Total	1.4		6.6		37.6		32.4	54.3

* LTM = last 12 months (full year 2002 ./. three months 2002 + three months 2003)

Personnel by Business Area (at the End of the Period)

	3/2003	3/2002	12/2002
Maintenance Services	2,743	2,555	2,698
Standard Lifting Equipment	975	1,010	949
Special Cranes	659	676	685
Group staff	111	104	109
Total	4,488	4,345	4,441
Average number of personnel during period	4,465	4,373	4,396

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-3/ 2003	1-3/ 2002	LTM*	LTM Year ago	1-12/ 2002
Maintenance Services	74.6	84.1	300.7	310.6	310.2
Standard Lifting Equipment	49.3	51.5	201.0	218.0	203.2
Special Cranes	41.0	34.8	161.1	159.3	154.9
./. Internal	-15.4	-17.3	-67.5	-68.5	-69.4
Total	149.5	153.1	595.3	619.4	598.9

Order Book (Excl. Service Contract Base)

	3/2003	3/2002	12/2002
Total (MEUR)	210.3	266.5	206.0

Sales by Market (MEUR)

	1-3/ 2003	1-3/ 2002	LTM*	LTM Year ago	1-12/ 2002
Nordic and Eastern Europe	33.4	38.9	173.9	187.7	179.4
EU (excl. Nordic)	44.5	48.3	217.2	216.5	220.9
Americas	55.0	57.9	239.5	266.0	242.4
Asia-Pacific	17.9	13.8	74.9	81.2	70.9
Total	150.8	158.9	705.5	751.4	713.6

* LTM = last 12 months (full year 2002 ./. three months 2002 + three months 2003)

Teleconference

An international teleconference will be arranged today on 6 May, 2003 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 6 May.

Next report

Interim Report, 2nd quarter, will be published on 7 August, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO,
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

12. Stock Exchange Release, dated March 13, 2003.

13 March, 2003 5.45 p.m.

SCHRODER INVESTMENT MANAGEMENT LIMITED'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland Chapter 2. Section 10.

On March 13, 2003 Schroder Investment Management Limited informed the Financial Supervision Authority and KCI Konecranes Plc of the following:

As a result of share transactions concluded on 3 March, 2003, the holdings of Schroder Investment Management Limited on behalf of its clients now represent 4.86 % of the voting rights and share capital of KCI Konecranes Plc.

KCI Konecranes has only one class of shares. The share capital is 28,617,260 EUR and the total number of shares is 14,308,630. Each share is entitled to one vote.

Holdings by Schroder Investment Management Limited on behalf of its clients are now as follows:

	Number of shares	Proportion of share capital	Proportion of voting rights
TOTAL	695,559	4.86	4.86

The breakdown of holdings by client name:

Client	No. of ord. shares held	Proportion of share capital	Proportion of voting rights
Vanguard International Explorer	20,060	0.14	0.14
Schroder Admin-Global Small Cap	2,379	0.02	0.02
Schroder Inst. European Smaller Companies Fund	211,846	1.48	1.48
Schroder European Smaller Companies Fund	81,934	0.57	0.57
Schroder Global Smaller Companies Fund	8,210	0.06	0.06
Schroder International Small Companies Fund	295,350	2.06	2.06
SWMF European Smaller Companies	1,650	0.01	0.01
S.I.S.F. European Smaller Companies	74,130	0.52	0.52
TOTAL	695,559	4.86	4.86

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION

KCI Konecranes Plc
Franciska Janzon, IR Manager
Tel. +358-40 746 8381

DISTRIBUTION
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---

13. Stock Exchange Release, dated March 10, 2003.

HELSINKI EXCHANGES TRADING NEWS PKV50/2003
Securities Trading 10 March 2003

CHANGE OF COMPANY NAME: KCI KONECRANES INTERNATIONAL PLC

The change of KCI Konecranes International Plc's name to
KCI Konecranes Plc will be valid in the Helsinki Exchanges'
HETI system as of 11 March 2003.
Trading code of the share (KCI1V) will remain unchanged.

Updated identifiers:

New name company : KCI Konecranes Plc
Valid in HETI system: 11 March 2003

(webmaster@hex.fi)

14. Stock Exchange Release, dated March 10, 2003.

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (3)
10 March, 2003 10.15 a.m.

KCI KONECRANES: AMENDMENTS ENTERED IN THE TRADE REGISTER

The following amendments to Articles 1, 2, 6, 11 and 12 of the Articles of Association that were approved at the KCI Konecranes International Plc's Annual General Meeting on 6 March 2003 have been entered in the Trade Register.

The amended Articles read as follows:

1 § Name and domicile of the Company
The name of the Company is KCI Konecranes Abp.
The Company's name in Finnish is KCI Konecranes Oyj, and in English KCI Konecranes Plc.
The Company's domicile is Hyvinkää.

2 § Object of the Company's business
The object of the Company's business is to purchase, sell, import, export, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. The object of the Company's business is also to carry out plant services and maintenance services. For these purposes the Company may own, let and rent real estate, own securities and trade in securities and real estate. The operations may be carried out directly by the Company itself, or by its subsidiaries and affiliate companies and joint ventures. As the parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other joint corporate functions.

6 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The term of office of a Board member expires at the closing of the third Annual General Meeting following his [or her] election, unless the Shareholders' Meeting has resolved on a shorter term of office.
The Board of Directors elects from among its membership a Chairman to serve the Board until the closing of the following Shareholders' Meeting.
The Managing Director of the Company may not be elected as Chairman of the Board.
The Managing Director may be an ordinary member of the Board of Directors.

11 § Shareholders' Meeting
The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by publishing a notice in two (2) national newspapers chosen by the Board, not earlier than two (2) months before the final registration date stated in the notice convening the meeting

and not later than one (1) week before the record date referred to in Chapter 3 a, Section 11, Paragraph 1 of the Companies Act.
In order to be entitled to attend a Shareholder's Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of Shareholders' Meeting.
The last date of giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday, a Saturday or other public holiday.
The Annual General Meeting may be held at the Company's domicile or in Helsinki.

12 § Annual General Meeting
The Annual General Meeting shall be held on a day set by the Board of Directors, but not later than six months after the end of the financial year. The agenda of the Annual General Meeting shall include The presentation of
1. the financial statement containing an income statement, a balance sheet and an annual report, as well as the consolidated financial statement of the group, including a consolidated income statement and a consolidated balance sheet, and
2. the auditors' report and the auditor's consolidated report;
resolutions concerning:
3. the adoption of the income statement and balance sheet, and the consolidated income statement and balance sheet;
4. the measures deemed appropriate regarding the profit or loss reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors, and
8. the number of the members of the Board of Directors and, if necessary, their term of office, and the number of auditors,
the election of
9. the members of the Board of Directors,
10. an auditor or auditors and, if necessary, a deputy auditor;
dealing with
11. any other matters included in the Notice of Meeting.

The Annual General Meeting authorised the Board to resolve to dispose of shares held by the Company. The authorisation is limited to a maximum of 715,431 shares. The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004. The authorisation includes a right to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the company's shares.

The Annual General Meeting adopted an issue of option rights. As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Ms. Sirpa Poitsalo, Director, General Counsel,
tel. +358-20 427 2011

DISTRIBUTION
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(webmaster@hex.fi)

15. Stock Exchange Release, dated March 6, 2003.

KCI KONECRANES INTERNATIONAL PLC'S ANNUAL GENERAL MEETING RESOLUTIONS

KCI Konecranes International Plc's Annual General Meeting of Shareholders was held on Thursday, 6 March 2003 at 11.00 a.m. at Group headquarters in Hyvinkää, Finland.

Dividend EUR 0.95

KCI Konecranes International Plc's Annual General Meeting approved the company's income statement and the balance sheet for the fiscal year 2002. The meeting discharged the Board Members and the Managing Director from liability. The meeting adopted the Board's proposal that a dividend of EUR 0.95 be paid on each of the 14,044,530 shares for a total of EUR 13,342,303.50 and that the rest EUR 48,252,930.68 be retained and carried forward. The Company holds 264,100 of its own shares to which no dividend is paid. The record day of the dividend payment is March 11, 2003. The dividend will be paid on March 18, 2003.

The President and CEO's Speech

Mr. Gustavson initiated his speech with a summary of the year 2002, which he concluded was not a particularly good year for the Group. Sales did not reach previous year's levels, nor did profits. In a situation where the overall market is volatile and lower utilisation rates in customer industries affecting also the need for maintenance services, Mr Gustavson was pleased to report on many good results in the Group during the year:

"We achieved growth in our biggest Business Area Maintenance Services, we opened new markets in China and Japan, we developed new products specifically in container handling and brought them to market, we acquired the assets of three competitors in America and formed a number of new strategic alliances.

Our operational efficiency improved. We were able to release funds from working capital and our cash flow was record high. Yes, our profit was smaller, but we are still one of the most profitable engineering companies in Finland and in our industry we are in a class of our own.ö

The Financial results were reviewed by Business Area.

Regarding the future, Mr Gustavson said that it is very difficult to give any statements related to the future of the market even in the

short run. We have to plan for a continuation of the grim market conditions. Mr Gustavson then highlighted some examples of the policies the Group is employing for continued growth:

"With a strong growth in Field services and the effects of the acquired businesses in 2002 and the first acquisition made in 2003 we expect a good development in Maintenance Services. Our new ventures in China, Japan and Korea post interesting growth opportunities. The new technology BoxHunter increases our competitiveness in container handling. In North America we hope to increase our service locations from 73 to 80 locations during 2003 supporting a strong development in

the region. In Europe, investment activity is increasing in the EU candidate countries and we are well positioned to benefit from this development. Mr Gustavson also presented the strategy for Plant Services. With the addition of Plant Services we do not see any limitations to our growth potential within Maintenance Services and we hope to expand this business also outside Finland during 2003. "

In conclusion Mr Gustavson stated that in spite of some dark clouds in the overall market, we see more opportunities than threats for the year 2003.

Main points from Mr. Gustavson's speech at the AGM are found recorded on the Internet at: www.kcigroup.com/agm2003 (Requires Java-enabled browser; Netscape 3.0+ or Microsoft Internet Explorer 3.0+).

Amendments to Articles 1, 2, 6, 11 and 12 of the Articles of Association

The meeting adopted the Board's proposal that the Articles of Association of the Company be partially amended as follows:

1 §: The new name of the Company is KCI Konecranes Abp, in Finnish KCI Konecranes Oyj and in English KCI Konecranes Plc.
2 §: Plant services and maintenance services are added to the object of the Company's business
6 §: The number of the ordinary members of the Board is five to eight (5-8). In connection with the election it can be decided on a shorter term of office for a Board member (turn of resignation of a Board member).
11 §: The date of delivery of the notice to convene a Shareholders' Meeting is amended to correspond to the contents of the amended Companies Act
12 §: A mention concerning the decision making on a Board member's term of office is added.

Composition of the Board of Directors

The number of Board Members was confirmed to be six (6).

The Board Members, Messrs. Timo Poranen, President, Finnish Forest Industries Federation and Mr. Stig Gustavson, President and CEO of the Company were re-elected.

The other Board members are Messrs. Björn Savén, Chief Executive, Industri Kapital, Juha Rantanen, President and CEO, Ahlstrom Corporation, Matti Kavetvuo and Stig Stendahl.

In its first meeting the Board of Directors re-elected Mr. Björn Savén as its Chairman.

Company auditors

External auditors Deloitte & Touche Oy were reconfirmed.

Authorisation of the Board of Directors to repurchase the Company's own shares

The meeting adopted the Board's proposal that the Board be authorised to resolve to repurchase the Company's own shares using funds available for distribution of profit. The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled. Altogether no more than 715,431 shares may be repurchased taking, however, into consideration the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to possess.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The meeting adopted the Board's proposal that the Board be authorised to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The Board of Directors is authorised to resolve to whom, in which order and in which manner the repurchased shares will be disposed of. The shares

may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Option rights to key personnel of the KCI Konecranes Group

The meeting adopted the Board's proposal that option rights be granted to key personnel of the KCI Konecranes Group as well as to a wholly-owned subsidiary of KCI Konecranes International Plc mainly under the following terms:

The number of stock options issued will be 600,000. Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The stock options entitle to subscription of a maximum of 600,000 shares in KCI Konecranes International Plc.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record

date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

The purpose of the stock options is to encourage the key personnel to work on a long-term basis in order to increase the shareholder value. The purpose of the stock options is also to commit key personnel to the employer by a principal obligation to offer the stock options back to the company without compensation for possible accrued value if the employment ends before 5 May 2007.

In connection with option rights to be issued in 2003 the Board will require that the receiver of option rights holds shares in the company. In addition, the Board intends to investigate the possibilities to repurchase the 1999B, 2001A and 2001B option rights that have been issued by the company.

The terms and conditions of the 2003 stock option plan are available on the Internet at the company's web site for investors: http://www.kcigroup.com/agm2003

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011
Ms. Franciska Janzon, IR-Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

16. Stock Exchange Release, dated March 5, 2003.

KCI KONECRANES INTERNATIONAL OYJ 5.3.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 5.3.2003
Trade Purchase
Share KCI1V
Number of shares 31 500
Price, high 20.70 EUR
Price, low 20.60 EUR
Average price 20.64 EUR
Total 650 309 EUR

Shares held by the company 264 100

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

17. Stock Exchange Release, dated March 4, 2003.

KCI KONECRANES INTERNATIONAL OYJ 4.3.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 4.3.2003
Trade Purchase
Share KCI1V
Number of shares 53 000
Price, high 20.70 EUR
Price, low 20.55 EUR
Average price 20.58 EUR
Total 1 090 710 EUR

Shares held by the company 232 600*

* In the report from 27.3, the number of purchased shares was 300 shares too high. Here the number is corrected.

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

18. Stock Exchange Release, dated March 3, 2003.

KCI KONECRANES INTERNATIONAL OYJ
STOCK EXCHANGE ANNOUNCEMENT

3.3.2003

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 3.3.2003
Trade Purchase
Share KCI1V
Number of shares 35 000
Price, high 20.70 EUR
Price, low 20.59 EUR
Average price 20.65 EUR
Total 722 658 EUR

Shares held by the company 179 900

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

19. Stock Exchange Release, dated March 3, 2003.

KCI KONECRANES INTERNATIONAL OYJ
STOCK EXCHANGE ANNOUNCEMENT

3.3.2003

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 28.2.2003
Trade Purchase
Share KCI1V
Number of shares 24 800
Price, high 20.80 EUR
Price, low 20.58 EUR
Average price 20.70 EUR
Total 513 439 EUR

Shares held by the company 144 900

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

20. Stock Exchange Release, dated February 27, 2003

KCI KONECRANES INTERNATIONAL OYJ 27.2.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 27.2.2003
Trade Purchase
Share KCI1V
Number of shares 26 500
Price, high 20.75 EUR
Price, low 20.57 EUR
Average price 20.74 EUR
Total 549 483 EUR

Shares held by the company 120 100

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

21. Stock Exchange Release, dated February 27, 2003.

KCI KONECRANES INTERNATIONAL OYJ
STOCK EXCHANGE ANNOUNCEMENT

27.2.2003

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 26.2.2003
Trade Purchase
Share KCI1V
Number of shares 46 800
Price, high 21.00 EUR
Price, low 20.58 EUR
Average price 20.90 EUR
Total 978 065 EUR

Shares held by the company 93 600

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

22. Stock Exchange Release, dated February 25, 2003.

KCI KONECRANES INTERNATIONAL OYJ 25.2.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 25.2.2003
Trade Purchase
Share KCI1V
Number of shares 2 300
Price, high 20.82 EUR
Price, low 20.59 EUR
Average price 20.71 EUR
Total 47 640 EUR

Shares held by the company 46 800

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

23. Stock Exchange Release, dated February 24, 2003.

KCI KONECRANES INTERNATIONAL OYJ
STOCK EXCHANGE ANNOUNCEMENT

24.2.2003

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 24.2.2003
Trade Purchase
Share KCI1V
Number of shares 4 700
Price, high 20.99 EUR
Price, low 20.85 EUR
Average price 20.88 EUR
Total 98 150 EUR

Shares held by the company 44 500

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

---

24. Stock Exchange Release, dated February 21, 2003.

KCI KONECRANES INTERNATIONAL OYJ 21.2.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 21.2.2003
Trade Purchase
Share KCI1V
Number of shares 10 700
Price, high 21.00 EUR
Price, low 20.90 EUR
Average price 20.99 EUR
Total 224 600 EUR

Shares held by the company 39 800

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

---

25. Stock Exchange Release, dated February 21, 2003.

KCI KONECRANES INTERNATIONAL OYJ 21.2.2003
STOCK EXCHANGE ANNOUNCEMENT

KCI KONECRANES INTERNATIONAL OYJ: PURCHASE OF OWN SHARES

Date 20.2.2003
Trade Purchase
Share KCI1V
Number of shares 29 100
Price, high 21.00 EUR
Price, low 20.99 EUR
Average price 21.00 EUR
Total 611 092 EUR

Shares held by the company 29 100

Authorised by KCI KONECRANES INTERNATIONAL OYJ

Enskilda Securities AB
Mika Majander

(webmaster@hex.fi)

26. Stock Exchange Release, dated February 13, 2003.

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes International Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, March 6, 2003 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be Decided upon under Article 12 of the Articles of Association

2. Proposal of the Board for Partial Amendment of the Articles of Association

The Board of Directors proposes that the Articles of Association of the Company be partially amended as follows:
1 §: The new name of the Company is KCI Konecranes Abp, in Finnish KCI Konecranes Oyj and in English KCI Konecranes Plc.
2 §: Plant services and maintenance services are added to the object of the Company's business
6 §: The number of the ordinary members of the Board is five to eight (5-8). In connection with the election it can be decided on a shorter term of office for a Board member (turn of resignation of a Board member).
11 §: The date of delivery of the notice to convene a Shareholders' Meeting is amended to correspond to the contents of the amended Companies Act
12 §: A mention concerning the decision making on a Board member's term of office is added.

3. Authorisation of the Board of Directors to Repurchase the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki

Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of the resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

4. Authorisation of the Board of Directors to Dispose of Own Shares Repurchased by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several lots of shares.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the

3 (5)

limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, Paragraph 1 of the Companies Act.

The authorisation shall be effective for a period of one (1) year as of the date of the resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

5. Stock Options 2003

The Board of Directors proposes that stock options be issued to the key personnel of the KCI Konecranes Group as well as to a wholly-owned subsidiary of KCI Konecranes International Plc. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options form a part of the incentive and commitment program for the key personnel. The number of stock options issued will be 600,000. Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The stock options entitle to subscription of a maximum of 600,000 shares in KCI Konecranes International Plc.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of the share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at http://www.kcigroup.com/agm2003.The Annual Report for 2002 is available in English on the Internet at http://www.kcigroup.com as of February 21, 2003 at 10.00 a.m. The Annual Report will be sent to the shareholders immediately after February 25, 2003.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.95 be paid on each of the shares to a shareholder who is registered on the record date as a shareholder

in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The record date for the dividend payment is March 11, 2003. The dividend will be paid on March 18, 2003.

COMPOSITION OF THE BOARD OF DIRECTORS

The term of office for the Board members Stig Gustavson and Timo Poranen expires at this Annual General Meeting of Shareholders. Mr Gustavson and Mr Poranen have confirmed that they are available for re-election.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on February 24, 2003 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on February 24, 2003.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on March 3, 2003 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet: http://www.kcigroup.com/agm2003. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on February 13, 2003
KCI Konecranes International Plc
The Board of Directors

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

(webmaster@hex.fi)

27. Stock Exchange Release, dated February 12, 2003.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1 (16)
12 February, 2003 5.00 p.m.

KCI KONECRANES: PROPOSALS OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2003

Proposal to distribute a dividend of EUR 0.95 per share
Proposal to amend Articles 1, 2, 6, 11 and 12 of the Articles of Association
Proposal for the authorisation of the Board to repurchase the Company's own shares
Proposal for the authorisation of the Board to dispose of own shares held by the Company
Proposal to issue stock option rights to key personnel of the KCI Konecranes Group

The Annual General Meeting of Shareholders will be held on 6 March, 2003. The notice to convene the AGM will be published in the newspapers Helsingin Sanomat and Hufvudstadsbladet and as a separate release on 13 February, 2003.

Proposal of the Board to distribute dividend

The Board of Directors of KCI Konecranes International Plc proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.95 be paid on each of the 14,308,630 shares for a total of EUR 13,593,198.50 and that the rest EUR 48,002,035.68 be retained and carried forward.

Amendments to Articles 1, 2, 6, 11 and 12 of the Articles of Association

The Board of Directors proposes that the Articles of Association of the Company be partially amended as follows:
1 §: The new name of the Company is KCI Konecranes Abp, in Finnish KCI Konecranes Oyj and in English KCI Konecranes Plc.
2 §: Plant services and maintenance services are added to the object of the Company's business
6 §: The number of the ordinary members of the Board is five to eight (5-8). In connection with the election it can be decided on a shorter term of office for a Board member (turn of resignation of a Board member).
11 §: The date of delivery of the notice to convene a Shareholders' Meeting is amended to correspond to the contents of the amended Companies Act
12 §: A mention concerning the decision making on a Board member's term of office is added.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit. The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be

otherwise disposed of or to be cancelled. Altogether no more than 715,431 shares may be repurchased taking into consideration the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to possess.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company. The authorisation is limited to a maximum of 715,431 shares. The Board of Directors is authorised to resolve to whom, in which order and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

The Board of Directors' proposal to issue option rights to key personnel of the KCI Konecranes Group

The Board of Directors proposes that stock options be issued to the key personnel of the KCI Konecranes Group, as well as to a wholly-owned subsidiary of KCI Konecranes International Plc. The number of stock options issued will be 600,000. Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The stock options entitle to subscription of a maximum of 600,000 shares in KCI Konecranes International Plc.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

The purpose of the stock options is to encourage the key personnel to work on a long-term basis in order to increase the shareholder value. The purpose of the stock options is also to commit key personnel to the employer by a principal obligation to offer the stock options back to the company without compensation for possible accrued value if the employment ends before 5 May 2007.

In connection with option rights to be issued in 2003 the Board will require that the receiver of option rights holds shares in the company. In addition, the Board intends to investigate the possibilities to repurchase the 1999B, 2001A and 2001B option rights that have been issued by the company.

Enclosures:

1. Proposal to amend Articles 1, 2, 6, 11 and 12 of the Articles of Association
2. Proposal for the authorisation of the Board to repurchase the Company's own shares
3. Proposal for the authorisation of the Board to dispose of own shares held by the Company

4. Proposal to issue option rights to key personnel of the KCI Konecranes Group (enclosed the terms and conditions of the stock option plan)

The proposals by the Board of Directors are available also on the internet at http://www.kcigroup.com/agm2003 .

KCI Konecranes International Plc ANNEX 1

The Annual General Meeting of Shareholders 6.3.2003

THE BOARD'S PROPOSAL TO AMEND ARTICLES 1, 2, 6, 11 AND 12 OF THE ARTICLES OF ASSOCIATION

Articles in Force:
1 § Name and domicile of the Company
The name of the Company is KCI Konecranes International Abp.

The Company's name in Finnish is KCI Konecranes International Oyj, and in English KCI Konecranes International Plc.

The Company's domicile is Hyvinkää.

2 § Object of the Company's business
The object of the Company's business is to purchase, sell, import,

export, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. For these purposes the Company may own, let and rent real estate, own securities and trade in securities and real estate. The operations may be carried out directly by the Company itself, or by its subsidiaries and affiliate companies and joint ventures. As the parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other joint corporate functions.

Board's Proposals:
1 § Name and domicile of the Company
The name of the Company is KCI Konecranes Abp.

The Company's name in Finnish is KCI Konecranes Oyj, and in English KCI Konecranes Plc.

The Company's domicile is Hyvinkää.

2 § Object of the Company's business
The object of the Company's business is to purchase, sell, import, export, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing

services. The object of the Company's business is also to carry out plant services and maintenance services. For these purposes the Company may own, let and rent real estate, own securities and trade in securities and real estate. The operations may be carried out directly by the Company itself, or by its subsidiaries and affiliate companies and joint ventures. As the parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other joint corporate functions.

Articles in Force:
6 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than six (6) and not more than seven (7) ordinary members. The Board members' term of office expires at the closing of the third Annual General Meeting following their election.

The Board of Directors elects from among its membership a Chairman to serve the Board until the closing of the following Shareholders' Meeting.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of Directors.

11 § Shareholders' Meeting
The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by publishing a notice in two (2) national newspapers chosen by the Board, not earlier than two (2) months and not later than one (1) week before the final registration date stated in the Notice of Meeting.

In order to be entitled to attend a Shareholder's Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of Shareholders' Meeting. The last date of giving such notice, which shall not be earlier than

ten (10) days prior to the meeting in question, may not be a Sunday, a Saturday or other public holiday.

The Annual General Meeting may be held at the Company's domicile or in Helsinki.

Board's Proposals:
6 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The term of office of a Board member expires at the closing of the third Annual General Meeting following his [or her] election, unless the Shareholders' Meeting has resolved on a shorter term of office.

6 (16)

The Board of Directors elects from among its membership a Chairman to serve the Board until the closing of the following Shareholders' Meeting.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of

Directors.

11 § Shareholders' Meeting
The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by publishing a notice in two (2) national newspapers chosen by the Board, not earlier than two (2) months before the final registration date stated in the notice convening the meeting and not later than one (1) week before the record date referred to in Chapter 3 a, Section 11, Paragraph 1 of the Companies Act.

In order to be entitled to attend a Shareholder's Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of Shareholders' Meeting. The last date of giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday, a Saturday or other public holiday.

The Annual General Meeting may be held at the Company's domicile or in Helsinki.

Article in Force:
12 § Annual General Meeting
The Annual General Meeting shall be held on a day set by the Board of Directors, but not later than six months after the end of the financial year.

The agenda of the Annual General Meeting shall include

The presentation of
1. the financial statement containing an income statement, a balance sheet and an annual report, as well as the consolidated financial statement of the group, including a consolidated income statement and a consolidated balance sheet, and
2. the auditors' report and the auditor's consolidated report;

resolutions concerning:
3. the adoption of the income statement and balance sheet, and the consolidated income statement and balance sheet;

4. the measures deemed appropriate regarding the profit or loss reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;

6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors, and
8. the number of the members of the Board of Directors, and the number of auditors;

the election of
9. the members of the Board of Directors,
10. an auditor or auditors and, if necessary, a deputy auditor;

dealing with
11. any other matters included in the Notice of Meeting.

Board's Proposal:
12 § Annual General Meeting
The Annual General Meeting shall be held on a day set by the Board of Directors, but not later than six months after the end of the financial year.

The agenda of the Annual General Meeting shall include

The presentation of
1. the financial statement containing an income statement, a balance sheet and an annual report, as well as the consolidated financial statement of the group, including a consolidated income statement and a consolidated balance sheet, and
2. the auditors' report and the auditor's consolidated report;

resolutions concerning:
3. the adoption of the income statement and balance sheet, and the consolidated income statement and balance sheet;
4. the measures deemed appropriate regarding the profit or loss reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors, and
8. the number of the members of the Board of Directors and, if necessary, their term of office, and the number of auditors,

the election of
9. the members of the Board of Directors,
10. an auditor or auditors and, if necessary, a deputy auditor;

dealing with
11. any other matters included in the Notice of Meeting.

KCI Konecranes International Plc ANNEX 2

The Annual General Meeting of Shareholders 6.3.2003

AUTHORISATION OF THE BOARD OF DIRECTORS TO REPURCHASE THE COMPANY'S OWN SHARES

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The aggregate amount of shares held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act, together with shares that such persons are entitled to subscribe for on the basis of existing option rights, corresponds to approximately 25.2 per cent of the share capital of the Company and the voting rights attached to the shares. If the holdings of such persons remain unchanged during the validity of authorisation

and the Company repurchases the maximum number of shares pursuant to the authorisation, the corresponding figure will after the repurchase be approximately 25.2 per cent of the share capital and approximately 26.5 per cent of the voting rights attached to the shares.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

The Annual General Meeting of Shareholders 6.3.2003

AUTHORISATION OF THE BOARD OF DIRECTORS TO DISPOSE OF OWN SHARES HELD BY THE COMPANY

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions..

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or for paying remuneration for services rendered. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

10 (16)

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

KCI Konecranes International Plc ANNEX 4

The Annual General Meeting of Shareholders 6.3.2003

PROPOSAL OF THE BOARD OF DIRECTORS TO ISSUE STOCK OPTION RIGHTS

The Board of Directors proposes that stock options be issued by the Annual General Meeting of Shareholders to the key personnel of the KCI Konecranes Group, as well as to a wholly owned subsidiary of KCI Konecranes International Plc, on the terms and conditions attached hereto.

The stock options shall, deviating from the shareholders' pre-emptive right to subscription, be issued to the key personnel of the KCI

Konecranes Group, as well as to a wholly owned subsidiary of the Company. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form a part of the incentive and commitment program for key personnel. The purpose of the stock options is to encourage key personnel to work on a long-term basis to increase the shareholder value. The purpose of the stock options is also to commit the key personnel to the Company.

The stock options shall be divided into 2003A, 2003B and 2003C stock options and be issued without consideration, by the resolution of the Board of Directors, to the key personnel employed by or to be recruited by the KCI Konecranes Group. Upon issue the stock options 2003B and 2003C shall be distributed to a wholly-owned subsidiary of KCI Konecranes International Plc, Konecranes Finance Oy.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent

determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

A proportion of the persons eligible for share subscription belong to the inner circle of the Company. The total share ownership of the persons belonging to this category eligible for share subscription does not exceed 5.0% of the Company's shares and the voting rights of the shares.

The stock options now issued can be exchanged for shares constituting a maximum of 4.1% of the Company's shares and voting rights after the potential share capital increase.

Enclosure: 2003 Stock Option Terms and Conditions

KCI Konecranes International Plc ANNEX 4a

The Annual General Meeting of Shareholders 6.3.2003

KCI KONECRANES INTERNATIONAL PLC 2003 STOCK OPTIONS

At its meeting on 12 February 2003 the Board of Directors of KCI Konecranes International Plc (Board of Directors) has resolved to propose to the Annual General Meeting of Shareholders to be held on 6 March 2003 that stock options be issued to the key persons of KCI Konecranes International Plc (KCI or Company) and its subsidiaries (together KCI Konecranes Group) and to a wholly-owned subsidiary of KCI on the following terms and conditions:

I STOCK OPTION TERMS AND CONDITIONS

1. Number of Stock Options

The number of stock options issued will be 600,000, which entitle to subscribe for a total of 600,000 shares in KCI.

2. Stock Options

Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The persons to whom stock options will be distributed will be notified in writing by the Company about the offer of stock options. The stock options will be distributed to the recipient when he or she has accepted the offer of the Company. Stock option certificates shall, upon request, be delivered to the stock option holder in the beginning of the relevant share subscription period unless the stock options have been transferred to the book-entry securities system.

3. Right to Stock Options

The stock options shall, deviating from the shareholders' pre-emptive right to subscription, be granted to the key persons of the KCI Konecranes Group and to Konecranes Finance Oy (Konecranes Finance), a wholly owned subsidiary of KCI. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form a part of the KCI Konecranes Group's incentive and commitment program for the key persons.

4. Distribution of Stock Options

The Board of Directors shall decide on the allocation of stock options. Stock options shall be distributed to Konecranes Finance Oy to such extent that the stock options are not distributed to key persons of the KCI Konecranes Group. Upon issue the stock options 2003B and 2003C shall be granted to Konecranes Finance. The Board of Directors of KCI shall later on decide upon the further distribution of the stock options granted to Konecranes Finance, in a manner supporting the purpose of the stock option plan.

5. Transfer of Stock Options and Obligation to Offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Company shall hold the stock options on behalf of the stock option holder until the beginning of the share subscription period. The stock option holder has the right to acquire the possession of the stock options when the relevant share subscription period begins. Should the stock option holder transfer his/her stock options, such person is obliged to inform the Company

about the transfer in writing without delay. The Board of Directors may, as an exception to the above, permit the transfer of a stock option also before such date.

Should a stock option holder cease to be employed by or in the service of the KCI Konecranes Group, for any other reason than the death of the employee, or the statutory retirement of the employee in compliance with the employment contract, or the retirement of the employee otherwise determined by the Company, before 2 May 2007, such

person shall without delay offer to the Company or its order, free of charge, the stock options for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person's employment or service. The Board of Directors can, however, in the above-mentioned cases, decide that the stock option holder is entitled to keep such stock options or a part of them, which are subject to the offering obligation.

Regardless of whether the stock option holder has offered his/her stock options to the Company or not, the Company is entitled to inform the stock option holder in writing that the stock option holder has lost his/her stock options on the basis of the above-mentioned reasons. Should the stock options be transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company, to request and get transferred all the stock options, for which the share subscription period had not begun, from the stock option holder's book-entry account to the book-entry account appointed by the Company without the consent of the stock option holder. In addition, the Company is entitled to register transfer restrictions and other respective restrictions concerning the stock options to the stock option holder's book-entry account without the consent of the stock option holder.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to Subscribe New Shares

Each stock option entitles its holder to subscribe for one (1) share in KCI. The nominal value of each share is EUR 2.00. As a result of the subscriptions the share capital of KCI may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

Konecranes Finance, as a subsidiary of KCI, shall not be entitled to subscribe shares in KCI on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be:
for stock option 2003A 2 May 2005 - 31 March 2007,
for stock option 2003B 2 May 2006 - 31 March 2008 and
for stock option 2003C 2 May 2007 - 31 March 2009.

The share subscription shall take place at the head office of KCI or possibly at another location to be determined later. The subscriber shall transfer the respective stock option certificates with which he/she subscribes shares to the Company, or in case the stock options have been transferred to the book-entry securities system, the stock options with which shares have been subscribed shall be deleted from the subscriber's book-entry account. Payment for shares subscribed

shall be effected upon subscription to the bank account appointed by the Company. The Company shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall for all stock options be the trade volume weighted average quotation of the KCI share on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription.The share subscription price shall nevertheless always amount to at least the nominal value of the share.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

Dividend rights of the shares and other shareholder rights shall commence when the increase of the share capital has been entered into the Trade Register.

6. Share Issues, Convertible Bonds and Stock Options before Share Subscription

Should the Company, before the share subscription, increase its share capital through an issue of new shares, or issue of new convertible bonds or stock options, a stock option holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed by virtue of stock options remains unchanged. If the number of shares that can be subscribed for by virtue of one stock option

should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7. Rights in Certain Cases

If the Company reduces its share capital before the share subscription, the subscription right accorded by the terms and conditions of the stock options shall be adjusted accordingly as

specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the share subscription, the stock option holder shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option holder shall, before the merger or division, be given the right to subscribe for the shares with his/her stock options within a period of time determined by the Board of Directors. After such date no subscription right shall exist. In the above situations the stock option holder has no right to require that the Company redeems the stock options from him/her for market value.

If the Company, after the beginning of the share subscription period, resolves to repurchase its own shares by an offer made to all shareholders, the stock option holders shall be made an equivalent offer. In other cases repurchase of the Company's own shares does not require the Company to take any action in relation to the stock options.

In case, before the end of the share subscription period, a situation, as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining Shareholders, or a situation, as referred to in Chapter 6 Section 6 of the Finnish Securities Market Act, or a situation, as referred to in Section 13 in the Articles of Association, arise, stock option holders shall be entitled to use their right of subscription by virtue of the stock option within a period of time determined by the Board of Directors.

If the nominal value of the share is changed while the share capital remains unchanged, the share subscription terms and conditions of the stock options shall be amended so that the total nominal value of the shares available for subscription and the total share subscription price remain the same.

Converting the Company from a public company into a private company shall not affect the terms and conditions of the stock options.

III OTHER MATTERS

The laws of Finland shall be applied to these terms and conditions. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, including those amendments and specifications to the terms and conditions, which are not considered essential. Other matters related to the stock options are decided on by the Board of Directors.

The Company shall inform the stock option holders on all matters related to this stock option plan by mail or by e-mail, or, in case the stock options are listed in the stock exchange, the Company can inform the stock option holders by publishing stock exchange releases.

The stock option documentation is kept available for inspection at the head office of KCI.

The Company is entitled to withdraw the stock options, which have not been transferred, or with which shares have not been subscribed, free of charge, if the stock option holder acts against these terms and conditions, or against regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against regulations by authorities.

These terms and conditions have been made in Finnish, Swedish and English. In case of any discrepancy between the Finnish, Swedish and English terms and conditions, the Swedish terms and conditions are decisive.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

---

28. Stock Exchange Release, dated February 12, 2003.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1
12 February, 2003 9.30 a.m.

KCI KONECRANES CONTINUES TO ACQUIRE ITS OWN SHARES

The Annual General Meeting granted on 7 March, 2002 the Board of Directors of KCI Konecranes International Plc the authorisation to repurchase the Company's own shares up to a maximum 750,000 shares. In accordance with the authorisation the Company repurchased 391,370 shares in 2002, which together with the earlier acquired 300,000 shares in 1999 were invalidated according to a decision by an Extraordinary General Meeting on December 20, 2002.

The Board of Directors today resolved to continue the repurchase of the Company's own shares, a maximum amount of 358,630 shares can be repurchased under the current authorisation.

Purchases will commence no earlier than 20 February 2003 and purchases will end no later than 5 March 2003.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2002, Group sales totalled EUR 714 million with over 4400 employees in 34 countries all over the world.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

DISTRIBUTION
Helsinki Exchanges
Media

29. Stock Exchange Release, dated February 11, 2003.

KCI KONECRANES INTERNATIONAL PLC   STOCK EXCHANGE RELEASE   1
11 February, 2003 4.30 p.m.

CORRECTION TO KCI KONECRANES FULL YEAR RESULTS 2002 RELEASE, 11 FEBRUARI 2003 AT 10.00 A.M.

The record date for dividend payment that was mentioned under ö dividend proposalö on the last page of the release was incorrect. The correct date, which is mentioned on page 7, is 11 March, 2003.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

30. Stock Exchange Release, dated February 11, 2003.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1 (26)
11 February, 2003 10.00 a.m.

KCI KONECRANES GROUP
Financial Results 2002

BUSINESS DOING WELL IN DIFFICULT MARKET.
GROUP RESULT BURDENED WITH COSTS FOR DEVELOPMENT PROJECTS.

Sales down 5.6 % in low investment environment
Operating income down 32.0 % on lower sales and increased development spending
Operating efficiency improved, Business Area margins well defended
Cash flow from operations at record level (66.3 MEUR or 4.54 euros per share)

Million EUR SALES	1-12/ 02	%	1-12/ 01	%	Chg %	10-12/ 02	10-12/ 01	Chg %
Maintenance Services	372.4		365.2		2.0	104.7	104.6	0.0
Standard Lifting Equipment	204.5		244.9		-16.5	58.5	66.4	-11.9
Special Cranes	209.2		227.3		-8.0	61.2	74.6	-18.0
Internal Sales	-72.5		-81.1		-10.6	-20.9	-26.1	-19.9
Sales total	713.6	100	756.3	100	-5.6	203.5	219.6	-7.3
Income from operations (EBITA)	40.9	5.7	59.4	7.9	-31.1	17.8	22.6	-21.3
Goodwill amortisation	-3.3		-4.1		-19.6	-0.7	-1.0	-28.6
Operating income (EBIT)	37.6	5.3	55.3	7.3	-32.0	17.1	21.6	-20.9
Financial income and expenses	-1.1		-2.8		-60.4	-0.3	-1.0	-71.9
Income before taxes and minority interest	36.5	5.1	52.4	6.9	-30.4	16.8	20.6	-18.5
Net income	24.6	3.5	35.3	4.7	-30.2	11.4	13.5	-16.0
Earnings per share (EUR)	1.69		2.40		-29.6	0.78	0.92	-15.3

2 (26)

Cash flow per share (EUR)	4.54		2.93		54.9	1.76	1.55	13.5
Dividend per share (EUR)	0.95(1		0.90		5.6			
ORDERS RECEIVED								
Maintenance Services	310.2		307.2		1.0	70.2	66.0	6.3
Standard Lifting								

Equipment	203.2	229.2	-11.3	49.2	50.2	-2.1
Special Cranes	154.9	209.6	-26.1	30.3	43.6	-30.4
Internal Orders	-69.4	-66.9	3.8	-17.4	-18.2	-4.2
Orders received total	598.9	679.1	-11.8	132.2	141.6	-6.6
Order book at end of period	206.0	279.7	-26.4			

1) Board's proposal

Comment on 2002 results, future prospects:

Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased.

Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.

Maintenance growth continues. The order intake in Standard Lifting Equipment and Special Cranes is stabilising. Order backlog is stable on a satisfactory level.

New market openings in Asia contain considerable growth opportunities. Our strong market position, our geographical spread and our up-to-date technology are all factors that will contribute to continued good development, especially compared to other actors in our market. With our strong balance sheet, our intent is to consolidate the industry further.

3 (26)

Stig Gustavson, President and CEO

At first glance, 2002 does not present itself as a particularly good year for the Group. Sales did not reach previous years level, nor did profits.

At a second glance the picture changes. The markets for investment goods in the industrialised world continued in reverse gear but, in spite of that, it is a great pleasure for me to report significant progress in so many important fields of Group activity: our Maintenance operations continued to grow, we made significant market entries (China, Japan), we developed and launched new products, we acquired competitors and our market shares grew in many markets.

Our operational efficiency continued to improve as cost cutting continued. Our cash flow hit a new record level.

Still, our financial result was clearly lower. This is a consequence of lower sales but also of increased R&D and M&A spending, i.e. activities intended to improve our future prospects.

Business development

2002 was encouraging. Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the

other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased.

Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.

In 2002, Group Sales was EUR 713.6 million and the Operating Income was EUR 37.6 million. Group Sales decreased by 5.6% and Operating Income by 32.0%. Due to strong cash flow the financing costs decreased further. The Net Income was EUR 24.6 million, which is a decrease of 30.2% compared to 2001. Earnings per share decreased by 29.6% to EUR 1.69.

Sales

Group sales were EUR 713.6 million, which is EUR 42.7 million or 5.6 % lower compared to EUR 756.3 million in 2001. There were considerable variations between Business Areas and Regions. Maintenance Services sales grew, especially the Field Service activities, but Sales decreased in the new equipment Business Areas. Among regions Europe was stable, while Sales decreased in the Americas and Asia-Pacific.

Profitability

The Operating Income was EUR 37.6 million, which is 32.0% less compared to year 2001 (2001: EUR 55.3 million). The Operating Income margin was 5.3% compared to 7.3% in 2001. Profitability improved both in absolute terms and as a percentage on sales in Maintenance Services. In Special Cranes, the margin percentage improved, but the operating income decreased in absolute value. In Standard Lifting equipment, both the percentage and the absolute value decreased. This was mainly a consequence of lower sales. In Special Cranes the Operating Income margin improvement was related to costs decreasing faster than sales. In 2002 the Operating Income was not affected by any significant one-time gains. Instead it includes one time costs of EUR 7.3 million relating to one particular development project and its launch. The first two cranes of this new technology were delivered and taken into operation during the year 2002. Also M&A spending increased.

Group Operating Income before goodwill amortisations (EBITA) was EUR 40.9 million or 5.7% on Group Sales (2001: 7.9 %). The Operating Income before all depreciations and amortisations (EBITDA) was EUR 53.1 million or 7.4% on sales (2001: 9.4%).

The net of financing costs and income was EUR 1.1 million, which is less than half of the EUR 2.8 million costs in 2001. Income Before Taxes was EUR 36.5 million or 5.1% on sales (2001: EUR 52.4 million and 6.9% respectively). Income taxes were EUR 11.8 million, which is a decrease of EUR 5.3 million compared to 2001. The effective tax rate was 32.5% (2001: 32.7%). Net Income or profit after taxes decreased with EUR 10.7 million or by 30.2% to EUR 24.6 million.

The Group's Return on capital employed was 17.8% compared to 24.3% in 2001. In spite of lower sales there was no deterioration in the capital rotation rate. Return on equity was 14.2% compared to 22.0% in 2001. The decrease was mainly due to lower Net Income.

Group profitability improved clearly during Q4/02 compared to

preceding quarters. However, compared to Q4/01 Sales was 7.3% lower and the Operating Income 20.9% lower. In Q4/2002 the Operating Income margin was 8.4% (2001: 9.8%). The Operating income during Q4/02 was in absolute terms on the same level as Q4/01 corrected for one-time items.

In the beginning of the fiscal year 2002 the Group implemented the "percentage of completionö method ("POC accountingö) in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied only in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.). In all other projects

revenue recognition in full took place only at completion of the delivery. Also the Group started to account for certain finance leasing contracts as if the assets had been acquired. These changes are part of the implementation process to comply with International Accounting Standards (=IAS). These accounting changes, however, had only a marginal effect on the balance sheet and the statement of income and do not significantly affect the comparability between previous years' numbers.

Cash flow and balance sheet

Cash flow from operations was all time high at EUR 66.3 million, which is an increase of EUR 23.3 million or 54.1% compared to year 2001. The cash flow per share grew by 55 % from EUR 2.93 to EUR 4.54. With increasing rotation, the level of net working capital is now 16.2% on Group sales compared to 18.2% in 2001.

The cash was used to cover capital expenditures including acquisitions (in total EUR 21.1 million), to repurchase the Company's own shares (EUR 9.9. million), to dividend payments (EUR 13.2 million). Additionally, interest bearing and other debts were reduced by EUR 22.4 million.

The Group's net interest bearing borrowing was EUR 33.0 million at year end, corresponding to a gearing level of 19.1% (2001: EUR 50.1 million and 28.9% respectively). Group solidity increased to 45.5% from 41.4% in 2001.

At year end the Group's EUR 100 million back-up facility was totally unused.

Currencies

Some currencies, mainly the weaker US dollar/euro relation had some effect on the development of Orders Received and Sales. At unchanged currency rates Group order intake decreased by 9.3% and Sales by 4.0% (reported figures 11.8% and 5.6% respectively). Currency rate changes had only a marginal effect on Group Net Income.

The average consolidation rates of some of the most important currencies developed as follows (currency/euro):

	2002	2001	Change %
USD	0.94573	0.89599	-5.26
CAD	1.48420	1.38670	-6.57
GBP	0.62887	0.62193	-1.10
SEK	9.16070	9.25580	+1.04
NOK	7.50820	8.04790	+7.19
SGD	1.69150	1.60400	-5.17
AUD	1.73780	1.73240	-0.31

The Group continued its currency risk policy of hedging all transactions in non-euro currencies. Hedging was mainly done through forward exchange transactions. Currency risks are hedged on average one year ahead.

Order intake and order backlog

Group Order Intake (excluding the service contract base and renewed service contracts) was EUR 598.9 million. Orders decreased by EUR 80.2 million or 11.8 % (with constant currency rates the decrease was 9.3%).

EUR 54.7 million of the decrease was seen in Special Cranes, where the order intake decreased by 26.1%. Harbour- and shipyard crane orders decreased over 50% mainly due to customers postponing their investment decisions. In 2002 no super large harbour projects were booked, whereas the numbers one year ago included one single large order for onboard shipboard gantry cranes worth EUR 32 million. Other Special Crane orders, especially to the power and various process industries increased by approx. 12%.

The order intake in Standard Lifting equipment also decreased with EUR 26.0 million or 11.3%. Compared to 2001 the decrease was clearly smaller in the second half of the year, but the Order Intake did not yet turn into a growth mode.

The order intake in Maintenance Services grew by 1.0%. The development varied between services products. The order intake in Field Services grew 11.8% year-on-year, but orders for modernisation and large upgrades decreased by 22.9%. Modernisations and upgrades accounted for less than 20% of Business Area sales at yearend. Cranes under maintenance agreement increased by 12% y-o-y and amounted to 208.270 cranes. The monetary value of the service contract base also developed favourably. The growth was approximately 4%.

In geographic terms the fastest growth within the Group was recorded in China. In Europe the development was stable with the exception of Germany, where order intake decreased further due to a shrinking market. Group Order Intake in the Americas decreased by 5% y-o-y, but turned to clear growth in Q4/02, up 30% compared to Q4/01.

The value of the order backlog at yearend 2002 stood at EUR 206 million which is EUR 73.7 million or 26.3% less than it was at yearend 2001. The order backlog consists mainly of Special crane orders which, in spite of the decrease secure a good operational level 6-8 months ahead. In Standard Lifting Equipment and Maintenance Services the order backlog decreased slightly, but in these Business Areas the order backlog does not give guidance in the same way as it does in

Special Cranes. Our target is to minimise both delivery and response times.

Investments

Group investments into tangible assets (excl. acquisition related investments) were EUR 12.9 million (2001: EUR 10.0 million). Most of the investments were replacement investments targeting machinery, information technology and facilities. The investments were aimed at improved efficiency. Investments into intangible assets (excl. acquisition related investments) were EUR 1.0 million (2001: EUR 1.3 million).

Total investments exceeded the level of depreciations of related assets by approximately EUR 1.7 million.

Research and development

Total direct R&D costs were EUR 8.2 million, up with 6.5% from EUR 7.7 million at yearend 2001. This represented 2% of new equipment business area Sales, but almost 6% of the value of related component and key technology production. Additionally, EUR 7.3 million was spent on the development of the new container handling technology.

Again, R&D costs were mainly related to the development of electrical and electronical components as well as mechanical features. A new focus area for R&D is the development of technical tools used in Maintenance Services.

Human resources development

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued according to plan. The development program for top executives together with IMD (Lausanne, Switzerland) continued. The training efforts in the Group's new products and technologies continued. The Group invested some 9000 training days in personnel training and development.

Personnel

At the end of 2002 the Group had 4,441 employees. The net increase in personnel was 40 persons from 4401 persons at the end of year 2001.

In Maintenance Services the number of employees increased by 217 persons or 8.7%, whereas there was a reduction of 180 employees in the new equipment Business Areas. During the year 140 persons joined the KCI Konecranes Group through acquisitions. The average number of employees during year 2002 was 4396 persons (2001: 4434).

Insurance

The Group continuously reviews its insurance policies as part of its overall risk management. Insurances are used to provide sufficient cover to all risks that are economically or otherwise reasonably insurable. As the insurance market has sharpened the Group has intensified the use of other risk management methods within its units.

Litigation

The arbitration process in Stockholm between Baan Company N.V. and KCI Konecranes International Plc continues but progress in the arbitration has been slow. Final hearings are now expected to be held at the end of year 2003. KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. The Consolidated Balance Sheet includes a receivable (approx. EUR 14.0 million) relating to costs for the project. KCI Konecranes' claim exceeds the amount that has been included in the Balance Sheet. Baan's counterclaim is slightly below

that amount. KCI Konecranes has taken a number of precautionary measures in the Netherlands against Baan Company N.V. and Invensys International B.V..

During 2002, Invensys International B.V., Baan Development B.V. and BAAN USA, Inc. initiated a lawsuit against KCI Konecranes and its US subsidiary Konecranes, Inc. and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California. Invensys/Baan claim, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and punitive and treble damages for an alleged breach of contract and various other alleged acts. KCI Konecranes considers the dispute to relate closely to the above mentioned arbitration proceedings pending in Stockholm and has asked the claims to be dropped or assigned to the arbitration process. The first hearing in this matter has been held, but the decision has not been rendered.

At year end the Group did not have any other pending legal processes or business claims with material effect.

Group structure

On March 5, 2002 the Group agreed to acquire the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. At the end of March 2002 the Group finalised the acquisition and Shepard Niles was consolidated into Group figures starting from 1 April, 2002.

On June 3, 2002 the Group acquired the crane and maintenance business of Burlington Engineering Division (Boston, Massachusetts, USA). The business was included in Group figures as of the purchase date.

The acquired businesses strengthen our position in the North East corner of USA and expands our sales and service market coverage.

On October 16, 2002 the Group acquired the assets related to the replacement parts and service business of Crane Manufacturing & Service Corporation (CMS) in Milwaukee, Wisconsin. CMS was included in Group figures as of the purchase date. Additionally, the Group acquired the business assets of some minor companies mainly in Finland. Altogether, the acquired businesses will add to Group annual sales approximately EUR 15 million.

On 6 November 2002, the Group signed an agreement with Meidensha Corporation of Japan (the Sumitomo sphere) to become joint venture partners in their subsidiary, Meiden Hoist System Company Ltd, targeting the Japanese hoist and crane market. The Group will become a 49% shareholder in the joint venture with a further call option to increase its share to 65%. Meiden is the oldest hoist brand in Japan. With annual sales of EUR 17 million, Meiden has a 10% market share in Japan. Meiden Hoist System will become operative under the JV agreement during Q1/03.

Our standard lifting equipment factory in Shanghai, China started operations. To accelerate the penetration of our hoists and cranes, KCI Konecranes entered into three joint venture agreements in which the Group will have a minority equity position as well as also other co-operation agreements with no equity involvement.

The Group will continue to pursue new acquisitions and other forms of

co-operation.

Shares price performance and trading volume

KCI Konecranes' share price decreased with 18.28% during year 2002 and closed at EUR 23.29 (2001: EUR 28.50). The year high was EUR 36.83 (2001: EUR 38.46) and year low EUR 19.80 (2001: EUR 25.00). During the same period the HEX All-Share Index fell 34.41%, the HEX Portfolio Index by 16.68% and the HEX Metal & Engineering index by 4.06%.

Total market capitalisation was at year-end EUR 333.2 million (2001:

EUR 427.5 million), the 33rd largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 11,938,647 shares of KCI Konecranes, which represents 83.44% of the outstanding shares. In monetary terms trading was EUR 343.1 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

The company's own shares

KCI Konecranes International Plc repurchased 300,000 of the Company's own shares in 1999 and an additional 391,370 shares in year 2002. The nominal value of shares in the company acquired by the company amounted to EUR 1,382,740. The shares represented 4.6 % of the company's total number of outstanding shares and voting rights. An Extraordinary General Meeting held on December 20, 2002 decided upon an invalidation of the shares. The aggregate purchase price of the invalidated shares was approximately EUR 17.4 million. On December 31, 2002 the decrease in share capital was entered into the Trade Register. Since the share capital was decreased through an invalidation of shares in the company owned by the company, the invalidation of shares did not affect the distribution of voting rights in the company. The invalidation of the shares increased the portion of the share capital held by other shareholders accordingly.

At year end the Group held no shares in the company. According to the decisions at the Annual General Meeting 2002 the board still has the authorisation to acquire a maximum of 358.630 of the company's own shares.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.95 per share will be paid for fiscal year 2002. The dividend will be paid to shareholders, who are entered as shareholders in the share register on the record date March 11, 2003. Dividend payment date is March 18, 2003.

Review by Business Area

Maintenance Services

Maintenance Services Sales was EUR 372.4 million, up 2 % from EUR 365.2 million in year 2001. Operating Income amounted to EUR 26.2 million, up 8.7% year-on-year from EUR 24.1 million. The operating income margin grew from 6.6% to 7.0%.

Profitability improved mainly due to improved operating efficiency and improvements in the quality of operations. At 9 % in Q4/02, the Operating Income margin reached the Group's short term goal (over 8%).

Maintenance Services developed favourably during the year; Field Services, the core of Maintenance Services, grew clearly year-on-year, orders were up 12% and sales up 6%, whereas the activity in modernisation projects decreased, orders were down by 23% and sales by 17% as customers postponed decision making. The project type business within Maintenance Services decreased to below 20% of total Business Area sales. The development is a logical consequence of the general development in the main markets.

The Order Intake was EUR 310.2 million, up 1.0% from EUR 307.2 million in year 2001.

The Maintenance services agreement base developed favourably both in terms of units and in value. The number of cranes in the contract base increased by 12% year-on-year to 208,270 cranes at the end of 2002.

Future prospects

There are no signs of an immediate increase in customer plant utilisation rates, which would increase the demand for Maintenance Services. However, if markets remain at a low level with no new capacity increases or replacement investment into production machinery the consequence will be an increase in the demand for repair and maintenance services.

The core of Maintenance Services, Field services developed favourably in every aspect during 2002. We do not foresee any reasons for this development not to continue.

The opportunities for accelerating growth through geographical expansion and acquisitions are good.

Standard Lifting Equipment

Standard Lifting Equipment Sales was EUR 204.5 million, down by 16.5% compared to EUR 244.9 million at year end 2001. The operating income was EUR 19.5 million, down by 33.2% compared to 29.2 million at yearend 2001. The operating income margin decreased from 11.9% to 9.5%.

Our operating margin target for the Business Area is 12% on sales.

The decrease in profitability was mainly caused by lower sales volumes and to some extent lower sales prices. However, the profitability was well supported by cost cuttings and other efficiency improvements, the

new wire rope hoist line and a clear growth in chain hoist sales. The net decrease in personnel in the Business Area was 160 persons or 14.4% of the workforce compared to yearend 2001.

Our efforts to improve efficiency continued. In the development of the new hoist line the largest frame size is becoming complete for market launch. Over 91% of all hoist orders and over 70% of deliveries are for the new line. Costs related to the development, production and launching of the new hoist line included in the Business Area costs amounted to EUR 1.3 million compared to EUR 1.4 million in 2001.

The Order intake was EUR 203.2 million, down 11.3% compared to EUR 229.2 million in 2001. The decrease in Orders was smaller than the decrease in sales. The order backlog stayed at approx. the level as in the end of year 2001.

Future prospects

There are no clear signs of growth in the European and American markets. In Asia, however, the development is good, and growth is driven by the Chinese market.

The Group's expansion in China, market entry into Japan, new wire rope hoist line and the increased use of the Maintenance Services for the distribution of products will support the development of Standard Lifting Equipment in a challenging environment. Actions for further efficiency improvements will continue.

Special Cranes

Special Cranes sales was EUR 209.2 million, down by 8.0% from EUR 227.3 million in 2001. Operating income amounted to EUR 16.7 million, with only a decrease of 2.3% compared to EUR 17.1 million in 2001. The operating income margin grew from 7.5% to 8.0%.

The Group's Operating margin target in Special Cranes is 10%. The target was reached only in Q4/02.

The profitability improved due to improved cost efficiency, but it was urdened by lower sales volumes.

Order Intake amounted to EUR 154.9 million, which is EUR 54.7 million or 26.1% less compared to yearend 2001.

Orders for harbour and shipyard cranes decreased over 50% year-on-year as customers hesitated and postponed decision making. Instead orders for large overhead travelling cranes mainly to the paper, primary metals and power industries grew by approx. 11% year-on-year, although slowness in decision making was also seen in these segments.

The order backlog at the end of the year was approx. one third down year-on-year, but still remained at a level that secures good capacity utilisation, even without new orders, for 6-8 months ahead.

However, there are big variations between countries and operating units.

Several efforts targeting enhanced efficiency are going forward in the Business Area. The net reduction in Business Area employees was 20 persons or 2.8%.

Future prospects

In the year 2002, the Group saw slowness in decision making both in the North-American and European markets. Mostly for this reason Special Crane orders decreased clearly compared to the previous year. Although the order backlog was at year end approx. one third lower compared to last year, it still secures good operating levels for 6-8 months ahead.

The Group's new competitive products combined with a relatively strong order backlog and a high inquiry level should lead to increasing sales numbers. Operational efficiency will be further increased by rationalising capacity utilisation, lowering delivery times and by increasing further outsourcing of lower added value structures and components. These actions will support margins enhancement. The market environment is highly dependent on world politics. Our planning assumes no improvements from the situation of 2002.

Important orders

Here are some examples on new equipment orders during the year. The list illustrates our reach, both in terms of customer base and geographical coverage.

Elsner Stahlbau Maschinenbau GmbH ordered a special crane and 3 industrial cranes for its new steel structure manufacturing facilities in Schrobenhausen, Germany.

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) of Hungary, ordered two container gantry cranes for a new Intermodal terminal south of Budapest.

KCI Konecranes received several orders for waste -to-energy cranes among these several cranes to Hässleholm Fjärrvärme, Osby Fjärrvärme, Norrenergi Solna värmeverk of Sweden, Silea Spa of Italy and Hjorring Energy of Denmark.

CNIM ordered six Refuse handling Cranes for two Waste-to-Energy plants in France, in Lillebonne and in Compiegne and two Waste-to-Energy grabbing cranes for a plant in Marchwood, UK.

VA Tech Hydro GmbH of Austria ordered 4 cranes of various lifting capacities for the hydro power plant located in Ankara, Turkey and 5 cranes for a power plant in Northern Ireland.

Toshiba ordered two power plant cranes for the end customer Asia Cement Group in Taiwan.

Bechtel ordered a power house crane of 130 ton lifting capacity for a project in Rotterdam, Holland.

APM, S.A. de C.V. ordered totally 11 overhead travelling process cranes for its steel Mill in Monterrey, Mexico.

Alcan Rolled Products ordered a special crane for handling rolled products of aluminium at their plant in Rogerstone, South Wales, U.K.

Nucor Corporation ordered two hot metal cranes and a service crane to a steel mill in Jewett, Texas, USA. The transaction marks the first time one of America's big steel mills chooses KCI Konecranes, and the first time an American steelmaker has purchased hot metal cranes featuring new AC technology.

Hamburger Stahlwerke GmbH in Hamburg, Germany ordered the modernisation of a double girder gantry crane that handles scrap metal.

Daimler Chrysler Corporation (USA) ordered 3 special 80/40 ton overhead cranes for the continuing expansion of the Kokomo, Indiana engine/transmission casting facility.

Volkswagen Sachsen GmbH ordered a double girder bridge crane for the press line at its stamping plant in Mosel, Germany and Volkswagen de Mexico, Puebla, Mexico ordered two double girder EOT cranes for die handling to their expanded Die press Facility.

General Motors Pontiac, USA placed an order for a stamping crane with one auxiliary hoist.

Jaguar Cars, Halewood, Liverpool, England ordered a new Press shop crane.

Important orders from the paper industry in China included orders for paper machine cranes from Chandong Huatai Paper Co., Taishan Paper Co. and Shandong Bohui Paper.

M-real ordered several paper mill cranes and modernisation on existing cranes at its mill in Sittingbourne, Kent, U.K.

UPM Kymmene for Shotton Paper in North Wales UK, ordered two process cranes for a new Recycled Fibre Mill and Svenska Cellulosa Aktiebolaget (SCA) ordered one paper mill crane to Laakirchen in Austria.

Metso Paper of Sweden ordered a 45 ton special crane to a paper machine factory.

Konecranes VLC signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg, Russia.

KCI Konecranes received a repeat order from TMM Puertos y Terminales, S.A. de C.V. for four Rubber Tyred Gantry Cranes (RTG) to Mexico's second largest port, Operadora Portuaria de Manzanillo (OPM).

The world's third largest operator in the world, APM Terminals (part of the A.P.Moller/Maersk Group of Denmark) also placed a repeat order for six RTG cranes to go to APM Terminals' terminal in Elizabeth and New Jersey, USA.

KCI Konecranes was chosen to supply the design and component package for two Shipyard Goliath Gantry Cranes to Dalian Shipyard in the People's Republic of China.

Future prospects

Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully

defended their Operating Income margins, and our market shares

increased.

Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.

Maintenance growth continues. The order intake in Standard Lifting Equipment and Special Cranes is stabilising. Order backlog is stable on a satisfactory level.

New market openings in Asia contain considerable growth opportunities. Our strong market position, our geographical spread and our up-to-date technology are all factors that will contribute to continued good development, especially compared to other actors in our market. With our strong balance sheet, our intent is to consolidate the industry further.

Helsinki, 11 February, 2003
Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

	2002 MEUR	% of 2002 total	2001 MEUR	% of 2001 total
Maintenance Services	310.2(1	47	307.2(1	41
Standard Lifting Equipment	203.2	30	229.2	31
Special Cranes	154.9	23	209.6	28
./. Internal	-69.4		-66.9	
Total	598.9(1	100	679.1(1	100

1) Excl. Service Contract Base

Order Book(2

	2002 MEUR	2001 MEUR
Total	206.0	279.7

2) Percentage of completion deducted

Sales by Business Area

	2002 MEUR	% of 2002 total	2001 MEUR	% of 2001 total
Maintenance Services	372.4	47	365.2	44
Standard Lifting Equipment	204.5	26	244.9	29
Special Cranes	209.2	27	227.3	27
./. Internal	-72.5		-81.1	
Total	713.6	100	756.3	100

Operating Income by Business Area (MEUR)

	2002 Operating Income	% of 2002 total sales	2001 Operating Income	% of 2001 total sales
Maintenance Services	26.2	7.0	24.1	6.6
Standard Lifting Equipment	19.5	9.5	29.2	11.9
Special Cranes	16.7	8.0	17.1	7.5
Group costs	-23.8		-11.9	
Consolidation items	-1.0		-3.2	
Total	37.6		55.3	

Sales by Market

	2002 MEUR	% of 2002 total	2001 MEUR	% of 2001 total
Nordic and Central Europe	179.4	25	183.4	24
EU (excl. Nordic)	220.9	31	213.6	28
Americas	242.4	34	277.4	37
Asia-Pacific	70.9	10	81.9	11
Total	713.6	100	756.3	100

Personnel by Business Area (at the End of the Period)

	2002	% of 2002 total	2001	% of 2001 total
Maintenance Services	2,698	61	2,481	56
Standard Lifting Equipment	949	21	1,109	25
Special Cranes	685	15	705	16
Group Staff	109	3	106	3
Total Company	4,441	100	4,401	100

FINANCIAL PERFORMANCE

Statement of Income	2002 MEUR	2001 MEUR
Sales	713.6	756.3
Other operating income (1	2.9	12.2
Share of result of participating interest undertakings	-0.2	-0.3
Depreciation and reduction in value	-15.5	-16.0
Other operating expenses	-663.2	-697.0
Operating profit	37.6	55.3
Financial income and expenses	-1.1	-2.8

Income before taxes	36.5	52.4
Taxes	-11.8	-17.1
Net income	24.6	35.3

1) In 2001 includes 9.9 MEUR profit from the sale of shares in Vacon Oyj.

	2002 MEUR	2001 MEUR
Dividend income	0.0	0.3
Interest income from current assets	1.9	2.7
Other financial income	1.5	0.7
Interest expenses	-3.9	-6.1
Other financial expenses	-0.7	-0.5
Total	-1.1	-2.8

Investments

	2002 MEUR	2001 MEUR
Total (excl. Acquisitions)	13.9	11.3

CONSOLIDATED BALANCE SHEET

ASSETS	31.12.2002	31.12.2001
Non-current assets	MEUR	MEUR
INTANGIBLE ASSETS		
Intangible rights	6.0	3.7
Goodwill	17.9	18.9
Group goodwill	5.6	6.6
Advance payments	5.8	3.7
	35.3	32.9
TANGIBLE ASSETS		
Land	3.8	4.1
Buildings	22.0	21.7
Machinery and equipment	29.8	29.1
Advance payments and construction in progress	0.6	1.8
	56.2	56.7
INVESTMENTS		
Participating interests	1.0	1.2
Other shares and similar rights of ownership	1.0	0.7
Own shares	0.0	7.5
	2.0	9.4
Current assets		
INVENTORIES		
Raw materials and semi-manufactured goods	39.6	39.7
Work in progress	30.4	48.1
Advance payments	4.0	3.0
	73.9	90.8
LONG-TERM RECEIVABLES		
Loans receivable	0.2	0.6
Other receivables	0.3	0.3
Deferred assets	0.0	0.1
	0.5	1.1
SHORT-TERM RECEIVABLES		
Accounts receivable	123.4	138.5
Amounts owed by participating interest undertakings	3.0	2.6
Loans receivable	0.0	0.1

Other receivables	21.5	21.6
Deferred tax assets	4.0	4.9
Deferred assets	62.2	80.6
	214.1	248.3
CASH IN HAND AND AT BANKS	15.2	16.8
Total current assets	303.7	356.9
TOTAL ASSETS	397.1	455.9

SHAREHOLDERS' EQUITY AND LIABILITIES	31.12.2002 MEUR	31.12.2001 MEUR
Equity		
Share capital	28.6	30.0
Share premium account	21.8	20.5
Reserve for own shares	0.0	7.5
Equity share of untaxed reserves	3.3	3.3
Translation difference	-4.3	-3.6
Retained earnings	99.2	87.2
Net income for the period	24.6	35.3
	173.2	180.2
Minority share	0.1	0.1
Provisions	12.0	12.9
Liabilities		
LONG-TERM DEBT		
Bonds	25.0	25.0
Loans from credit institutions	0.0	25.0
Pension loans	2.0	2.5
Bond with warrants	0.0	0.1
Other loans	1.8	0.6
Deferred tax liability	2.6	2.8
	31.4	56.0
CURRENT LIABILITIES		
Loans from credit institutions	10.3	0.4
Pension loans	0.5	0.5
Bond with warrants	0.1	0.0
Advance payments received	16.5	31.4
Accounts payable	50.0	58.4
Amounts owed to participating interest undertakings	0.0	0.1
Other short-term liabilities	21.7	29.9
Accruals	81.2	85.9
	180.4	206.7
Total liabilities	211.9	262.7
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	397.1	455.9
Interest-bearing debts	48.4	67.5

Contingent Liabilities and Pledged Assets (MEUR)

CONTINGENT LIABILITIES	2002	2001
For own debts		
Mortgages on land and buildings	5.9	5.9
For own commercial obligations		
Pledged assets	0.9	0.8
Guarantees	141.6	143.7
For associated company's debt		
Guarantees	0.8	0.7
For others		
Guarantees	0.1	0.2
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	7.3	8.6
Later on	11.5	9.4
Other liabilities	1.0	2.2
Total	169.1	171.6

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	5.9	5.9
Pledged assets	0.9	0.8
Guarantees	142.5	144.6
Other liabilities	19.8	20.3
Total	169.1	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	2002	2001
Foreign exchange forward contracts	411.4	582.7
Interest rate swap	25.0	25.0
Total	436.4	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

CONSOLIDATED CASHFLOW	2002 MEUR	2001 MEUR
Operating income (1	37.9	45.4
Depreciation	15.5	16.0
Financial income and expenses	4.4	-4.7
Taxes	-11.6	-16.7
Free cashflow	46.2	40.0
Increase in current assets	26.1	-5.2
Increase (-), decrease (+) in inventories	11.6	3.6
Increase (+), decrease (-) in current liabilities	-17.6	4.6
Cashflow from operations	66.3	43.0

Capital expenditure and advance

payments to machines	-12.1	-9.3
Capital expenditure and advance payments to intangible and financial assets	-3.4	-4.5
Fixed assets of acquired companies	-6.8	-0.8
Purchase of own shares	-9.9	0.0
Disposals of fixed assets	1.2	15.7
Investments total	-31.0	1.1
Cashflow before financing	35.4	44.1
Change of long-term debt Increase (+), decrease (-)	-25.5	12.1
Change of short-term interest-bearing debt Increase (+), decrease (-)	3.1	-40.5
Dividend paid	-13.2	-10.4
External financing	-35.6	-38.8
Correction items (2	-1.4	0.3
Net financing	-1.6	5.6
Cash in hand and at banks at 1.1.	16.8	11.2
Cash in hand and at banks at 31.12	15.2	16.8
Change in cash	-1.6	5.6

1) Operating income after depreciation has been corrected by the result of associated companies and the profit / loss of disposal of assets.
2) Translation difference in cash in hand and at banks.

KCI KONECRANES GROUP 1998-2002

Business development		2002	2001	2000	1999	1998
Order intake	MEUR	598.9	679.1	764.4	538.7	542.8
Order book	MEUR	206.0	279.7	308.8	178.4	194.8
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
of which outside Finland	MEUR	634.2	679.2	644.2	538.3	542.3
Export from Finland	MEUR	256.9	263.5	217.8	180.7	213.0
Personnel on average		4,396	4,434	4,244	4,050	3,968
Capital expenditure	MEUR	13.9	11.3	14.7	12.9	15.1
as a percentage of net sales	%	1.9	1.5	2.1	2.2	2.5
Research and development costs	MEUR	8.2	7.7	6.9	7.8	7.2
as % of Standard Lifting Equipment 1)	%	4.0	3.1	2.7	3.6	3.5
as % of Group net sales	%	1.1	1.0	1.0	1.3	1.2
Profitability						
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
Income from operations (before goodwill amortization)	MEUR	40.9	59.4	43.7	34.8	44.5
as percentage of net sales	%	5.7	7.9	6.2	5.9	7.5

Operating income	MEUR	37.6	55.3	39.6	32.1	42.6
as percentage of net sales	%	5.3	7.3	5.6	5.4	7.1
Income before extraordinary items	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1	6.9	4.8	5.1	7.2
Income before taxes	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1	6.9	4.8	5.1	7.2
Net income	MEUR	24.6	35.3	23.4	21.8	31.4
as percentage of net sales	%	3.4	4.7	3.3	3.7	5.3

Key figures and balance sheet

Shareholders' equity	MEUR	173.2	180.2	155.3	143.7	131.2
Balance Sheet	MEUR	397.1	455.9	450.0	352.3	308.3
Return on equity	%	14.2	22.0	16.4	16.3	25.7
Return on capital employed	%	17.8	24.3	19.4	21.7	32.6
Current ratio		1.6	1.6	1.4	1.7	1.3
Solidity	%	45.5	41.4	35.8	42.2	47.0
Gearing	%	19.1	28.9	57.7	35.8	7.2

Shares in figures

Earnings per share	EUR	1.69	2.40	1.59	1.48	2.09
Equity per share	EUR	12.11	11.75	10.06	9.27	8.75
Cashflow per share	EUR	4.54	2.93	- 0.29	- 0.33	2.36
Dividend per share	EUR	0.95*	0.90	0.71	0.71	0.71
Dividend/earnings	%	56.2	37.5	44.7	48.0	34.2
Effective dividend yield	%	4.1	3.2	2.6	1.9	1.8
Price/earnings		13.8	11.9	17.0	25.8	18.5
Trading low / high	EUR	19.80/ 36.83	25.00/ 38.46	25.10/ 39.90	23.05/ 38.30	26.07/ 53.48
Average share price	EUR	28.74	31.72	32.67	30.24	37.50
Year-end market capitalisation	MEUR	333.2	427.5	405.0	572.7	580.2
Number traded	(1000)	11,939	8,581	7,379	13,198	8,039
Stock turnover	%	83.4	57.2	49.2	88.0	53.6

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity = ((Income before extraordinary items - taxes) : (Equity - own shares (average during the period)) x 100

Return on capital employed = ((Income before taxes + interest paid + other financing cost) : (Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)) x 100

Current ratio = Current assets : Current liabilities

Solidity = ((Shareholders' equity - own shares) : (Total amount of equity and liabilities - advance payment received - own shares)) x 100

Gearing = ((Interest-bearing liablilities - liquid assets - loans receivable) : (Shareholders equity + minority share - own shares)) x 100

Earnings per share = (Net income +/- extraordinary items) : (Number of shares - number of own shares)

Equity per share = (Shareholders' equity in balance sheet - own shares) : (Number of shares - number of own shares)

Cashflow per share = Cashflow from operations : (Number of shares - number of own shares)

Effective dividend yield = (Dividend per share : Share price at the end of financial year) x 100

Price per earnings = Share price at the end of financial year : Earnings per share

Year-end market capitalization = Number of shares multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

Note!
The numbers are rounded to nearest EUR 0,1 million. The key figures are calculated from exact data.

Dividend proposal

The Board of Directors propose to the AGM that a dividend of EUR 0.95 per share will be paid for the fiscal year 2002. The dividend will be paid to shareholders, who are entered as shareholders in the share register on the record date February 24, 2003. Dividend payment day is March 18, 2003.

Teleconference

An international teleconference will be arranged today on 11 February, 2003 at 4.00 Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043 (Please call in at 3.50 p.m.). The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for two working days at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An

audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on February 11.

Annual General Meeting

The Annual General Meeting 2003 will be held on 6 March, 2003 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

The proposals for the AGM 2003 will be published on Wednesday, 12 February, 2003.

Next report

Interim report, 1st quarter, will be published on 6 May, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO,
tel. +358-20 427 2000,
Mr Teuvo Rintamäki, Chief Financial Officer,
tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager,
tel. +358-20 27 2043

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(webmaster@hex.fi)

31. **Stock Exchange Release, dated January 8, 2003.**

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1 (2)
8 January, 2003 3.30 p.m.

03 JUL -1 AM 7:21

APPOINTMENTS IN THE GROUP MANAGEMENT

The Board of Directors of KCI Konecranes International Plc made the following appointments:

Mr Arto Juosila, M.Sc. (Econ.), 47, is appointed Group Vice President in charge of the Group's Asia Pacific operations. Mr. Juosila's direct responsibilities include Standard Lifting Equipment operations in China, Japan and Korea. He is also responsible for the supervision and administration of Group's other Business Area operations within the Region.

Concurrent with this appointment and as of the same day the Group's Asia Pacific Headquarters will be relocated from Singapore to Shanghai, China.

Previously Mr. Juosila held the position of President Standard Lifting Equipment.

Mr. Arto Juosila reports to Mr. Stig Gustavson, Group CEO.

Mr. Rainer Aalto, B.Sc. (Econ.), 57, is appointed Director, Business Development. Mr. Aalto will relocate to Group Headquarters from Singapore where he held the position Group Vice President, Region Asia Pacific.

Mr. Aalto reports to Mr. Stig Gustavson, Group CEO.

Mr. Pekka Päkkilä, B.Sc. (Eng.), 41, is appointed President of Standard Lifting Equipment Business Line (SLEQ). Since June 2002 Mr. Päkkilä has held the position of Director, Industrial Cranes and Components in SLEQ.

Mr. Päkkilä reports to Mr. Matti Ruotsala, Group COO.

Having reached retirement age in June, 2002, Mr. Charles E. Vanarsdall, MBA, 65, will leave his current duties as Group Vice President, Region Americas. Mr. Vanarsdall will continue his employment in an advisory capacity on a part-time basis.

These appointments are effective as of 1 January, 2003.

Ms. Katri Pietilä, M.Sc. (Econ.), 41, presently Director, Administration and Communication, will leave her position on February 20, 2003, to continue her career for another employer outside the Group, in her home town Hämeenlinna.

The Management of Region Americas as well as the management of the Administration and Communications function at Group Headquarters, will be reorganized internally.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000

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32. Stock Exchange Release, dated December 30, 2002.

30 December, 2002 12.00 noon

KCI KONECRANES SHARE CAPITAL REDUCTION ENTERED INTO THE TRADE REGISTER

The Extraordinary Meeting of Shareholders of KCI Konecranes International Plc held on 20 December 2002 decided to decrease the share capital of the company through an invalidation of the company's own shares.

KCI Konecranes International Plc's share capital reduction was entered today into the Trade Register. The share capital was reduced by EUR 1,382,740 from EUR 30,000,000 to EUR 28,617,260 through an invalidation of the shares in the company owned by the company, a total of 691,370 shares.

After the invalidation of the company's own shares, to total number of outstanding shares in the company amounts to 14,308,630 shares. The nominal value of each share is EUR 2.00.

The reduction was executed by transferring an amount corresponding to the decrease of the share capital from the share capital to the premium fund. Therefore the decrease of share capital had no effect the tied equity of the company. The decrease of the share capital did not either effect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001. The share capital reduction has no effect on the distribution of shareholdings and voting rights in the company, since the invalidated shares were held by the company.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

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33. Stock Exchange Release, dated December 20, 2002.

DECISIONS BY THE EXTRAORDINARY MEETING OF SHAREHOLDERS OF KCI KONECRANES INTERNATIONAL PLC

The Extraordinary Meeting of Shareholders of KCI Konecranes International Plc held on 20 December 2002 has decided to decrease the share capital of the company through an invalidation of the company's own shares.

The Extraordinary Meeting of Shareholders approved the proposal by the Board of Directors to decrease the share capital of the company by EUR 1,382,740 from EUR 30,000,000 to EUR 28,617,260 through an invalidation of the shares in the company owned by the company, a total of 691,370 shares.

The decrease of share capital becomes effective upon registration with the Trade Register on or about 30 December 2002. After the decrease of the share capital, the share capital of the company amounts to EUR 28,617,260 divided into 14,308,630 shares. The nominal value of each share is EUR 2.00.

Since an amount corresponding to the decrease of the share capital is transferred from the share capital to the premium fund, the decrease of share capital does not affect the tied equity of the company. The decrease of the share capital does not either affect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001.

The terms of the decrease of the share capital have been included in the stock exchange release published on 26 November 2002.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel,
Tel. +358-(0)20-427 2011

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34. Stock Exchange Release, dated November 26, 2002.

KCI KONECRANES' EXTRAORDINARY MEETING OF SHAREHOLDERS ON DECEMBER 20, 2002

Today, the Board of Directors of KCI Konecranes International Plc has decided to convene an Extraordinary Meeting of Shareholders that will be held on Friday, December 20, 2002 at 11.00 am at the company's headquarters, Koneenkatu 8, 05830 Hyvinkää, Finland.

The meeting will be asked to decide on a decrease of the share capital by a total of EUR 1.382.740 through an invalidation of 691.370 shares in the company owned by the company.

The invitation to the Extraordinary Meeting of Shareholders and the terms of the decrease of the share capital in KCI Konecranes International Plc are appended to this release.

APPENDIX 1: NOTICE TO CONVENE SHAREHOLDERS' MEETING

The shareholders of KCI Konecranes International Plc are invited to an Extraordinary Meeting of Shareholders to be held on Friday, December 20, 2002 at 11.00 a.m. at the company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

Decrease of share capital through invalidation of the company's own shares

The Board of Directors proposes that the Extraordinary Meeting of Shareholders decides to decrease the share capital of the company by a total of EUR 1.382.740 through an invalidation of the shares in the company owned by the company, a total of 691.370 shares.

After the decrease of the share capital in accordance with the proposal by the Board of Directors, the total number of shares in the company would amount to 14.308.630 and the share capital of the company to EUR 28.617.260 based on the number of shares and the share capital as at November 26, 2002.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION

The documents relating to the above-mentioned proposal of the Board of Directors may be inspected in their entirety at the company's headquarters and are available on the Internet at http://www.kcigroup.com/egm2002 during a period of one week prior to the Extraordinary Meeting of Shareholders.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on December 10, 2002 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in and vote at the Extraordinary Meeting of Shareholders. Holders of nominee registered shares intending to participate in and vote at the Extraordinary Meeting of Shareholders shall notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on December 10, 2002.

A shareholder who wishes to participate in the Extraordinary Meeting of Shareholders shall notify the Company of the intention to participate not later than on December 16, 2002 before 4.45 p.m. to Ms. Maija Jokinen, by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: +358 20 427 2001, or through the Internet; http://www.kcigroup.com/egm2002. Shareholders are requested to notify the Company of any proxies for the Annual General Meeting of Shareholders. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on November 26, 2002.

KCI Konecranes International Plc
The Board of Directors

APPENDIX 2: DECREASE OF SHARE CAPITAL IN KCI KONECRANES INTERNATIONAL PLC 2002 - TERMS

The Board of Directors of KCI Konecranes International Plc (the "Company") proposes to the Extraordinary Meeting of Shareholders of the Company to be convened on December 20, 2002 that the share capital of the Company be decreased by EUR 1.382.740 on the following terms:

1. The purpose for and the amount of the decrease of share capital

The share capital shall be decreased by EUR 1.382.740 through the invalidation of 691.370 shares in the Company owned by the Company.

2. The decrease of share capital

The share capital shall be decreased through the invalidation of shares in the Company owned by the Company.

3. The effect of the decrease of share capital on the equity of the Company

After the decrease of the share capital in accordance with the proposal by the Board of Directors, the total number of shares in the company would amount to 14.308.630 and the share capital of the company to EUR 28.617.260 based on the number of shares and the share capital as at November 26, 2002.

An amount corresponding to the decrease of the share capital shall be transferred from the share capital to the premium fund, and the decrease of share capital therefore does not affect the tied equity of the Company. An amount corresponding to the acquisition cost for the shares in the Company to be invalidated in the amount of EUR 17,359,666.00 has been included in the equity of the balance sheet, wherefrom it is deducted in connection with the invalidation.

4. Effects of the decrease of share capital on the shareholding of the Company and the voting rights in the Company as well as on the amount of shares held by persons belonging to the inner circle of the Company

Since the share capital will be decreased through invalidation of shares in the Company owned by the Company, the invalidation of shares will not affect the division of voting rights in the Company. The aggregate portion of votes held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act is appr. 24,7 per cent. The aggregate portion of the share capital held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act is appr. 23,56 per cent before the decrease of the share capital and appr. 24,7 per cent thereafter. The portion of the share capital held by other shareholders is adjusted in the same proportion.

5. The order in which the shares shall be invalidated

The share capital shall be decreased without payment through the invalidation of the shares in the Company owned by the Company.

6. Effects on bond loans with warrants and option rights issued by the Company

The decrease of the share capital does not affect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

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35. Stock Exchange Release, dated November 6, 2002.

6 November, 2002 5.10 p.m.

THE PENSION INSURANCE COMPANY ILMARINEN LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On November 6, 2002 The Pension Insurance Company Ilmarinen informed KCI Konecranes International Plc that the holding of shares by Ilmarinen in KCI Konecranes International Plc has exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on November 6, 2002, Ilmarinen owns a total of 756.900 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held by the shareholder amounts to 5.04 percent of the paid up share capital and to 5.08 percent of the voting rights of the Company.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

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36. Stock Exchange Release, dated November 6, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE
6 November, 2002 2.00 p.m.

KCI KONECRANES FINANCIAL CALENDAR 2003

All events are indicated in Finnish time (CET + 1).

2002 Full Year Results	11 February, 10.00 a.m. (Annual report 2002, week 9)
Record date for the AGM	24 February
Notice of participation in the AGM	3 March (no later than)
Annual General Meeting	6 March
First quarter results	6 May, 10.00 a.m.
Second quarter results	7 August, 10.00 a.m.
Third quarter results	30 October, 10.00 a.m.

Analyst briefing - On the day of the results publication we will host an analyst and press briefing at 12.00 noon in Helsinki (address: World Trade Center, Marski Hall, Aleksanterinkatu 17, 00100 Helsinki, Finland). A briefing will also be held in London, UK, on a separate date published in our calendar on the Internet.

International teleconference - On the day of the results publication we will arrange an international teleconference at 4.00 p.m. The dial in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. A Replay is available 48 h at +44-(0)20 8288 4459, code: 976622.

Annual General Meeting - The AGM 2003 will be held at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland).

www.kcigroup.com - All reports and graphics including an audio recording of the President and CEO's presentations at the AGM and at the teleconferences are available on the Internet.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, Tel. +358-20 427 2043

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37. Stock Exchange Release, dated November 6, 2002.

KCI KONECRANES INTO JAPAN

KCI Konecranes and Meidensha Corporation of Japan (the Sumitomo sphere) have agreed to become Joint Venture partners in Japan. Meidensha will own 51 % and KCI Konecranes 49 % of Meiden Hoist System Company Ltd (currently 100% owned by Meidensha). Meiden Hoist System will continue its hoist and crane operations and will start using KCI Konecranes' CXT hoist technology under license.

This agreement marks a historical event within the crane market. Japan represents one of the largest, if not the largest, hoist and crane market in the world. The electric wire rope hoist market alone is currently estimated to be approx. 15.000 units. As KCI Konecranes is active in most major markets globally, it has a strong interest in establishing itself in Japan.

Since the launch of "Meiden Hoist" in 1937, the first hoist produced in Japan, Meidensha has been the pioneer of the industry. Meidensha thoroughly evaluated KCI Konecranes' technology and believes the technology will excel in the Japanese marketplace in terms of competitiveness and superior performance.

The alliance will reinforce the competitiveness of Meiden Hoist System Co Ltd. With a 10 % share of the electric wire rope hoist market in Japan and sales of approx. 2 billion Yen (~ 17 million Euro), Meiden Hoist System has an excellent foothold for further expansion. KCI Konecranes' world class CXT hoist technology provides competitive product features to support this market strategy. The CXT technology complies with local design and engineering criteria focusing on compact and high-tech solutions. The products will be sold and manufactured in Japan under the brand name "MEIDEN".

"Meiden being the most well-known and the oldest hoist brand in Japan and KCI Konecranes being the world leader in advanced hoisting technology the combination of the two will create a strong and paramount player in the domestic Japanese market", conclude Mr. Kataoka, President of Meidensha Corporation and Mr. Gustavson, President of the KCI Konecranes Group.

KCI Konecranes has a further call option for 16% of the Joint Venture's shares, exercisable before March 31, 2008.

The Development Bank of Japan worked as an advisor on this transaction.

Meidensha Corporation, headquartered in Tokyo, Japan is a heavy electric machinery manufacturer. The company has four business Groups - Energy, Environment, Info and Communications and Industrial Systems. Meidensha has annual sales of Yen 200 billion and over 7600 employees. The company is listed on the Tokyo Stock Exchange. For further information please visit the Meidensha web site at: www.meidensha.co.jp.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. In 2001, Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Matti Ruotsala, Chief Operating Officer,
Tel. +81-907 838 8604 or +358-20 427 2007
Teuvo Rintamäki, Chief Financial Officer,
Tel. +358-20 427 2040

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38. Stock Exchange Release, dated October 29, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE
29 October, 2002 10.15 a.m.

UPDATE ON THE BAAN PROCESSES

The legal processes relating to the failed OMNIMAN ERP-project continue. The arbitration process in Stockholm against Baan Company N.V. continues but the progress in the arbitration has been slow. Final hearings are now expected to be held during the summer in 2003. In the arbitration KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. KCI Konecranes has informed of the start of the arbitration by a Stock Exchange release of 26 February 2001.

KCI Konecranes has taken a number of interim measures in the Netherlands against Baan and its parent Invensys International B.V including succesfully attaching a number of assets in the Baan/Invensys Group.

Baan/Invensys have initiated a lawsuit against KCI Konecranes and its US subsidiary and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California claiming, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. As to its factual background and the parties, the dispute relates closely to the above mentioned arbitration proceedings pending in Stockholm.

KCI Konecranes considers the claims initiated in the US Court as completely unfounded and will undertake all necessary measures to protect its interests and to recover any costs and other damage caused by the lawsuit.

"It seems that Baan and Invensys are seeking for every possible means to strenghten their position in their disputes with us, and put further pressure on us. We feel it is unfortunate that unrealistic amounts are claimed without any specification or base in the real world", says Mr Stig Gustavson, President & CEO.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO, Tel. +358-400 411 119

DISTRIBUTION
Helsinki Exchanges
Media

39. Stock Exchange Release, dated October 29, 2002.

29 October, 2002 10.00 a.m.

KCI Konecranes Group
Interim Report January-September 2002

STANDARD LIFTING EQUIPMENT LOW, OTHER BUSINESS AREAS STABLE

Business climate remained difficult
Total picture unchanged: Standard Lifting and Modernisations (part of Service) affected by low market. Other business areas stable
EBIT lagging last year's on low Standard Lifting sales and MEUR 6.2 in one time charges, of which MEUR 3.0 in Q3.
Strong cash flow (all time high)

	Third quarter			January-September			LY
MEUR	Q3/	Q3/	Change	1-9/	1-9/	Change	1-12/
SALES	2002	2001	%	02	01	%	01
Maintenance Services	94.0	90.9	3.4	267.8	260.6	2.7	365.2
Standard Lifting Equipment	49.2	61.1	-19.5	146.0	178.5	-18.2	244.9
Special Cranes	41.5	46.1	-10.1	148.1	152.7	-3.0	227.3
Internal Sales	-21.2	-19.7	7.6	-51.6	-55.0	-6.2	-81.1
Sales total	163.4	178.4	-8.4	510.2	536.8	-5.0	756.3
Income from operations (EBITA)	8.0	13.9	-42.3	23.1	36.8	-37.2	59.4
Goodwill amortisation	-0.8	-1.0	-19.5	-2.6	-3.1	-16.9	-4.1
Operating income (EBIT)	7.2	12.9	-44.0	20.5	33.7	-39.1	55.3
(EBIT excl.one time charges	10.2	12.9	-20.9	26.7	33.7	-20.8)	
Financial income and expenses	-0.3	-0.7	-62.4	-0.8	-1.9	-54.4	-2.8
Income before taxes and minority interest	7.0	12.2	-42.9	19.7	31.8	-38.2	52.4
Net income	4.7	8.3	-43.8	13.3	21.8	-39.1	35.3
Earnings per share (EUR)	0.32	0.57	-43.3	0.91	1.48	-38.5	2.40

ORDERS RECEIVED							
Maintenance Services	72.7	73.1	-0.5	240.0	241.2	-0.5	307.2
Standard Lifting Equipment	49.1	53.7	-8.5	154.0	179.0	-13.9	229.2
Special Cranes	33.4	56.3	-40.7	124.6	166.0	-25.0	209.6
Internal Orders	-15.9	-15.9	-0.2	-52.0	-48.7	6.7	-66.9
Orders Received total	139.4	167.2	-16.6	466.7	537.5	-13.2	679.1
Order book at end of period				260.8	346.9	-24.8	279.7

Comment on quarterly results:

The difficult market situation continued. Maintenance Services continued to develop well, Special Cranes encountered normal quarterly swing retaining a satisfactory order backlog. Standard Lifting Equipment was low, margins were up, orders gap against last year is closing. Group income still burdened by one time charges. Interest costs down.

Comment on year-end results:

The business environment is not expected to change. Services is expected to develop according to plan, positive effects from acquisitions starting to show towards end of year.

Standard Lifting Equipment: no fast improvement seen in sales, however, due to already implemented cost cuts sales margins improvement is expected to continue, new orders closing gap on last year.

Special Cranes have a balanced order backlog and is expected to develop accordingly.

The Group's competitive advantages has increased considerably, cost cutting and other measures are biting and Q4 operational results therefore expected to be at the level or exceed that of Q4/2001. The potential for interesting acquisitions is high.

Stig Gustavson, President & CEO

Turning point

The markets. During the first half of the current year, we saw a gradually improving market for our products and services. In the late summer there seems to have been a shift in market sentiment, to the worse again.

Our performance. Despite this gloomy outlook, our own business performance gave a number of positive signs in Q3. Standard Lifting Equipment improved its margin again to over ten per cent. Orders are coming close to last year's level, and we are going into Q4 with a much better order backlog in this business area compared to the situation last year. This bodes well for volumes and profit generation in Q4.

Our Special Cranes area is also doing well. Harbours and shipyards are of course hesitant to commit themselves for large investments, however, the industrial part of our offering is a clear star performer. Our recent breakthrough into the traditional American steel industry is clear evidence.

Our Special Cranes product offering is thoroughly competitive. One more proof: our market share in double girder cranes in America reached an all time high in H1/02 with 33.27 %. Another: in Germany our orders now increase while the market is down.

In Maintenance the core field business is doing very well. Plus 9 % in orders during January- September speaks for itself. The modernisation business is low at the moment, as could be expected.

Acquisitions are forthcoming. We have acquired three companies so far this year (plus two minor ones) and there will be more. Acquisition negotiations are a good way of getting to understand the competition, even in cases where no deal is reached. Our confidence in our strong market and technical position has been further strengthened.

The Baan litigation latest moves. In our Q2/02 report we expressed some concern on Invensys' (Baan's parent) future structure. We have now moved to get attachments on certain of Baan's assets in order to back our claims.

Baan on their hand, have moved to open a process, now in the US. In typical American style, claims are gigantic, especially when claims for punitive damages are included.

As a long time US company, we are used to this way of using the law in business and their action comes as no surprise. In this case, which is not within our normal course of business, we felt compelled to notify the markets on the existence of Baan's claim.

We find Baan's US claim both unspecified and unfounded. We are of course doing everything to protect our interests. It seems that Baan and Invensys are seeking for every possible means to strengthen their position in their disputes with us, and put further pressure on us. We feel it is unfortunate that unrealistic amounts are claimed without any specification or base in the real world.

General Review

Group Sales January to September was EUR 510.2 million, which is 5.0 % less compared to the sales during the same period last year (EUR 536.8 million). The sales decrease in the new equipment business (Special Cranes and Standard Lifting) during Q3/02 was 15.4% compared to Q3/01. In Maintenance Services sales grew during Q3/02 by 3.4% year-on-year, despite lower sales in modernisation projects (part of Maintenance Business Area). During the first half of 2002 Maintenance Services sales grew 2.4 %.

Group operating income January to September was EUR 20.5 million, which is 13.2 million lower, compared to the level of last year. The operating Income during Q3/02 was 44% lower compared to Q3/01, which is a direct consequence of the lower sales and one time charges (EUR 6,2 million). Excluding one time charges the operating income was 20.9 % lower. No one time gains were booked. The operating income grew during Q3/02 in Maintenance Services but decreased in the new equipment businesses.

The operating income before goodwill amortisation (EBITA) January to September was EUR 23.1 million (EUR 36.8 million one year ago).

The costs of Group financing continued to decrease due to a strong cash flow and was EUR 0.8 million, which is 54.4 % lower compared to what it was one year ago (1-9/2001: 1.9 million).

Income before taxes January-September was EUR 19.7 million compared to EUR 31.8 million one year ago. During Q3/02 income before taxes was EUR 7.0 million compared to the level of EUR 12.2 million in Q3/01.

The net income January to September was EUR 13.3 million, which is 39.1 % lower compared to the net income of EUR 21.8 million one year ago. Correspondingly, the EPS decreased by 38,5% to EUR 0.91, compared to EUR 1.48 one year ago.

The cash flow from operations before capital expenditures from January to September was at a record level of EUR 40.6 million or 2.78 euros per share. The cash flow increased during Q3/02.

Group net interest bearing debt decreased during Q3/02 with EUR 14.4 million and was EUR 45.0 million at the end of September. The Gearing also decreased and was 26.6% at the end of September.

The return on capital employed was 13.2 % compared to 20.0 % during the same period last year.

The order intake during the period from January to September was EUR 466.7 million, which is 13.2 % down from last year (EUR 537.5 million). Orders received during Q3/02 was EUR 139.4 million, which is 16.6% less compared to EUR 167.2 million last year. Especially orders for harbour and shipyard cranes were low in comparison to last year, whereas orders for other special cranes increased. No large harbour crane order was recorded during Q3/02. The order intake for Standard Lifting Equipment was also at a lower level compared to last year. However, the difference between last year's order intake level and this year's narrowed during Q3/02. The order intake in Maintenance Services was at the same level as one year ago. Orders for modernisation projects decreased by 26% compared to last year, but orders for other maintenance activities increased with the same amount in absolute terms and in relative terms by 9%.

The total order book was EUR 260.8 million at the end of September. Although the order book decreased 24.8% compared to one year ago and 6.8% compared to yearend, it remained at an operationally healthy level.

The Group continued its actions for improving operational efficiency. Actions include the launch of new competitive products and actions for adjusting the number of employees. The launch of the new wire rope hoist line is proceeding according to plan and the new line covers over 90% of orders received. The development of the new container crane (BoxHunter technology) and the delivery of the first two units have been successfully completed. Relating to this project, EUR 6.2 million one time charges have been included under Group overheads. The Group's total number of employees amounted to 4,419 at the end of September (9/2001: 4,411). There has been a reduction of 156 employees within the Standard Lifting Equipment Business Area compared to September 2001. The number of employees has increased especially within Maintenance Services as a consequence of both organic and acquired growth.

Review by Business Areas

Maintenance Services

The order intake during January to September was EUR 240.0 million, which is 0.5% less compared to 241.2 million during the same period one year ago. The order intake during Q3/02 was also 0.5% lower compared to Q3/01. A reduction was recorded only in orders for modernisations and other big repair projects (-26%), whereas orders for basic maintenance services grew by 9% from January to September.

The maintenance agreement base also continued to grow. There are now 206,600 cranes and hoists in the maintenance service agreement base, compared to 186.000 at yearend 2001.

Field service orders developed very favourably in Finland, France, Great Britain and Australia. The development was slowest in North America. Nevertheless, orders started to grow also in America during Q3/02. Maintenance Services sales January to September was EUR 267.8 million, compared to EUR 260.6 million one year ago. Sales grew with 2.7% compared to one year ago and with 3.4% during Q3/02.

In our previous interim report (Q2/02), Maintenance Services' new growth market Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry was introduced. The strong positive development within Plant Maintenance continued. The Group has started to investigate possibilities for expanding the plant maintenance activities to areas outside Finland.

Growth in operating income from January to September accelerated slightly compared to sales and was EUR 16.8 million or 6.3% on sales. The corresponding figures for last year were EUR 16.0 million and 6.1%. The operating income during the third quarter grew clearly compared to Q2/02 both in absolute terms and relative to sales. In this respect, typically Q4 has been the best quarter of the year. This development is expected to repeat itself also during this year.

Standard Lifting Equipment

The order intake from January to September was EUR 154.0 million, which is 13.9 % down from EUR 179.0 million during the same period last year. The order intake during Q3/02 was 8.5 % down compared to Q3/01. The market has further deteriorated both in North America and in Germany. Orders received in these markets showed, however, growth during Q3/02 indicating a clear growth in market share. The most positive development was recorded in China, Great Britain and in the Benelux countries.

Business Area sales during January to September was EUR 146.0 million, down 18.2% compared to EUR 178.5 million last year. The decrease was 19.5 % during Q3/02. Compared to the yearend the order book has grown with 17 %, indicating that sales will make a clear return to growth during Q4/02.

The operating income January-September was EUR 13.9 million or 9.5 % on sales. There was a margins increase in Q3/02 to 10.2 %. One year ago operating income was EUR 22.1 million, 12.4% on sales. The decrease in operating income was caused by lower sales and price competition. The Group has significantly managed to reduce the negative impact on the operating income through introducing its new competitive wire rope hoist product line and by overhead cost cutting. Over 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists is 2/3 of total shipments.

The number of employees at the end of September was 969. This is a corresponding reduction of 140 employees from yearend and 156 employees year on year.

The efforts to further improve on cost competitiveness in the business area will continue. This includes, among other things, the complete dismantling of the old wire rope hoist production line before yearend 2002 and start-up and increase of production in China. Additionally, with diminishing development and launching costs of the new hoist line upon project completion, the cost structure will improve further.

The operating income margin grew during Q3/02 to 10.2%, compared to 9.2% after the first half year. As a consequence of the efforts mentioned above and sales growth the operating income margin is expected to grow further during Q4/02.

Special Cranes

The order intake January to September was EUR 124.6 million, down 25.0 % from EUR 166.0 million one year ago. The decrease is substantial, but can partly be explained by a large shipboard gantry crane order of EUR 32 million included in the numbers for last year. During 2002 no such large order has been recorded. As a consequence the order intake within harbour and shipyard cranes has decreased clearly compared to the same period last year, whereas orders for other (industrial) special cranes have grown by over 10% compared to one year ago. Although uncertainty has increased on the markets the inquiry level remains high. Decision making, however, seems to be slower compared to 18 months ago.

The business area sales during January to September was EUR 148.1 million, down 3.0% from 152.7 million one year ago. The operating

income January to September was EUR 8.9 million compared to EUR 10.0 million one year ago. The operating income margins were respectively 6.0% and 6.5%. Mainly as a consequence of the scheduling of project sales and operating income for Q3/02 stayed below last years levels.

The order backlog is still at a comfortable level for Special Cranes operations. As the Special Crane product range has now been totally renewed (including new container crane) and production costs have been reduced, there are now good opportunities for sales growth and improved profitability. The sales and operating income levels for Q4/02 are expected to improve clearly from the levels seen in the beginning of 2002, but also compared to Q4/01.

Group Costs and Consolidation Items

During the period January to September, Group costs and Consolidation Items were EUR 19.2 million, up EUR 4.8 million from EUR 14.4 million one year ago. Group costs, which are not directly allocated to the Business Areas, mainly consist of group management and administrative costs and costs for centralised development functions (such as product and personnel development), legal affairs and group financing. These costs grew by EUR 6.2 million compared to one year ago due to the development of the new container crane technology and the delivery of the first two units. Also costs relating to the development of the group structure have increased substantially.

Group consolidation items (=elimination of internal profit, share of associated companies' result and group goodwill amortisations) decreased clearly from the level one year ago due to changes in the amount of internal margins and group goodwill amortisation.

We estimate that Group costs and consolidation items for the whole year will be approximately EUR 25 - 26 million, assuming there would be no significant one time gains during this year. In relation to Group sales this corresponds to the level of these costs three years ago.

Sales by Market

Sales by different market areas developed as follows:

	1-9/2002		1-9/2001		Change
	Value	%	Value	%	%
Europe	285.5	56.0	262.6	48.9	+8.7
America	178.3	34.9	211.4	39.4	-15.7
Asia-Pacific	46.3	9.1	62.8	11.7	-26.3
Total	510.2	100.0	536.8	100.0	-5.0

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is small.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during July-September 2002. The list illustrates our reach, both in terms of customer base and geographical coverage.

Konecranes America Inc. won the contract to supply two hot metal cranes and a service crane to Nucor's steel mill in Jewett, Texas, USA. The transaction marks the first time one of America's big steel mills chooses KCI Konecranes, and the first time an American steelmaker has purchased hot metal cranes featuring new AC technology.

Neptun Stahlbau GmbH of Germany ordered two shipyard cranes with 120 t lifting capacity.

Flensburger Schiffbaugesellschaft mbH & Co. ordered one process crane and the modernisation of a 120 t crane for its shipyard in Flensburg, Germany.

The components for two coil storage gantries were ordered for a project called Globe marine in the United Arab Emirates.

Hamburger Stahlwerke GmbH in Hamburg, Germany ordered the modernisation of a double girder gantry crane that handles scrap metal. The complete steel structure will be renewed, delivered and erected by Kulicke Konecranes GmbH.

Dubai Aluminium ordered a process crane to its aluminium plant in Dubai, UAE.

General Motors Pontiac, USA placed an order for a stamping crane with one auxiliary hoist.

A multiple crane order was received from Air France in Toulouse, France for a new maintenance area of the Airbus. The order includes eight underslung cranes for the main halls and ten underslung cranes and one top-running crane for different repair halls. The order also included a two years maintenance contract.

CNIM ordered several cranes both to France and UK. Six Refuse handling Cranes were ordered for two Waste-to-Energy plants in France, in Lillebonne and in Compiegne and two Waste-to-Energy grabbing cranes including a slag crane were ordered for a plant in Marchwood, UK.

Toshiba ordered from Konecranes Singapore two power plant cranes for the end customer Asia Cement Group in Taiwan.

Bechtel ordered a power house crane of 130 ton lifting capacity for a project in Rotterdam, Holland.

UPM Kymmene for Shotton Paper in North Wales UK, ordered process cranes for a new Recycled Fibre Mill and Svenska Cellulosa Aktiebolaget (SCA) ordered one paper mill crane to Laakirchen in Austria.

Texturing Technology (part of Corus, formerly British Steel) at Port Talbot in Wales, UK has ordered one new process crane including alterations to two cranes.

Important Events

The crane and maintenance business of Burlington Engineering Division, which was acquired in June was included in the Group's income statement as of July 2002.

After the end of the period on 16 October 2002, Konecranes, Inc. (USA) acquired the assets related to the replacement parts and service business of Crane Manufacturing & Service Corporation (CMS) in Milwaukee, Wisconsin. CMS will be included in Group figure's as of the purchase date.

The legal processes relating to the failed OMNIMAN ERP-project continue. The arbitration process in Stockholm against Baan Company N.V. continues but the progress in the arbitration has been slow. Final hearings are now expected to be held during the summer in 2003. In the arbitration KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. KCI Konecranes has informed of the start of the arbitration by a Stock Exchange release of 26 February 2001.

KCI Konecranes has taken a number of interim measures in the Netherlands against Baan and its parent Invensys International B.V including successfully attaching a number of assets in the Baan/Invensys Group.

Baan/Invensys have initiated a lawsuit against KCI Konecranes and its US subsidiary and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California claiming, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. As to its factual background and the parties, the dispute relates closely to the above mentioned arbitration proceedings pending in Stockholm.

KCI Konecranes considers the claims initiated in the US Court as completely unfounded and will undertake all necessary measures to protect its interests and to recover any costs and other damage caused by the lawsuit.

Shares and Shareholders

On September 30 KCI Konecranes' share closed at EUR 24.00, down with 15.79 % from year-end (2001: EUR 28.50). During January-September 2002 the HEX All-share Index decreased by 41.04 % and HEX Portfolio Index by 23.98 %. The HEX Metal & Engineering index decreased with 6.64 %.

The lowest share price during January-September 2002 has been EUR 23.93 and the highest EUR 36.83. Total market capitalisation at the end of September was EUR 360 million, the 37th highest market value of companies listed on Helsinki Exchanges.

Altogether 8,378,018 KCI Konecranes shares were traded on Helsinki Exchanges during January-September 2002, which represents 57.45 % of the outstanding shares. In monetary terms trading amounted to EUR 265.2 million, which was the 23rd largest trading among companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of September 2002 was 65.64 % (June 2002: 67.16 %).

Orkla ASA informed that after transactions made on September 26, 2002 Orkla ASA owned a total of 761,700 shares or 5.08% of the paid up share capital and the voting rights of the Company.

Fidelity International Limited made four notifications during the quarter. On August 8, 2002 it informed that Fidelity International Limited and its direct and indirect subsidiaries owned a total of 753,932 shares or 5.03% of the paid up share capital and of the voting rights of the Company. On August 21, 2002 their holding had decreased to 747,732 shares or 4.98%. On September 5, 2002 their holding increased to 750,932 shares or 5.01% and on September 12, 2002 their holding decreased to 741,032 shares or 4.94% of the paid up share capital and of the voting rights of the Company.

At the AGM 2002 the Board of Directors was granted the authorisation to repurchase the Company's own shares up to a maximum of 750,000 shares or 5 % of the company's outstanding shares. The company already held 300,000 of its own shares repurchased at an average price of EUR 24.96 per share between October 14 and November 25,1999.

In accordance with the authorisation, the Board of Directors resolved to start on 22 August 2002 the repurchase of the Company's own shares and to continue until further notice. Between 28 August and 27 September 2002 the company repurchased 117,000 shares at an average price of EUR 27.27 per share. At September 27, 2002, the company held 417,000 shares with a total nominal value of EUR 834.000 and a total purchase price of MEUR 10.677 which is 2.78 % of total amount of shares and votes.

Between 30 September and October 8, 2002, the company repurchased a further amount of 274,370 shares at an average price of EUR 24.36 per share. On October 8, 2002 the Company held a total of 691,370 shares or 4.61 % of the company's outstanding shares and voting rights. The repurchase of shares has been executed at the going market price in public trading on the Helsinki Exchanges.

The first half of the 1999 option plan became exercisable on April 1, 2002. Option holders (approx. 300 top and middle management employees), have the right to exercise their options at EUR 33/share during the next three years. Until the end of September there had been no subscriptions for new shares under the option plan.

Comment on quarterly results

The difficult market situation continued.

Maintenance Services continued to develop well, Special Cranes encountered normal quarterly swing retaining a satisfactory order backlog. Standard Lifting Equipment was low, margins were up, orders gap against last year is closing. Group income still burdened by one time charges. Interest costs down.

Comment on year-end results

The business environment is not expected to change. Services is expected to develop according to plan, positive effects from acquisitions starting to show towards end of year.

Standard Lifting Equipment: no fast improvement seen in sales, however, due to already implemented cost cuts sales margins improvement is expected to continue, new orders closing gap on last year.

Special Cranes have a balanced order backlog and is expected to develop accordingly.

The Group's competitive advantages has increased considerably, cost cutting and other measures are biting and Q4 operational results therefore expected to be at the level or exceed that of Q4/2001. The potential for interesting acquisitions is high.

Hyvinkää, 29 October, 2002

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Sales	163.4	178.4	510.2	536.8	756.3
Share of result of participating interest Undertakings	-0.0	-0.0	-0.2	-0.2	-0.3
Depreciation	-3.7	-4.0	-11.7	-12.4	-16.0
Other operating expenses	-152.4	-161.5	-477.8	-490.5	-684.8
Operating income	7.2	12.9	20.5	33.7	55.3
Interests, net	-0.3	-0.9	-1.4	-2.6	-3.4
Other financial income and expenses	0.0	0.2	0.5	0.7	0.6
Income before taxes	7.0	12.2	19.7	31.8	52.4
Taxes	-2.3 (1	-3.8 (1	-6.4 (1	-10.0 (1	-17.1
Net Income for the period	4.7	8.3	13.3	21.8	35.3
Profit /share (EUR)	0.32	0.57	0.91	1.48	2.40

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	9/2002	9/2001	12/2001
Fixed Assets	103.0	100.6	99.0
Inventories	87.8	115.7	90.8
Receivables and other current assets	207.6	233.5	249.3
Cash in hand and at banks	12.1	9.4	16.8
Total assets	410.5	459.2	455.9
Equity	179.7	166.1	180.2
Minority Interest	0.1	0.1	0.1
Provisions	11.6	13.3	12.9
Long-term debt	41.1	40.3	56.0
Current liabilities	178.0	239.4	206.7
Total shareholders' equity and liabilities	410.5	459.2	455.9
Gearing	26.6%	51.5%	28.9%
Solidity	44.7%	38.7%	41.4%
Return on capital employed (2	13.2%	20.0%	24.3%
Equity/share(EUR)	11.59	10.79	11.75

2) Calculated on annual basis

Consolidated Cashflow (MEUR)

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Free Cashflow	7.5	15.6	28.2	31.5	40.0
Change in working capital	14.1	-13.9	12.4	-11.2	3.1
Cashflow from operations	21.5	1.7	40.6	20.3	43.0
Net Investments	-7.3 (3	-3.1	-17.7 (3	-5.2	1.1
Cashflow before financing	14.3	-1.5	22.8	15.1	44.1
External financing	-12.5	0.9	-26.6	-16.9	-38.8
Correction items	0.1	-0.5	-0.9	0.0	0.3
Net financing	1.9	-1.0	-4.6	-1.8	5.6
Cash and bank deposits at beginning of period	10.3	10.5	16.8	11.2	11.2
Cash and bank deposits at end of period	12.1	9.4	12.1	9.4	16.8
Change of Cash	1.9	-1.0	-4.6	-1.8	5.6

3) 1-9/2002 includes acquisition of own shares MEUR 3.2

Contingent Liabilities and Pledged Assets (MEUR)

	9/2002	9/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.8	0.8
Own commercial guarantees	146.5	165.4	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.2	0.2	0.2
Leasing liabilities	17.6	17.6	18.0
Other liabilities	0.8	2.0	2.2
Total	172.7	192.7	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2002	9/2001	12/2001
Foreign exchange forward contracts	417.9	588.6	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	203.7	132.2	0.0
Total	646.5	745.8	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one third of the total notional amounts.

Investments

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Total (excl. acquisitions of subsidiaries) (MEUR)	4.3	1.3	12.3	7.5	11.3

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Maintenance Services	94.0	90.9	267.8	260.6	365.2
Standard Lifting Equipment	49.2	61.1	146.0	178.5	244.9
Special Cranes	41.5	46.1	148.1	152.7	227.3
./. Internal	-21.2	-19.7	-51.6	-55.0	-81.1
Total	163.4	178.4	510.2	536.8	756.3

Operating Income by Business Area (MEUR)

	7-9/2002		7-9/2001		1-9/2002		1-9/2001		1-12/2001	
	MEUR	%	MEUR	%	MEUR	%	MEUR	%	MEUR	%
Maint. Services	7.3	7.8	7.1	7.8	16.8	6.3	16.0	6.1	24.1	6.6
Standard Lifting Equip.	5.0	10.2	7.9	12.9	13.9	9.5	22.1	12.4	29.2	11.9

Special Cranes	1.5	3.6	2.7	5.9	8.9	6.0	10.0	6.5	17.1	7.5
Group costs	-6.1		-3.1		-17.6		-10.4		-11.9	
Consol. items	-0.6		-1.7		-1.6		-4.0		-3.2	
Total	7.2		12.9		20.5		33.7		55.3	

Personnel by Business Area (at the End of the Period)

	9/2002	9/2001	12/2001
Maintenance Services	2,671	2,491	2,481
Standard Lifting Equipment	969	1,125	1,109
Special Cranes	671	690	705
Group staff	108	105	106
Total	4,419	4,411	4,401
Average number of personnel during period	4,384	4,436	4,434

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Maintenance Services	72.7	73.1	240.0	241.2	307.2
Standard Lifting Equipment	49.1	53.7	154.0	179.0	229.2
Special Cranes	33.4	56.3	124.6	166.0	209.6
./. Internal	-15.9	-15.9	-52.0	-48.7	-66.9
Total	139.4	167.2	466.7	537.5	679.1

Order Book (Excl. Service Contract Base)

	9/2002	9/2001	12/2001
Total (MEUR)	260.8	346.9	279.7

Sales by Market (MEUR)

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Nordic and Eastern Europe	40.0	41.3	126.5	114.2	183.4
EU (excl. Nordic)	57.4	47.9	159.0	148.4	213.6
Americas	49.2	62.4	178.3	211.4	277.4
Asia-Pacific	16.8	26.7	46.3	62.8	81.9
Total	163.4	178.4	510.2	536.8	756.3

Teleconference

An international teleconference will be arranged today on 29 October, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com under "IR Presentations". A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637532.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "IR Presentations") later on 29 October.

Next report

Financial results 2002 will be published on 11 February, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION

Mr Stig Gustavson, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION

Helsinki Exchanges
Media

40. Stock Exchange Release, dated October 2, 2002.

2 Ocbtober, 2002 7.10p.m.

KCI KONECRANES COMMENTS ON MARKET RUMOURS

A rumour has come to the Group's attention according to which KCI Konecranes' customer Polish shipyard Stocznia Gdynia S.A. would be in financial difficulties and that this could generate big credit losses for KCI Konecranes. As there has been a extraordinary dip in KCI Konecranes´ share price we cannot exclude its possible relation with the above mentioned rumour. Our comment:

In August 2000, KCI Konecranes received an order of 75 million euros from Gdynia Shipyard. The order consisted of one Goliath Gantry Crane (worth approximately 30 million euros) to the shipyard for its own use and of fourteen Shipboard Gantry Cranes. The shipboard gantry cranes are scheduled to be delivered according to the completion of the vessels during 2002 and 2003. Each vessel is equipped with two shipboard Gantry cranes. The vessels have been ordered by US-based Westwood Shipping Lines.

So far the Goliath Gantry Crane for the shipyards´ own use has been delivered, taken into use and fully paid for. Also the cranes for two vessels (four cranes) have been delivered and there is no exraordinary bad debt risk. Approx. 56 % of or 46 million euros of the total order value has already been delivered and paid for.

The order progression has been somewhat slow but considering the overall delivery time frame the project is almost on schedule.

The end customer has confirmed to KCI Konecranes that the shipbuilding program will be completed and that the undelivered cranes (= 10 units) will be built in due time and delivered.

The delay of the deliveries has no significant effect on KCI Konecranes sales and results for the year 2002.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-40 749 6109

DISTRIBUTION
Helsinki Exchanges
Media

41. Stock Exchange Release, dated September 27, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE

27 September, 2002 1.00 p.m.

KCI KONECRANES: ORKLA ASA'S SHAREHOLDING INCREASES

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On September 27, 2002 Orkla ASA informed KCI Konecranes International Plc that the holding of shares by Orkla ASA in KCI Konecranes International Plc has exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on September 26, 2002, Orkla ASA owns a total of 761,700 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held by the shareholder amounts to 5.08 percent of the paid up share capital and to 5.08 percent of the voting rights of the Company.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Exchanges
Media

42. Stock Exchange Release, dated September 16, 2002.

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On September 12, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have fallen below 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on September 9, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 741,032 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 4.94 percent of the paid up share capital and to 4.94 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group funds is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.43 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.05 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %

FIJ IT European Stock Fund	0.04 %
TOTAL	4.94 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 9 September, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 5.01 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Exchanges
Media

43. Stock Exchange Release, dated September 9, 2002.

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On September 5, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on September 3, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 750,932 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 5.01 percent of the paid up share capital and to 5.01 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group funds is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.43 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.09 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %

FIJ IT European Stock Fund	0.04 %
TOTAL	5.01 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 21 August, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 4,98 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Exchanges
Media

44. Stock Exchange Release, dated August 21, 2002.

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On August 21, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have fallen below 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on August 16, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 747,732 shares. KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 4.98 percent of the paid up share capital and to 4.98 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group companies is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.40 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %
FIJ IT European Stock Fund	0.04 %
TOTAL	4.98 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 8 August, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 5.03 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Stock Exchanges
Media

45. Stock Exchange Release, dated August 14, 2002.

KCI KONECRANES ACQUIRES OWN SHARES

The Annual General Meeting granted on 7 March, 2002 the Board of Directors of KCI Konecranes International Plc the authorisation to repurchase the Company's own shares. In accordance with the authorisation, the Board of Directors resolved to start no earlier than on 22 August 2002 to repurchase the Company's own shares. The repurchase of shares will continue until further notice.

The Board's authorisation is limited to a maximum of 5% of the outstanding shares of the Company. The total number of shares being 15,000,000 the maximum number of shares covered by the authorisation is 750,000 shares. However, in the repurchase of the Company's own shares the provisions of the Companies Act regarding the maximum number of shares that the Company is allowed to hold must be taken into consideration. As the Company now holds 300,000 of the Company's own shares, a maximum of 450,000 can be repurchased.

The Company's own shares may be repurchased to be used by the Company as consideration in possible acquisitions and other arrangements or to implement incentive programs for the Company's key personnel or to develop the capital structure of the Company or to be otherwise disposed of or to be cancelled.

The repurchase of shares will be executed at the going market price in public trading on the Helsinki Exchanges.

KCI KONECRANES INTERNATIONAL PCL

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Stig Gustavson, President & CEO, tel. +358-400 411 119

DISTRIBUTION
Helsinki Stock Exchanges
Media

46. Stock Exchange Release, dated August 13, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1 (18)
13 August, 2002 10.00 a.m.

KCI Konecranes Group
Interim Report January - June 2002

LOWER SALES IN STANDARD LIFTING PUT PRESSURE ON GROUP INCOME, OTHER BUSINESS AREAS IMPROVING

Business environment remains subdued
Sales in Services and Special Cranes at or above last year's levels, in Standard Lifting the lag compared to last year is narrowing
Group EBIT down on low Standard Lifting sales and one time charges for development costs and M&A projects
Margins up in Services and Special Cranes, down in Standard Lifting
Financing costs continued to decrease

	Half year			LTM			LY
MEUR	1-6/02	1-6/01	Change %	7/01-6/02	7/00-6/01	Change %	1-12/01
SALES							
Maintenance Services	173.8	169.7	2.4	369.3	367.1	0.6	365.2
Standard Lifting Equipment	96.8	117.4	-17.5	224.3	258.9	-13.4	244.9
Special Cranes	106.6	106.6	0.0	227.3	229.6	-1.0	227.3
Internal Sales	-30.4	-35.3	-13.9	-76.2	-85.3	-10.7	-81.1
Sales total	346.8	358.4	-3.2	744.7	770.3	-3.3	756.3
Income from operations (EBITA)	15.1	22.9	-34.0	51.6	60.7	-15.0	59.4
Goodwill amortisation	-1.9	-2.2	-15.8	-3.8	-4.4	-13.8	-4.1
Operating income (EBIT)	13.3	20.7	-36.0	47.8	56.3	-15.1	55.3
Financial income and expenses	-0.6	-1.1	-49.3	-2.3	-4.6	-50.6	-2.8
Income before taxes and minority interest	12.7	19.6	-35.2	45.5	51.7	-11.9	52.4
Net income	8.6	13.4	-36.2	30.5	35.4	-14.1	35.3
Earnings per share (EUR)	0.58	0.91	-36.2	2.07	2.41	-14.1	2.40

ORDERS RECEIVED							
Maintenance Services	167.3	168.1	-0.5	306.4	320.1	-4.3	307.2
Standard Lifting Equipment	104.9	125.3	-16.3	208.8	248.8	-16.1	229.2
Special Cranes	91.2	109.7	-16.9	191.1	290.8	-34.3	209.6
Internal Orders	-36.1	-32.8	10.1	-70.2	-71.9	-2.4	-66.9
Orders Received total	327.3	370.3	-11.6	636.1	787.8	-19.3	679.1
Order book at end of period	269.6	344.7	-21.8	-	-	-	279.7

Comment on half-year results:

In spite of difficult markets both Maintenance and Special Cranes recorded income growth.

Standard Lifting sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.

On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.

Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.

Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.

Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:

The business environment remains difficult.

Services continue to develop favourably on its own merits.

Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.

Special Cranes is expected to develop according to plan.

Two acquisitions were closed and the Group is continuing its acquisition activities.

Stig Gustavson, President and CEO

The markets for lifting appliances continue on a low level in all parts of the industrial world, with very few exceptions. The same seems to be true for industrial investment spending in general. This time, also smaller investments, such as modernisations and upgrades, seem to be affected.

Previously optimistic forecasts on a coming upturn have generally been downgraded. The Group's own market perception is largely in line with general comments.

In this environment the Group is ideally positioned. Our maintenance activities continue to grow, and our new product ranges capture increasing market shares. On June 25, in a Capital Market Day meeting, we presented our Plant Maintenance activities. Employing the same skillsets, assets and business rationale as crane maintenance, Plant Maintenance will provide considerable growth prospects. The total market potential for Plant Maintenance is 5-10 times that of pure crane maintenance.

During Q2 the Group attempted a merger with Partek Oyj Abp of Finland. In spite of large support for the merger Partek's largest shareholder, the State of Finland preferred a competing cash bid for its holdings.

After the end of the quarter, Demag Cranes and Components GmbH of Germany, was sold to KKR of USA, as part of a large transaction. We will continue to keep a keen eye on our largest competitor.

With these large transactions off the radar screen, the Group will now again concentrate on small and mid-size acquisition targets. With the business environment at present levels, there seems to be good opportunities available.

General Review

Group sales January to June was EUR 346.8 million, which is 3.2 % less compared to the sales during the same period last year (EUR 358.4 million). Maintenance Services sales grew 2.4 % and Special Cranes sales stayed at the level of the previous year. Standard Lifting Equipment sales decreased 17.5 % year-on-year. Q2 sales lag year-on-year was now clearly smaller compared to the Q1 lag in Standard Lifting.

The operating income amounted to EUR 13.3 million, which is 36.0 % lower compared to the record level of last year. Group general overhead costs (not reported under business areas) grew clearly while consolidation items (=elimination of internal profit, the share of associated companies' result and Group goodwill amortisation) decreased somewhat. The growth of Group costs was due to relatively large one-off development costs and M&A costs. Group's total EBIT during the second quarter was therefore only at the level of the first quarter. The operating income margin was 3.8 % (5.8 % in 2001). The operating income grew both in Maintenance Services and in Special Cranes, but decreased clearly in Standard Lifting Equipment. This decrease was a direct consequence of the decline in sales. Cost cutting in the Business Area was not sufficient to compensate for the sales decline. Also price competition tightened further.

The operating income before goodwill amortisation (EBITA) was EUR 15.1 million (EUR 22.9 million one year ago).

The costs of Group financing continued to decrease. The net of financing costs and income was now costs of EUR 0.6 million, compared to the net financing costs of EUR 1.1 million one year ago. The cost burden of financing continued to decrease, also during the second quarter compared to the previous quarter.

Income before taxes was EUR 12.7 million or 3.7 % of sales compared to EUR 19.6 million or 5.5 % of sales one year ago.

The net income was EUR 8.6 million, which is equal to 0.58 euro per share (EPS) compared to the net income last year, which was EUR 13.4 million and 0.91 euro per share. Income taxes were accounted for on the basis of income for the period, using a 32.5 % tax rate.

Group net interest bearing debt was EUR 59.4 million at the end of June 2002 and the gearing accordingly at 35.4 % (EUR 80.0 million and 52.9 % one year ago). The cash flow from operations before capital expenditures from January to June was EUR 19.0 million or 1.29 euro per share. The corresponding figures one year ago were EUR 18.6 million and 1.27 euro per share.

The return on capital employed was 12.6 % compared to 19.2 % during the same period last year.

The order intake during the period from January to June 2002 was EUR 327.3 million, which is 11.6 % down from last year (EUR 370.3 million). Orders received grew, however, during the second quarter of 2002 compared to the previous quarter by 13.8 % and the growth was 10.6 % against the second quarter of 2001.

The order book was EUR 269.6 million at the end of June. This is 21.8 % down from one year ago (EUR 344.7 million). From the end of last year the decline in the order book was only 3.6 % and there was an 1 % increase in the order book value compared to the end of the first quarter. Approximately 2/3 of the order book value relates to Special Cranes.

The maintenance contract base continued to grow both in terms of value and number of equipment served. Now there are over 201,500 lifting devices under maintenance contract. This is 8.4 % more compared to the end of last year.

The development during the last 12 months (LTM) ending June 30, 2002 compared to the LTM ending June 2001:

- sales decreased by 3.3 % from EUR 770.3 million to EUR 744.7 million
- the operating income was EUR 47.8 million, which is EUR 8.5 million or 15.1 % down from the corresponding period one year ago
- the net income decreased by EUR 4.9 million or 14.1 % from EUR 35.4 million to EUR 30.5 million
- EPS was now 2.07 euro compared to 2.41 euro one year ago

The Group continued its strong efforts to adjust its operations to the changing situations in the market. The number of employees working in new equipment business areas was reduced further, to 1646, which is 168 employees less compared to the end of last year and 201 less compared to the end of June 2001. The strong development of business operations and products also carry a potential for further efficiency improvements.

The number of employees in Maintenance Services increased by 140 persons from the end of last year and by 122 persons compared to the situation one year ago. This is a consequence of both organic and acquired growth.

The Group's total number of employees was 4372 at the end of June (4449 one year ago and 4401 at the end of 2001).

Review by Business Areas

Maintenance Services

The order intake during the first half of the year was EUR 167.3 million, which is at the same level as it was in 2001 during the same period (EUR 168.1 million), but 20.3 % higher compared to the second half of 2001.

Field service orders grew somewhat year-on-year, however, there are big geographical differences. The most positive development was recorded in the U.K., France and Australia. Orders in North America grew when compared to the second half of last year, but they declined slightly year-on-year. Modernisation and big repair orders dropped clearly from the level of last year. The most positive development in Maintenance Services was recorded in Plant Maintenance. The Group has been active in Plant Maintenance only in Finland, where growth potential in crane maintenance is limited.

Maintenance Services sales in total was EUR 173.8 million, up 2.4 % year-on-year. The growth accelerated slightly from the level of the first quarter.

The operating income was EUR 9.5 million or 5.5 % on sales (last year: EUR 8.9 million or 5.2 % sales). The operating income margin during the second quarter was clearly better compared to the margin during the same quarter last year (6.4 % vs. 5.7 %). In Maintenance services operating income typically improves during the second half of the year and this development is expected to repeat itself also during this year.

The best long term development indicator in maintenance activities is the maintenance agreement base and its development. This development has been fast both in terms of equipment unit quantity and value. The growth in units was 6.8 % from the end of June last year and 8.4 % from the end of last year. There are now 201,500 cranes and hoists in the maintenance service agreement base.
The value of the contract base has also developed positively. The acquired operations gave only a marginal contribution now.

New markets for Maintenance: Plant Maintenance

The Group is expanding the scope of its Maintenance operations, to support ongoing growth. Much of the incentive to expand the scope has come from our customers, who have encouraged us to widen our operations.

The new market target is Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry.

These industries employ production lines and machinery with a technology and a complexity which closely resemble those of the crane industry. The Group therefore may employ its existing crane maintenance skillsets, asset base and business knowledge to enhance the growth potential of its maintenance activities, without venturing into a new business area. Scale effects are expected to yield margins growth.

Total market potential is estimated at 2 % of the production value of the underlying production. In Finland alone, Plant Services has a sales potential in excess of EUR 250 million. Outsourcing of plant maintenance is a growth area.

The Group's Plant Maintenance operations have developed favourably. Still confined to Finland only, at EUR 20 million, sales has doubled in less than three years. Companies that during 2002 have chosen KCI Plant Services as their contracted plant maintenance partners include Keycat Oy, Normet Oy, Ata Gears Oy, Helvar Oy, Imatra Steel Oy Ab and Andritz Oy. The combined annual sales value of these contracts approach EUR 4 million. The personnel increase during 2002 amounts to 45 persons.

Standard Lifting Equipment

The order intake was EUR 104.9 million, which is EUR 20.4 million or 16.3 % down from the first six months last year. Fast market deterioration last year both in the Americas and Europe caused the order intake to decrease to EUR 50.2 million during the last quarter in 2001. The order intake during the first quarter of this year was EUR 51.5 million and during the second EUR 53.4 million indicating a turn to a positive development. However, the level of orders is still low. The small order growth is a consequence of growth in market share - not of market growth. There seems to be growth in the equipment market only in China and in some smaller markets while the American market is stable and European markets decline.

Business Area sales was EUR 96.8 million compared to EUR 117.4 million last year. The 17.5 % decrease in sales is due to low order intake during the latter part of last year and in the beginning of this year. There was, however, a slight increase in sales during the second quarter compared to the first. The order book grew more already during Q2/2002.

The operating income remained reasonable during the period and it was EUR 8.9 million or 9.2 % on sales. It was, however, clearly lower than it was one year ago (EUR 14.2 million and 12.1 %). The decrease in operating income was caused by lower sales and sales price pressures in a tough demand situation. Price competition, especially in Europe, has sharpened.

The development and market launch of the new wire rope hoist line has progressed successfully. Now the new product line covers practically all of the industrial cranes lifting capacity area. Almost 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists has grown to over 60 %.

The efforts further to increase cost competitiveness in the business area will continue. This includes, among other things, dismantling the old wire rope hoist production and further personnel reductions. Reductions have already been implemented although they are not yet fully reflected in the numbers. The development and launching costs of the new hoist line will decrease upon project completion.

Special Cranes

The order intake January to June was EUR 91.2 million. This is 16.9 % less compared to the same period last year. However, during the second quarter, the value of orders received grew 62.1 % compared to the value in the first quarter and 129.3 % compared to the same quarter last year. Contrary to orders received in the beginning of this year, the most remarkable orders now were received from harbours and shipyards. Orders on cranes to process industries stayed at the level of the first quarter.
Special Cranes sales stayed at last year's level, EUR 106.6 million.

The operating income was EUR 7.4 million or 6.9 % on sales. The operating income improved somewhat both in absolute terms and in terms of margin on sales year-on-year. The corresponding figures last year were EUR 7.3 million and 6.8 %.

The order backlog, even though it slightly declined from the level at the shift of the year, stayed at a comfortable level for Special Cranes operations.

Group Costs and Consolidation Items

Group costs, which are not directly allocated to the Business Areas, were EUR 11.5 million during the period January to June. Group costs mainly consist of group management and administrative costs and costs for centralized development functions (such as product and personnel development), legal affairs and group financing. Also costs relating to the development of the group structure through mergers and acquisitions are reported among Group costs.

The Group costs increased with EUR 4.1 million year-on-year. The significant growth in costs is due to substantial expenditures relating to the development of products and development of overall group structure.

Group costs include, during the second quarter, approximately EUR 2.3 million non recurring costs, which relate to our totally renewed container handling technology (so called "Box Hunter" technology), and to the launching of that technology into the market. The completion of the project has been carried out in conjunction with a specific

customer order. This is typical in large products as it enables us to get substantial customer financing. Since the beginning of the year, project costs have exceeded the related revenues by approx. EUR 3.2 million.

The Group actively participated in two major M & A projects during the first half of the year. These projects have been commented on in the President's Review. During the second quarter, the Group acquired one crane and service company in the USA, and discussions continued on several others. Costs, including costs for advisory services relating to these activities, grew clearly.

Group costs continue to stay clearly above last year's level. We estimate that Group costs for the whole year will be approximately EUR 20 - 21 million. In relation to Group sales this corresponds to the level of these costs three years ago.

Group consolidation items (=elimination of internal profit, share of associated companies result and Group goodwill amortizations) were EUR 1.0 million. This is EUR 1.3 million less compared to the same period last year.

Sales by Market

Sales by different market areas developed as follows:

	1-6/2002		1-6/2001		Change
	Value	%	Value	%	%
Europe	188.1	54.2	173.3	48.4	+8.5
America	129.2	37.3	149.0	41.6	-13.3
Asia-Pacific	29.5	8.5	36.1	10.1	-18.3
Total	346.8	100.0	358.4	100.0	-3.2

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is insignificant.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the recent strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during April-June. The list illustrates our reach, both in terms of customer base and geographical coverage.

General Motors Tool & Die, Flint, Michigan placed an order for components to upgrade 4 existing P&H Cranes including new motors, drives and radio control. This order gives KCI Konecranes the opportunity to supply its full range of services directly to General Motors including inspections, new equipment and spare parts.

First Energy of Ohio, USA, has requested that Crane Pro Services (KCI Konecranes' American service organisation) including Drivecon, our American drives operation, modernize the drives, controls, motors and brakes on their 180/25 ton Polar Crane at the Davis Besse Nuclear Facility in Oak Harbor.

Konecranes VLC has signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg, Russia.

KCI Konecranes was chosen to supply the design and component package for two Shipyard Goliath Gantry Cranes in the People's Republic of China. The Dalian Shipyard has an option to order one additional similar crane by the end of year 2002.

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) of Hungary, ordered two container gantry cranes for a new Intermodal terminal south of Budapest. The new terminal will serve as a junction for transportation of goods within the region. The customer intends to apply the concept also in neighbouring countries.

KCI Konecranes received several orders for waste -to-energy cranes among these several cranes to Hässleholm Fjärrvärme and Osby Fjärrvärme both located in Sweden and two cranes to Silea Spa of Italy.

M-real ordered several paper mill cranes and modernisation on existing cranes at its mill in Sittingbourne, Kent, U.K.

Siemens of Germany ordered several power plant cranes with special hook for lifting turbine rotors for the Al Shuweihat power plant in the United Arabic Emirates.

Alcan Rolled Products ordered a special crane for handling rolled products of aluminium at their plant in Rogerstone, South Wales, U.K.

Shandong Bohui Paper Co, Ltd in China ordered three sets of electric overhead travelling cranes, including both wet and dry end paper mill cranes.

KCI Konecranes was awarded a multi crane project from GTI including in total 15 CXT cranes for GTI's new manufacturing shop in Beek, The Netherlands.

Important events

Two large M&A projects were pursued. Comments are included in the President's letter in this report.

The hoist and crane business of Shepard Niles Inc. which was acquired at the end of March was included in the Group's figures since April 1, 2002. The business has started off well and profitability objectives have been met.

The crane and maintenance business of Burlington Engineering Division, which was acquired in June has been taken over and included in the balance sheet at the end of June. The revenues and costs will be included in the Group's figures from July 2002 on.

On June 25 a Capital Market Day was organized at our headquarters and plants in Hyvinkää and Hämeenlinna. The Capital Market Day also included a visit to the Port of Helsinki. The CMD was a very positive event, with over 20 participants, mainly research analysts from London and Helsinki.

The program focused around Maintenance Services and its development aspects. We also covered harbor crane maintenance.
A new maintenance operation was introduced to analysts: Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry.
Analyst comments after the Capital Market Day have generally been very positive.

Progress in the arbitration process against Baan N.V. has been slow. We now expect final hearings to be held in mid 2003. As expected, Baan has now increased its counterclaim against KCI Konecranes. According to media reports, there seems to be substantial uncertainty relating to the future structure of Baan's parent company, Invensys of the U.K.

Shares and Shareholders

On June 28 KCI Konecranes' share closed at EUR 34.00, up with 19.30 % from year-end (2001: EUR 28.50). During January-June 2002 the HEX general index decreased by 31.14 % and HEX portfolio index by 7.35 %. The HEX Metal & Engineering index increased with 10.61 %.

The lowest share price since year end 2001 has been EUR 28.20 and the highest EUR 36.83. Total market capitalisation at the end of June was EUR 510 million, the 33rd highest market value of companies listed on Helsinki Exchanges.

Altogether 6,113,250 KCI Konecranes shares were traded on Helsinki Exchanges during January-June 2002, which represents 41.59 % of the outstanding shares. In monetary terms trading was EUR 203.7 million, which was the 22nd largest trading among companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of June 2002 was 67.16 %.

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) notified on June 13 that its holding in KCI Konecranes International Plc on June 11, 2002 reached 5.24% of the company's total share capital and 5.21% of the voting rights (0.03% of the voting rights are directly held by the end client).

Franklin Resources Inc. (trade reg.13-2670991) notified on May 10, 2002 that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc., in KCI Konecranes International Plc on May 8, 2002 amounted to 16.16 % of the share capital and the voting rights of the Company.

In accordance with the decision of the Annual General Meeting, the company bought back between October 14 and November 25,1999, 300,000 of its own shares at an average price of EUR 24.96 per share. At June 30, 2002, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

The first half of the 1999 option plan became exercisable on April 1, 2002. Option holders (approx. 300 top and middle management employees), have the right to exercise their options at EUR 33/share during the next three years. At the end of June there had been no subscriptions for new shares under the option plan.

Comment on half-year results:

In spite of difficult markets both Maintenance and Special Cranes recorded income growth.

Standard Lifting Sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.

On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.

Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.

Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.

Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:

The business environment remains difficult.

Services continue to develop favourably on its own merits.

Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.

Special Cranes is expected to develop according to plan.

Two acquisitions were closed and the Group is continuing its acquisition activities.

Hyvinkää, 13 August, 2002

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they

involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	1-6/2002	1-6/2001	1-12/2001
Sales	346.8	358.4	756.3
Share of result of participating interest undertakings	-0.1	-0.2	-0.3
Depreciation	-8.0	-8.4	-16.0
Other operating expenses	-325.4	-329.1	-684.8
Operating income	13.3	20.7	55.3
Interests, net	-1.1	-1.7	-3.4
Other financial income and expenses	0.5	0.6	0.6
Income before taxes	12.7	19.6	52.4
Taxes	-4.1 (1	-6.2 (1	-17.1
Net Income for the period	8.6	13.4	35.3
Profit /share (EUR)	0.58	0.91	2.40

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2002		6/2001		12/2001
Fixed Assets	99.6		103.6		99.0
Inventories	82.2		114.0		90.8
Receivables and other current assets	227.8		224.2		249.3
Cash in hand and at banks	10.3		10.5		16.8
Total assets	419.9		452.3		455.9
Equity	175.0		158.7		180.2
Minority Interest	0.1		0.1		0.1
Provisions	11.2		15.3		12.9
Long-term debt	42.2		40.5		56.0
Current liabilities	191.4		237.7		206.7
Total shareholders' equity and liabilities	419.9		452.3		455.9
Gearing	35.4%		52.9%		28.9%
Solidity	42.8%		37.5%		41.4%
Return on capital		LTM 02		LTM 01	
employed (2	12.6%	21.1%	19.2%	24.8 %	24.3%
Equity/share(EUR)	11.40		10.29		11.75

2) Calculated on annual basis

Contingent Liabilities and Pledged Assets (MEUR)

	6/2002	6/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.6	0.8
Own commercial guarantees	106.3	130.7	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.1	0.1	0.2
Leasing liabilities	18.4	18.3	18.0
Other liabilities	1.1	0.8	2.2
Total	133.5	157.2	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2002	6/2001	12/2001
Foreign exchange forward contracts	452.5	622.2	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	109.2	0.0	0.0
Total	586.7	647.2	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one third of the total notional amounts.

Investments

	1-6/2002	1-6/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	8.0	6.2	11.3

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/2002	1-6/2001	LTM (*	LTM Year ago	1-12/2001
Maintenance Services	173.8	169.7	369.3	367.1	365.2
Standard Lifting Equipment	96.8	117.4	224.3	258.9	244.9
Special Cranes	106.6	106.6	227.3	229.6	227.3
./. Internal	-30.4	-35.3	-76.2	-85.3	-81.1
Total	346.8	358.4	744.7	770.3	756.3

Operating Income by Business Area (MEUR)

	1-6/2002		1-6/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	9.5	5.5	8.9	5.2	24.1	6.6	24.7	24.8
Standard Lifting Equipment	8.9	9.2	14.2	12.1	29.2	11.9	23.9	29.0
Special Cranes	7.4	6.9	7.3	6.8	17.1	7.5	17.2	19.8
Group costs	-11.5		-7.4		-11.9		-16.0	-13.3
Consolidation items	-1.0		-2.3		-3.2		-1.9	-4.1
Total	13.3		20.7		55.3		47.8	56.3

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)

Personnel by Business Area (at the End of the Period)

	6/2002	6/2001	12/2001
Maintenance Services	2,621	2,499	2,481
Standard Lifting Equipment	973	1,141	1,109
Special Cranes	673	706	705
Group staff	105	103	106
Total	4,372	4,449	4,401
Average number of personnel during period	4,373	4,444	4,434

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2002	1-6/2001	LTM (*	LTM Year ago	1-12/2001
Maintenance Services	167.3	168.1	306.4	320.1	307.2
Standard Lifting Equipment	104.9	125.3	208.8	248.8	229.2
Special Cranes	91.2	109.7	191.1	290.8	209.6
./. Internal	-36.1	-32.8	-70.2	-71.9	-66.9
Total	327.3	370.3	636.1	787.8	679.1

Order Book (Excl. Service Contract Base)

	6/2002	6/2001	12/2001
Total (MEUR)	269.6	344.7	279.7

Sales by Market (MEUR)

	1-6/2002	1-6/2001	LTM(*	LTM Year ago	1-12/2001
Nordic and Eastern Europe	86.5	72.9	197.0	171.1	183.4
EU (excl. Nordic)	101.6	100.4	214.8	216.2	213.6
Americas	129.2	149.0	257.6	312.6	277.4
Asia-Pacific	29.5	36.1	75.4	70.4	81.9
Total	346.8	358.4	744.8	770.3	756.3

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)

Teleconference

An international teleconference will be arranged today on 13 August, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com . A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637522.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Reports and publications") later on 13 August.

Next report

Interim Report, 3rd quarter, will be published on 29 October, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

47. Stock Exchange Release, dated August 8, 2002.

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On August 8, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on August 2, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 753,932 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 5.03 percent of the paid up share capital and to 5.03 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group companies is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.09 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.40 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %

FIJ IT European Stock Fund	0.04 %
TOTAL	5.03 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 11 December, 2001 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 4.94 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FUTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Stock Exchanges
Media

48. Stock Exchange Release, dated June 14, 2002.

14 June, 2002 1.15 p.m.

THE CAPITAL GROUP COMPANIES, INC'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland Chapter 2. Section 10:

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) holding in KCI Konecranes International Plc has on 11 June 2002 exceeded 5 % of the company's total share capital and voting rights. The Capital Group Companies, Inc informed on 13 June 2002 both KCI Konecranes International Plc and the Financial Supervision of Finland of the new holding proportions.

KCI Konecranes has only one class of shares. The share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote.

The Capital Group Companies, Inc.'s ("CGC") total shareholding has reached the following proportions:

CGC subsidiary companies	Voting rights	Share capital
Capital International Inc. - Registered shareholder: Nordea Bank	0.08 %	0.08 %
Capital Guardian Trust Company - Registered shareholder: Nordea Bank	5.13 %*	5.16 %
In total	5.21 %	5.24 %

*0.03% of the voting rights are directly held by the end client

The shares being reported were purchased and sold on the market in the ordinary course of business.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management activities. The investment activities are divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of the CGC organisation, please refer to the web site www.capgroup.com.

KCI KONECRANES INTERNATIONAL PCL

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
Helsinki Stock Exchanges
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49. Stock Exchange Release, dated May 23, 2002.

23 May, 2002 5.40 p.m.

THE BOARDS OF DIRECTORS OF KCI KONECRANES AND PARTEK CORPORATION TO TERMINATE MERGER PLAN

Konecranes International and Partek Corporation announced on May 21, 2002, that their respective Boards of Directors had signed a merger plan. If completed, the merger would form a major engineering company that would be a global leader in materials handling. The Boards of Directors of both Partek and KCI Konecranes unanimously supported the proposed merger plan, which would finally have been decided on by the extraordinary general meetings of the two companies.

Kone Corporation announced on May 20, 2002, that it had made an offer to the State of Finland to acquire the shares in Partek owned by the State, representing 30.2% of the share capital and votes. On May 22, 2002, the Ministry for Trade and Industry, made an announcement that the State of Finland had decided to sell its stake to Kone Corporation based on the proposal announced May 20, 2002.

KCI Konecranes has received from Kone Corporation written confirmation that Kone Corporation will not support the merger plan in Partek's extraordinary general meeting. The Boards of Directors of KCI Konecranes and Partek have jointly concluded, that there are no possibilities for the merger to be completed under the prevailing circumstances. As a result of this, the Boards of Directors of KCI Konecranes and Partek have decided to terminate the merger plan.

"At KCI Konecranes it's business as usual", says Stig Gustavson. KCI Konecranes' CEO, Stig Gustavson does not see the aborted merger to have any impact on the future prospects of KCI Konecranes. "The investigatory phase of the merger has been going on for some time. Therefore, at this time we did not stop pursuing our normal activities because of this deal. Following our clearly communicated growth strategy, bolt-on acquisitions are forthcoming and our strategy of strong organic growth combined with selected acquisitions of market coverage has not been held back at all."

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION

Stig Gustavson, President and CEO,
KCI Konecranes International Plc
Tel. +358-20 427 2000

Teuvo Rintamäki, Chief Financial Officer
KCI Konecranes International Plc
Tel. +358-20 427 2040

DISTRIBUTION
Helsinki Exchanges
Media

50. Stock Exchange Release, dated May 21, 2002.

Group Communications and Investor Relations
Franciska Janzon

21 May, 2001
10.45 a.m.

KCI KONECRANES INTERNATIONAL AND PARTEK CORPORATION TO FORM MAJOR ENGINEERING COMPANY, LEADER IN MATERIALS HANDLING

On May 21, 2002, the Boards of Directors of KCI Konecranes and Partek signed a merger plan. The pro forma sales of the new company is € 3.5 billion (2001).

- The Boards of Directors of both Partek and KCI Konecranes unanimously support the proposed merger plan.
- According to the merger plan, the companies will be combined through a statutory merger whereby Partek is merged into KCI Konecranes.
- KCI Konecranes will issue 0.340 new ordinary shares and 0.056 preference shares for each Partek share.
- Based on KCI Konecranes closing price of € 35.6 on Friday 17 May, 2002, the last trading day before the discussions between KCI Konecranes and Partek were made public, the offer corresponds to a value of € 12.1 and € 2.0 for the ordinary and preference share components, respectively. In addition to the offer value of € 14.1 for each Partek share, the merger is expected to create significant additional value to all shareholders as a result of the estimated annual after-tax synergies of at least € 35 million and significant other benefits. The total value of the synergies to the shareholders is estimated at € 300-400 million, corresponding to some € 3-4 per Partek share.
- The preference shares are redeemable by June 2005, at the latest, at a price corresponding to € 2.0 per Partek share. If not redeemed, preference shares will convert to ordinary shares. The preference shares have the same dividend right as the ordinary shares. Partek Konecranes will seek a public listing of the preference shares.
- By early August, the companies will hold extraordinary general meetings (EGM) which will decide on the merger. In accordance with its Articles of Association, Partek will additionally have an EGM by early July. Two-thirds of the shares and votes present at each EGM are needed for the merger to be accepted. The merger is excpected to be effected on 31 December, 2002.
- The Board of Directors of KCI Konecranes will also propose to its EGM that the KCI Konecranes share will be split four-to-one. The agreed exchange ratios will be adjusted accordingly.
- The combined company will be called Partek Konecranes.
- Pro-forma ownership of ordinary shares will be approximately 47.5% for the current shareholders of KCI Konecranes and



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

approximately 52.5% for the current shareholders of Partek. After the merger, the State of Finland will be the largest shareholder with 15.8% of the ordinary shares in Partek Konecranes.

- Mr Christoffer Taxell, currently the President and CEO of Partek, will become Chairman of the Board of Directors of Partek Konecranes and Mr Stig Gustavson, currently the President and CEO of KCI Konecranes, will become the President and CEO of Partek Konecranes.
- The company will have its domicile and headquarters in Helsinki, Finland.
- The pro forma sales of Partek Konecranes in 2001 were € 3.5 billion and EBIT was € 145 million (excluding pro forma adjustments).
- Partek's Container Handling and Load Handling divisions and KCI Konecranes' operations complement each other excellently. The new company will be a leading materials handling group in the world with significant market shares in container handling, load handling, standard hoists and special cranes. The internationally strong forestry machine and tractor operations will be an important part of the new group's core business and they will reduce the impact of possible economic downturns.
- The combined group will have substantial service and maintenance operations. Partek Konecranes' pro forma sales of maintenance services amounted to € 615 million, or 18% of total sales, in 2001. By utilising KCI Konecranes' capabilities in maintenance services and extended service network created in the merger, Partek Konecranes can further accelerate its growth in maintenance services.
- Based on preliminary analysis conducted by the managements of the two companies it is clear that significant synergies from the combination will be achieved in a rapid time frame. Growth in net sales will be generated from cross-selling and improvement of the maintenance services and service offering. Cost savings will be achieved from global sourcing, reduced overheads, combined product development and financing. The managements currently estimate annual after-tax synergies of at least € 35 million of which over half is in the form of cost savings.
- The aim of Partek will be to release capital from the divestment of non-core assets as soon as practicable. Partek has already announced that it has appointed an investment bank as an advisor to find a financial or industrial solution for Nordkalk. Other non-core assets to be sold include the minority shareholdings in Paroc and Addtek. The management of Partek estimates that proceeds from divestments will gross over € 300 million in six to twelve months.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

The managements of KCI Konecranes and Partek have been in discussions with respect to a potential combination for several months. On 21 May, 2002, the Boards of Directors of both KCI Konecranes and Partek approved a merger plan as proposed by the managements of the two companies.

Björn Savén, Chairman of the Board of Directors of KCI Konecranes, commented:
"For some time already, KCI Konecranes and Partek have been engaged in explorative discussions on the merits of the merger. During those discussions, we have been able to establish that a merger would feature a large number of industrial benefits both in terms of growth opportunities through revenue enhancing service growth and better market coverage, and other operational benefits resulting in significantly enhanced shareholder value. Unique for this transaction is that a number of benefits can be realised with immediate effects, while there are also good long-term effects. The merger also creates a new, wider platform for actively seeking growth through new structures."

Björn Mattson, Chairman of the Board of Directors of Partek, commented: "A merger between Partek and KCI Konecranes is in line with Partek's stated strategy to grow stronger within maintenance services and thus to come closer to the customer. The broad global presence of Partek, combined with the strong maintenance services of KCI Konecranes complement excellently each other. The groundwork for a strong Finnish engineering group of world class have been laid. The group has significant growth potential."

Christoffer Taxell, President and CEO of Partek, commented:
"The Group stands strong. The proposal by KCI has industrial logic. We have on several occasions conducted discussions with KCI concerning increased co-operation. The fact that we have now reached the point where a merger is imminent is in industrial terms clearly justified. I trust that the merger is wise also from the perspective of our personnel and owners and in view of the development of the share price."

Stig Gustavson, President and CEO of KCI Konecranes, commented: "The merger opens up considerable growth opportunities for the combined Group, especially in the maintenance services sector. Simultaneously, services growth drives growth in hardware sales. Our thorough analysis indicates considerable



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

operational synergies, with a strong improvement in return on capital employed. The merger has an immediate EPS-accretive effect."

The EGMs of both companies will decide on the merger. In order to be accepted, the merger plan needs the support of two-thirds of all votes and shares at the EGMs of both KCI Konecranes and Partek. In addition, the completion of the merger is conditional on shareholders representing no more than 4 million shares opposing the merger and reserving the right to require redemption.

The companies will produce a merger memorandum, which is expected to be available to shareholders one week before the EGMs.

The merger plan sets out the rationale and the key conditions of the transaction. Both companies have agreed to conduct their operations in the ordinary course of business until the registration of the merger. The completion of the merger is subject to no material adverse changes in the operations of either company taking place before the approval of the merger by the EGMs of the two companies, receipt of the required regulatory approvals and certain other customary conditions.

The name of the combined company will be Partek Konecranes and the company will be domiciled in Helsinki, Finland. Its shares will be listed on the main list of the Helsinki Exchanges, HEX. Trading under the new name is expected to commence at the beginning of January 2003, once the merger has been completed. At the same time, the shares of Partek will be de-listed from the main list of the Helsinki Exchanges, HEX.

According to the merger plan, the President and CEO of the combined company will be Stig Gustavson, presently the President and CEO of KCI Konecranes and the Chairman of the Board of Directors will be Christoffer Taxell, presently the President and CEO of Partek. Other members of the Board of the new company will include Björn Savén (Deputy Chairman), Matti Kavetvuo, Timo Poranen, Juha Rantanen and Stig Stendahl, currently serving on the KCI Konecranes Board, and a further three members to be elected based on the proposal by the Board of Directors of Partek.

KEY SYNERGIES AND BENEFITS FROM THE TRANSACTION

The merger of KCI Konecranes and Partek creates a major Finnish engineering company which is a global leader in equipment and



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

services for materials handling. The combination is expected to result in substantial synergies through increased sales and reduced costs. The managements of KCI Konecranes and Partek estimate the total annual synergy potential to reach at least € 35 million after tax of which € 20 million is expected in 2003. One-off costs for achieving the identified synergies should not exceed € 10 million (excluding transaction costs).

The combined Partek Konecranes' market capitalisation is over € 1 billion and it will have a well-balanced ownership structure of both domestic and international investors. Partek Konecranes will be in the position, with its improved resources, to participate in the further consolidation of the industry.

A global leader in materials handling

With an offering ranging from container and load handling to standard and special cranes, Partek Konecranes will be able to offer its customers an unprecedented scope of materials handling equipment and solutions. With combined sales in materials handling of € 2.3 billion, Partek Konecranes will be a leading global materials handling company, will be the global number one in container and load handling, special cranes and maintenance services, and will have a strong market position in standard cranes.

Top line growth through cross-selling and extended maintenance services offering

Common key customer groups of KCI Konecranes and Partek include ports, terminals and industry. The combination of their customer portfolios and sales networks will open new opportunities to both companies. Based on relatively cautious joint estimates, the managements of the two companies expect the cross-selling opportunities to amount to € 75-125 million annually in the short-to-mid term.

The maintenance services networks of KCI Konecranes and Partek complement each other well. The combination will allow them to better serve their customers around the world and will, based on the joint estimates of the managements, generate additional maintenance services revenues of at least € 50 million annually.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

Cost savings through joint global sourcing and combined product development

Together KCI Konecranes and Partek purchase components for € 2 billion annually. By centralising purchases and reducing the number of suppliers, the managements believe that annual pre-tax synergies of € 10-15 million will be achievable. Joint product development, including increased modularisation of products and standardisation of components, is expected to be a source of significant additional future savings.

Good strategic position for continued industry consolidation

With a number of company restructurings and debt-related problems among some of the materials handling peers, Partek Konecranes, with substantial synergies, strong sales growth potential and healthy profitability, will be well positioned to take an active role as an industry consolidator.

Potential for significant tax savings

Partek's profits are largely generated outside Finland, whereas KCI Konecranes' profits are derived to a large extent in Finland. The combination of the companies will therefore enable tax-efficient dividend distribution. Therefore, the managements of both companies believe that annual tax synergies of some € 5 million could be achieved.

Capital market benefits

In addition to the tangible synergies presented above, there are a number of intangible benefits, which the managements of the two companies expect all shareholders will benefit from. With an expected combined market value of well above € 1 billion, Partek Konecranes should receive increased interest from the investor community. The increased free float and the larger size of Partek Konecranes are expected to have a significant positive impact on the liquidity of the Partek Konecranes share compared to the liquidity of the shares of the two companies separately. The above effects, together with the other benefits of the transaction, are expected to increase the attractiveness of Partek Konecranes as an investment target.

Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

PRO FORMA FIGURES

Basis for preparation

The pro-forma financial information is based on the financial statements of KCI Konecranes and Partek for 2001 and first quarter interim reports 2002, prepared in accordance with Finnish Accounting Standards (FAS).

The preliminary combined pro forma consolidation has been prepared using the closing price of KCI Konecranes, on Friday 17 May, 2002, the last trading day before discussions between KCI Konecranes and Partek were made public. The preliminary combined pro forma numbers have been adjusted for goodwill and goodwill amortisation. Based on the pro forma combined balance sheet as of March 31, 2002 goodwill of approximately € 41.5 million has been adjusted. The final goodwill/badwill will be based on the situation when the merger will become effective.

Financial information is unaudited for the combined group and for the first quarter interim reports 2002 of both companies.

The preliminary pro forma financial information should not be considered representative of the actual results of operations or financial position that KCI Konecranes and Partek would have achieved if they had been a combined company during the relevant periods or on the dates indicated, nor should it be considered representative of future operating results or financial position.

Profit and loss statement		**1.1.-31.12.2001**	
€ million	KCI Konecranes	Partek	Preliminary combined pro forma
Net sales	756.3	2,740.3	3,496.6
EBITDA	71.3	190.4	261.7
EBIT	55.3	90.1	143.2
Income after financial items	52.4	42.1	92.3
Net income	35.3	21.5	54.6
Cash flow from operations	43.0	175.6	216.4
EBITDA margin	*9.4%*	*6.9%*	*7.5%*
EBIT margin	*7.3%*	*3.3%*	*4.1%*



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

Profit and loss statement	**1.1.-31.3.2002**		
€ million	KCI Konecranes	Partek	Preliminary combined pro forma
Net sales	158.9	628.3	787.2
EBITDA	10.6	38.7	49.3
EBIT	6.6	14.0	20.1
Income after financial items	6.2	1.3	7.0
Net income	4.2	0.1	3.8
Cash flow from operations	31.0	-18.5	12.0
EBITDA margin	*6.7%*	*6.2%*	*6.3%*
EBIT margin	*4.2%*	*2.2%*	*2.6%*

Balance sheet	**31.3.2002**		
€ million	KCI Konecranes	Partek	Preliminary combined pro forma
Intangible fixed assets	30.0	536.3	607.8
Tangible fixed assets	61.1	480.6	541.7
Financial fixed assets	9.3	96.1	105.4
Current non-interest-bearing assets	296.3	972.0	1,268.3
Cash and other interest-bearing assets 1)	14.3	101.9	116.2
Total assets	**411.0**	**2,186.9**	**2,639.4**
Shareholders' equity 3)	171.3	646.8	859.6
Capital loans	0.0	182.3	182.3
Minority interest	0.1	15.1	15.2
Interest-bearing debt 2)	54.4	810.1	864.5
Other liabilities	185.2	532.6	717.8
Total equity and liabilities	**411.0**	**2,186.9**	**2,639.4**
Capital loans included in equity:			
Net interest-bearing debt	40.1	708.2	748.3
Gearing	*24.5%*	*83.9%*	*71.3%*
Equity ratio	*44.0%*	*39.2%*	*40.8%*



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

Capital loans included in debt:			
Net interest-bearing debt	40.1	890.5	930.6
Gearing	*24.5%*	*134.5%*	*107.3%*
Equity ratio	*44.0%*	*30.7%*	*33.8%*

1) Cash and other interest-bearing assets includes:			
Cash in hand and at bank	13.8	57.5	71.3
Loans receivable	0.5	44.4	44.9

2) Excluding capital loans
3) Partek's dividend for 2001 € 24.4 million was paid 2 April, 2002, and has thus not been deducted from Partek's equity at 31 March, 2002. The deduction would increase goodwill by the same amount and would also have an effect on balance sheet ratios.

A press conference for analysts and journalists will be held at 11.00 on Tuesday 21 May, 2002 at Helsinki world trade center, Marskin sali, at the address Aleksanterinkatu 17, Helsinki, Finland. The telephone number for the Press Conference is +358 (0)800 176476.

After the press conference, a conference call for analysts will be held at 14.00. Those who wish to participate are requested to contact the investor relations office of either company for the call-in telephone number.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). In 2001, Group sales totalled EUR 756 million with 4400 employees in 34 countries all over the world. KCI Konecranes is a broadly held company with listing on Helsinki stock exchange.

Partek is a leading engineering company that supplies products and services for professionals who move and load goods, harvest forests and cultivate the fields. Partek has production in 15 countries and the company is represented in more than 100 countries. Partek's net sales are EUR 2.7 billion and the number of employees is 12,500 people.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

May 21, 2002

KCI Konecranes International

Partek Corporation

Stig Gustavson
President and CEO

Christoffer Taxell
President and CEO

For further information, please contact:

Stig Gustavson, President and CEO, KCI Konecranes International
Tel. +358 (0)20 427 2000, e-mail: stig.gustavson@kcigroup.com

Teuvo Rintamäki, CFO, KCI Konecranes International
Tel. +358 (0)20 427 2040, e-mail: teuvo.rintamaki@kcigroup.com

Franciska Janzon, Investor Relations Manager, KCI Konecranes International
Tel. +358 (0)20 427 2043, e-mail: franciska.janzon@kcigroup.com

Christoffer Taxell, President and CEO, Partek
Tel. + 358 (0)204 55 4999

Carl-Gustaf Bergstöm, SEVP, Partek
Tel. + 358 (0)204 55 4253

Outi-Maria Liedes, SVP, Corporate Communications and IR, Partek
Tel. + 358 (0)204 55 4292

Distributed to: Helsinki Exchanges
The main media

Enclosures: Merger plan



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not strictly historical statements, including statements about Partek's and KCI's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this press release include, but are not limited to, statements addressing the following subjects: expected timing of the merger; actions to be taken by Partek Konecranes following the merger; and the benefits, including synergy benefits, of the merger. Partek and KCI are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

MERGER PLAN

The Boards of Directors of KCI Konecranes International plc and Partek Corporation have today approved the following merger plan:

1. **Merging Company**

   Partek Corporation
   Business Identity Code: 0204190-6
   Address: Skräbbölentie 18, 21600 Parainen
   Registered Office: Parainen

2. **Surviving Company**

   KCI Konecranes International plc
   Business Identity Code: 0942718-2
   Address: Koneenkatu 8, 05830 Hyvinkää
   Registered Office: Hyvinkää

3. **Merger**

   Partek Corporation ("Partek") will merge with and into KCI Konecranes International plc ("KCI") so that all assets and liabilities of Partek will be transferred without liquidation proceedings to KCI and KCI will issue to the shareholders of Partek shares of KCI as merger consideration.

4. **The Articles of Association of the Surviving Company**

   It is proposed to amend the Articles of Association of KCI as of the effective date of the merger in such a manner that after the amendments it shall read in its entirety as follows: Annex 1. In connection with the merger and according to the amendments to the articles of the association, the trade name of KCI will be changed to Partek Konecranes Oyj Abp. The Board of Directors of KCI will decide later on the registration of possible ancillary trade names.

   In the event that KCI's general meeting of shareholders will not resolve to abolish the nominal value of shares and increase the number of shares without increasing the share capital in accordance with Section 6, the first paragraph of Section 4 of the Articles of Association reads as follows:

   > "Bolaget har sammanlagt minst tio miljoner (10.000.000) och högst sextio (60.000.000) stycken aktier, av vilka stamaktierna utgör minst tio miljoner (10.000.000) och högst femtiosex miljoner åttahundratusen (56.800.000) stycken och preferensaktierna högst tre miljoner tvåhundratusen (3.200.000) stycken."



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

In the event that KCI's general meeting of shareholders will not resolve to abolish nominal value of shares and increase the number of shares without increasing the share capital in accordance with Section 6, Section 5 of the Articles of Association on the redemption price of the redeemable preferred shares will read as follows:

"Inlösningspriset är 35.71 per aktie."

5. Board of Directors, Managing Director and Auditors of the Surviving Company

It is proposed to elect nine (9) persons as the members of the Board of Directors of KCI ant it is proposed that the following persons be elected for the term beginning from the effective date of the merger and expiring at the termination of the annual general meeting in the year mentioned in connection with each member:

Chairman	Christoffer Taxell	term will end in 2005
Deputy Chairman	Björn Savén	term will end in 2005
Members	Matti Kavetvuo	term will end in 2004
	Juha Rantanen	term will end in 2004
	Timo Poranen	term will end in 2003
	Stig Stendahl	term will end in 2003

In addition, it is proposed that three (3) persons designated by the Board of Directors of Partek prior to the extraordinary general meeting of shareholders of KCI be elected as the members of the Board of Directors of KCI, one for a term ending at the termination of the general meeting of shareholders in 2003, one for a term ending at the termination of the general meeting of shareholders in 2004 and one for a term ending at the termination of the general meeting of shareholders in 2005.

The Board of Directors of KCI will nominate Stig Gustavson as the chief executive officer of Partek Konecranes Oyj Abp as of the effective date of the merger.

It is proposed to elect Deloitte & Touche, authorized public accountants, and KPMG Wideri Oy Ab, authorized public accountants, as the auditors of Partek Konecranes Oyj Abp for the term beginning from the effective date of the merger.

6. Merger Consideration

The Board of Directors of KCI will propose to the general meeting of the shareholders of the company deciding on the merger that the general meeting of shareholders decide to abolish the nominal value of shares and to increase the number of shares of



the company without increasing its share capital. The number of shares will be increased to the effect that each share will correspond four shares (1:4). After the change, the number of the shares of KCI will increase from 15 million to 60 million.

As merger consideration, KCI shall issue to each Partek shareholder (A) 1.36 shares of KCI, with counter-book value of fifty (50) cents per share in exchange for each Partek share, with nominal value of EUR 1.80, and 0.224 redeemable preferred shares of KCI, with counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of shareholders has not approved the increase of the number of shares without increasing the share capital as specified above, 0.34 shares of KCI, with a nominal value of EUR 2.00 per share and 0.056 redeemable preferred shares of KCI, with nominal value of EUR 2.00 per share ("Conversion Ratio").

KCI shall have the right to redeem the redeemable preferred shares on May 31, 2005 by using the distributable funds of KCI and/or by reducing the share capital, reserve fund and premium fund. The redemption price shall be EUR 8.9275 per redeemable share, or, if the extraordinary general meeting of shareholders has not approved the increase of the number of shares without increasing the share capital, EUR 35.71 per redeemable preferred share of KCI. If the company does not redeem the redeemable preferred shares on the day referred to above, the redeemable preferred shares will be converted into voting shares of KCI in the proportion of 1:1. The redeemable preferred shares shall have the rights specified in the proposed Articles of Association of Partek Konecranes Oyj Abp (Annex 1).

Merger consideration will not be paid in respect of the shares of Partek owned by Partek nor in respect of shares of Partek owned by KCI. Merger consideration will be paid in respect of the shares of Partek possibly owned by the subsidiaries of Partek and KCI as of the completion of the merger.

To the extent that the number of shares issued as merger consideration and/or the redeemable preferred shares shall not be a whole number and the relevant shareholder of Partek would not receive the full merger consideration in the form of shares and/or redeemable preferred shares of KCI, such shareholder shall receive cash compensation for the remaining part. The cash consideration shall be calculated so that the value of a Partek share is deemed to be the volume-weighted average closing price of the share during the thirty (30) trading days immediately preceding the registration date of the merger. The cash consideration shall correspond to the value represented by the proportion of the Partek share corresponding the fraction of the KCI share and/or redeemable preferred share not received as described above divided by the Conversion Ratio.

7. Proposal for the KCI New Issue for the Payment of the Merger Consideration

It is proposed that in order to pay the merger consideration, the share capital of KCI be increased (A) with a minimum of EUR one (1) and a maximum of EUR 44,969,708 by

issuing to the shareholders of Partek entitled to merger consideration a minimum of one (1) and a maximum of 77,220,712 new shares of KCI with a counter-book value of fifty (50) cents per share, and a minimum of one (1) and a maximum of 12,718,704 new redeemable preferred shares of KCI, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of shareholders of KCI has not approved the increase of the number of shares without increasing the share capital according to Section 6, with a minimum of EUR 4.00 and a maximum EUR 44.969.708 by issuing to the shareholders of Partek entitled to merger consideration a minimum of one (1) and a maximum 19.305.178 new shares of KCI, with a nominal of EUR 2.00 per share a minimum of one (1) and a maximum 3.179.676 new redeemable preferred shares of KCI, with a nominal value of EUR 2.00 per share.

The final amount of the increase in the share capital will depend on (A) how many shareholders of Partek will demand redemption of their shares in accordance with Chapter 14, Section 12 of the Companies Act, (B) whether Partek will increase its share capital before the effective date of the merger as a result of any exercise of stock options or the exchange of the convertible loans according to Section 17 (f) and (C) to what extent the merger consideration is required to be paid in cash in accordance with Section 6.

8. Proposal for the Time of the Merger Consideration and Other Conditions

The merger consideration to the shareholders of Partek shall be paid through the book-entry system so that, on the effective date of the merger, the shares of Partek registered in the shareholders register and in the book-entry accounts of the shareholder of Partek will be exchanged into the shares and redeemable preferred shares of KCI according to the Conversion Ratio approved in this merger plan. The distribution of the merger consideration will commence on the effective date of the merger or, if such date is not a banking day, on the next banking day following the effective date of the merger.

For those shareholders of Partek who have not delivered their share certificates or any interim certificates to Partek for the registration in the book-entry system by the effective date of the merger, the merger consideration will be distributed after the registration of share certificates and any interim certificates in the book-entry system.

The new shares and redeemable preferred shares of KCI issued as merger consideration will entitle their holders to dividends beginning from the financial period January 1, 2002 – December 31, 2002.

Such proportion of the merger consideration which shall be paid in cash shall be paid to the bank account related to the book-entry account of the relevant shareholders approximately within a week from the date when the distribution of the merger consideration has commenced.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

9. The Convertible Loans and Stock Options of Partek

9.1. Convertible Debenture Loan

The Board of Directors of Partek has resolved on April 25, 1994 and May 5, 1994 to issue a debenture loan convertible to the shares of the company according to the authorization of the annual general meeting of the shareholders on April 21, 1994. The convertible debenture loan has been issued in deviation from the pre-emptive rights of the shareholders to shareholders, retail investors and institutions. The nominal value of the loan is EUR 28,211,843 and it is a subordinated loan. The loan does not have a maturity date. The convertible debenture loan is quoted on the Helsinki Exchanges.

The debentures may be converted into the shares of Partek. As of the signing date of this merger plan, a total of 1,002 shares of Partek have been subscribed to pursuant to the debentures. On the basis of the loan, the share capital of Partek can be increased at a maximum by EUR 3,785,983.20. The conversion period is annually from January 2 through November 30.

According to the terms and conditions of the debenture loan, if Partek decides to merge into another company, the holder of the debenture shall be entitled to use his or her conversion right during the term fixed by the Board of Directors of Partek. According to this condition, the Board of Directors of Partek will, at a later time approved by the Board of Directors of KCI, offer to the holders of the debentures the possibility to convert their debentures into shares of Partek before the effective date of the merger under this merger plan. The conversion price of such debenture is EUR 13.41 per share. The conversion right will expire at the completion of the merger.

Those holders of the debenture loans, who have not converted the debentures into shares of Partek prior to the completion of the merger and have not demanded the repayment of the debenture loan, will receive new convertible debentures to be issued by KCI. On the basis of such new convertible debentures the holders of the convertible debentures shall have the right to receive such number of shares of KCI that is determined by applying the Conversion Ratio. Accordingly, KCI will issue a convertible debenture loan with a maximum nominal value of EUR 28,211,843 which will be given to the holders of the 1994 Partek convertible debenture loan.

From the effective date of the merger until May 31, 2005, or, if KCI has prior to such date redeemed the redeemable preferred shares issued in accordance with this merger plan, until the completion of such redemption, the convertible debenture loan of KCI may be converted by using the conversion price of EUR 39.44 (A) into a unit comprising shares and redeemable preferred shares which includes four (4) shares, with a counter-book value of fifty (50) cents per share and 0.6588 redeemable preferred shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of shareholders of KCI has not approved the increasing of the number of shares without increasing the share capital according to Section 6,



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

into a unit comprising shares and redeemable preferred shares which includes one (1) share, with a nominal value of EUR 2.00 per share and 0.1647 redeemable preferred shares, with a nominal value of EUR 2.00 per share.

From June 1, 2005, or if KCI has prior to such date redeemed the redeemable preferred shares issued in accordance with this merger plan, the convertible loan of KCI can be converted (A) by using a conversion price EUR 8.47 per share, to shares of KCI, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of shareholders has not approved the increasing of the number of shares without increasing the share capital according to Section 6, by using the conversion price of EUR 33.86 per share, to shares, with a nominal value of EUR 2.00 per share.

The share capital of KCI can be increased by a maximum of EUR 1,666,252 as a result of the share subscriptions on the basis of the convertible debenture loan.

The new convertible debenture loan of KCI will be issued with terms otherwise corresponding to the current Partek debenture loan. The more detailed terms will be confirmed at a later time by the Boards of Directors of KCI and Partek. The terms of the new convertible debenture loan will be attached to this merger plan before its registration with the trade register.

9.2 Convertible capital loan

The Board of Directors of Partek has resolved on December 30, 1998 to issue a convertible capital loan according to the authorization of the annual general meeting of the shareholders on December 30, 1994. Based upon such authorization, Partek issued a convertible capital loan amounting to EUR 54,156,512 in December 1999. The convertible capital loan has been issued in deviation from the pre-emptive rights of the shareholders to shareholders, retail investors and institutions. The term of the loan is January 26, 1999 – May 3, 2004 and the loan will be repaid as one installment on May 31, 2004, provided that the conditions for repayment are fulfilled.

The convertible capital loan may be converted into shares of Partek by using the conversion price of EUR 11.77 per share. As of the date of the merger plan, a total of 4,570 shares of Partek have been subscribed for pursuant to the debentures and the share capital of Partek has increased by EUR 8,226 as a result of the subscriptions. As a result of conversions, the share capital of Partek can still be increased by a maximum of EUR 8,250,057. The conversion period is annually from January 2 through November 30 and ends on May 31, 2004.

According to the terms and conditions of the convertible capital loan, if the company decides to merge into another company as a merging company, the holders of the capital loan debentures shall be entitled to new capital loan debentures which entitle them to subscribe for shares in the surviving company determined equally with the

consideration received by shareholders. Accordingly, KCI will issue a convertible capital loan with a maximum nominal value of EUR 54,102,716 which will be granted to the holders of Partek 1999 convertible capital loan.

From the effective date of the merger until May 31, 2004 or, if KCI has redeemed the redeemable preferred shares issued according to this merger plan, until the completion of such redemption, the convertible capital loan of KCI may be converted by using the conversion price of EUR 34.62 (A) to a unit comprising shares and redeemable preferred shares, which includes four (4) shares, with a counter-book value of fifty (50) cents per share, and 0.6588 redeemable preferred shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of shareholders of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, to a unit comprising shares and redeemable preferred shares, which includes one (1) share, with a nominal value of EUR 2.00 per share, and 0.1647 redeemable preferable preferred shares, with a nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable preferred shares issued in accordance with this merger plan, the convertible debenture loans of KCI may be converted until May 31, 2004 by using a conversion price of EUR 7.43 to shares, with a counter-book value of fifty (50) cents per share, or if the extraordinary general meeting of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, by a conversion price of EUR 29.72 per share to shares, with a nominal value of EUR 2.00 per share. The share capital of KCI may be increased by a maximum of EUR 3,640,306 as a result of share subscriptions on the basis of the convertible loan.

The new convertible loan of KCI will be issued with terms corresponding to the terms of the current debenture loan. The more detailed terms will be confirmed at a later time by the Boards of Directors of KCI and Partek. The terms of the new convertible loan will be attached to this merger plan before its registration with the trade register.

9.3 Stock Options of the Management of Partek 1997

The Board of Directors of Partek has resolved on October 1, 1997 to issue stock options. A total of 1.260.000 stock options have been issued and they entitle their holders to subscribe to a maximum of 1.260.000 shares of Partek. The stock options have been issued in deviation from the pre-emptive rights of the shareholders to the management of Partek Group and its subsidiaries.

As a result of share subscriptions, the share capital of the company may be increased by a maximum of EUR 2.520.000. Both stock options marked with the letter A and stock options marked with the letter B entitle their holders to subscribe for 630.000 shares of Partek. The subscription period for A stock options has commenced on October 2, 2000 and will end on October 2, 2003. The subscription period for B stock



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

options will commence on October 2, 2002 and end on October 2, 2003. The subscription price for A stock options is EUR 17.35 per share and for B stock options EUR 20.72 per share. The subscription price per share for both A and B stock options has been reduced after January 1, 1998 with the amount of dividends distributed per share.

According to the terms and conditions of the stock option rights, if the company decides to merge into another company as the merging company, the holders of the stock options shall be entitled to new stock options which entitle them to subscribe for such number of the shares in the surviving company that is determined equally with the consideration received by the shareholders. Accordingly, KCI will issue a maximum of 1,260,000 stock options which will be granted to the holders of the Partek 1997 stock options.

From the effective date of the merger until October 2, 2003 or, if KCI has redeemed before that date the redeemable preferred shares issued according to this merger plan, until the completion of such redemption, the A stock options of KCI shall entitle the holders thereof to subscribe at a subscription price of EUR 17.35 per share (A) to a unit comprising of shares and redeemable preferred shares, which includes 1.36 shares, with a counter-book value of fifty (50) cents per share, and 0.224 redeemable preferred shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, to a unit comprising shares and redeemable preferred shares, which includes 0.34 shares, with a nominal value of EUR 2.00, and 0.056 redeemable preferred shares, with a nominal value of EUR 2.00 per share.

From the effective date of the merger until October 2, 2003 or, if KCI has redeemed before that date the redeemable preferred shares issued in accordance with this merger plan, until the completion of the redemption, the B stock options of KCI shall entitle the holders thereof to subscribe at the subscription price of EUR 20.72 (A) to a unit comprising shares and redeemable preferred shares, which includes 1.36 shares, with a counter-book value of fifty (50) cents per share, and 0.224 redeemable preferred shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, to a unit comprising shares and redeemable preferred shares, which includes 0.34 shares, with a nominal value of EUR 2.00 per share and 0.056 redeemable preferred shares, with a nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable preferred shares issued in accordance with this merger plan, the A stock options of KCI shall entitle the holders thereof to subscribe at a subscription price of EUR 15.35 per share (A) to 1.36 shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of KCI has not approved the increasing of the number



of shares without increasing the share capital as described in Section 6, to 0.34 shares, with a nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable preferred shares issued according to this merger plan, the B stock options of KCI shall entitle the holders thereof to subscribe at a subscription price of EUR 18.72 per share (A) to 1.36 shares, with a counter-book value of fifty (50) cents per share, or (B) if the extraordinary general meeting of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, to 0.34 shares, with a nominal value of EUR 2.00 per share.

As a result of the share subscriptions, the share capital of KCI may be increased by a maximum of EUR 997, 920. The more detailed terms of the new stock option rights to be issued by KCI will be determined at a later time by the Board of Directors of KCI. The terms of the stock option rights will be attached to this merger plan before its registration with the trade register.

9.4 Stock options of the Management of Partek 2002

The annual general meeting of Partek has resolved on April 4, 2002 to issue stock options. A maximum of 2,700,000 stock options may be issued and they entitle their holders to subscribe to a maximum of 2,700,000 shares of Partek. Stock options marked with letter A, stock options marked with letter B, and stock options marked with letter C have not been issued for subscription as of the date of this merger plan.

As a result of the stock option plan, the share capital of the company may be increased by a maximum of EUR 4.860.000. A maximum of 760 ,000 A stock options and a maximum of 1,000,000 B and C stock options may be issued. The share subscription period for A stock options will commence on May 1, 2004 and end on May 1, 2007, the share subscription period for B stock options will commence on May 5, 2005 and end on May 1, 2008 and the share subscription period for C stock options will commence on May 1, 2006 and end on May 1, 2009. The subscription price per share for the A stock options is EUR 11.40, for the B stock options, the volume-weighted average trading price of the share of Partek between January 1 – March 31, 2003, and for the C stock options, the volume-weighted average share price of Partek between January 1 – March 31, 2004. The subscription price will be reduced on each divided record date by the amount of any dividends paid during the period from the determination of the subscription price to the subscription of shares.

Because the A stock options, B stock options and C stock options have not been issued as of the date of this merger plan, they do not entitle to subscribe to shares of Partek before the completion of the merger. The Board of Directors of KCI will decide without delay after the merger on arrangements replacing the stock option plan.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

10. Description of the Capital Loans of Partek

Partek has issued two capital loans, as defined in Chapter 14, Section 2, Subsection 4 of the Companies Act. Capital loans and the effects of the merger to them have been described above in Sections 9.1 and 9.2.

11. Description of the Share Ownership of Partek and Its Subsidiaries in KCI

Partek or its subsidiaries do not own any of the shares of KCI.

12. Floating charges

The merging companies do not have valid floating charges referred to in the Act on Floating Charges (64/84).

13. Description of Special Benefits and Rights Granted in connection with the Merger

No special benefits or rights will be granted to the members of the Board of Directors or managing directors of the merging companies nor are any granted to the auditors acting as independent experts.

The auditors who will act as independent experts will be paid a remuneration according to an accepted invoice. It is proposed to pay to the auditors compensation for expenses and a fee according to their invoice.

14. Reasons and Grounds of the Merger According to Which the Consideration is Defined

The Boards of Directors of the merging companies have decided to propose the merger because, by combining the businesses, resources and know how of KCI and Partek in one listed company, significant synergy benefits will be achieved and major additional value can be created to the shareholder of both companies.

The basis for the determination of the merger consideration in shares has been the volume-weighted average share prices of KCI and Partek in the course of different periods during the last twelve months. With regard to the preferred shares, the basis has been the profits estimated to result from the sale of non-core assets by Partek. The Boards of Directors of the merging companies consider the proposed ratio justified and correct.

Provided that none of the shareholders of Partek require the redemption of his or her shares and that there are no subscriptions of shares on the basis of stock option rights, option loans or convertible loans before the effective date of the merger, the completion of the merger will result in the shareholders of Partek receiving approximately 52,5



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

percent and the current shareholders of KCI receiving approximately 47.5 percent of the shares of KCI.

Each of the Boards of Directors of the merging companies have obtained a fairness opinion from an investment bank on the proposed Exchange Ratio.

15. Planned Registering Date of the Completion of the Merger

The merger shall take effect on the date on which it is registered in the trade register. The planned date for the registration of the merger is December 31, 2002.

16. Listing

The listing of the shares and redeemable preferred shares of KCI to be issued as merger consideration will be sought on the main list of the Helsinki Exchange with trading to commence on or about January 3, 2003.

17. Other terms and conditions

(a) The completion of the merger is conditional upon the receipt of all necessary regulatory licenses and approvals in Finland and elsewhere.

(b) The Boards of Directors of the merging companies have reciprocally permitted a due diligence review by the other party's financial, technical and legal experts. The confidentiality agreement entered into by the parties will be applicable to the due diligence reviews. In connection with the due diligence reviews, the parties will agree upon the handlings of any inside information.

(c) Unless otherwise provided in the confidentiality agreement or other provisions referred to in Section 17(b), the merging companies will grant to each other in connection with the due diligence reviews access to all such information in respect of its financial position and business operations as the other party may reasonably request. The merging companies undertake to handle the information received from the other party as confidential information in accordance with the terms of the confidentiality agreement irrespective of the termination or expiration of this merger plan.

(d) The merging companies undertake not to distribute any dividends during the period from the signing of the merger plan through the registration of the completion of the merger without the consent of the other party.

(e) The employees of Partek will transfer to KCI's employment as the so called old employees.

(f) The merging companies undertake to continue their respective business operations during the merger process in accordance with the principal of going concern and



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

undertake not to issue any new shares, convertible loans or stock options (including any distribution of already issued stock options which are in the possession of the company or its consolidated subsidiary), except in circumstances permitted in this merger plan, other than any increases in share capital pursuant to the exercise of any existing share options or conversion of convertible loans, or for the delivery of the merger consideration, if not restricted in this merger plan, and not to participate in any material restructuring or business arrangements without the consent of the other party's Board of Directors. For the avoidance of doubt, it is acknowledged that KCI and Partek have already agreed upon the possible sale of certain non-core assets of Partek.

(g) KCI prepares together with Partek a merger memorandum in accordance with Section 5.473 of the rules of the Helsinki Exchanges, which document serves also as listing particulars under Section 2 of the Securities Market Act (1989/495) and the decree of the Ministry of Finance on listing particulars (1998/197). For the purposes of preparing the merger memorandum, the merging companies shall submit to each other all the information relating to such party, which the other party may reasonably request. The merging companies shall agree upon sharing of duties and responsibilities in respect of the preparation of the merger memorandum. After the Boards of Directors of the merging companies have reviewed the merger memorandum, it will be filed with the Financial Supervision for approval so that printed merger memoranda will be available to the shareholders of KCI and Partek at least one week before the extraordinary general meetings of shareholders of the companies deciding upon the merger.

After the merger memorandum has been filed with the Financial Supervision, only changes agreed by the Boards of Directors of the merging companies, required by the Financial Supervision or other non-material changes may be made to the merger memorandum.

(h) The merging companies undertake to use their best efforts to facilitate the merger and to take all actions required for the merger to be completed in accordance with this merger plan, unless the merger plan has been terminated in accordance with Section 18.

(i) The merger and other arrangements contemplated by this merger plan will be publicly announced immediately in press releases and notices agreed mutually between the parties.

The merging companies undertake to consult each other prior to issuing any other press releases or other notices in respect of any matters relating to this merger plan, and not to issue any press releases or other notices in the event that the other party reasonably objects to such release, unless the applicable regulations or the rules of the Helsinki Exchanges otherwise require.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

(j) The Boards of Directors of KCI and Partek are hereby authorized to mutually decide upon any technical changes to this merger plan required by regulatory authorities or otherwise deemed appropriate by the Boards of Directors, and upon other actions that the Board of Directors deem appropriate to be taken in order to consummate the merger.

Any changes to this merger plan must be made in writing and, to be effective, approved by the Boards of Directors of the merging companies. In the event that any change to the merger plan is made after its registration, such change will require new registration of the merger plan.

(k) Any disputes arising of this merger plan will be solved in arbitration in accordance with the arbitration rules of the Central Chamber of Commerce.

18. *Termination*

This merger plan may be terminated and the merger abandoned only in the following events:

(a) By a mutual decision of the merging companies prior to the consummation of the merger which decision the Boards of Directors of the merging companies have appropriately approved;

(b) By either party in the event that the merger has not been registered before February 28, 2003, provided, however, that a party will not have such right in the event that the failure to register before such date has been caused by such party's breach of its obligations under this merger plan;

(c) By either party prior to the general meetings of the companies resolving upon the merger in the event that a competent court or administrative body has passed a resolution which prohibits or significantly affects the consummation of the merger provided that such resolution has become final and binding, or in the event that any competition authority imposes a condition, which the Boards of Directors of the parties cannot reasonably accept;

(d) Before the annual general meeting of shareholders approving the merger by either party in the event that in connection with the due diligence review in respect of the other party or otherwise, undisclosed information has been revealed in respect of any matter prior to the signing of this merger plan, which information the terminating party was not aware of at the time of signing of this merger plan, or in the event that the other party has breached Section 17(f) of this merger plan, provided that such information or breach could reasonably be expected to have a material adverse effect on the other party's business operations, financial condition or prospects;

(e) By either party prior to the general meeting of shareholders resolving upon the merger, in the event that there has occurred any event in respect of the other party

after the signing of this merger plan of which the other party was not aware of at the time of signing of this merger plan and which could be reasonably expected to have a material adverse effect on the other party's business operations, financial condition or prospects; and

(f) By either party at least one (1) week before the date referred to in the Companies Act, Chapter 6, Section 6:1, in the event that, at the general meeting of shareholders of Partek resolving upon the merger, shareholders representing more than 4,000,000 shares and votes present at the meeting object to the merger.

Upon the termination of this merger plan in accordance with this Section 18, this merger plan shall immediately become void and all rights and obligations of the merging companies relating to the merger plan will cease, except for the confidentiality agreement referred to in Section 17(b), provided, however, that a merging company will not as a result of such termination be released of any liability for damages caused to the other merging company as a result of a breach of contract.

19. Expiration of merger plan

In the event that either party's general meeting of shareholders approving the merger plan rejects the merger plan, this merger plan will automatically expire. The Boards of Directors of both parties recommend to the general meetings of shareholders that they approve the merger plan.

20. Approval of the merger plan by general meetings of shareholders

This merger plan with its schedules will be presented for approval to the general meetings of shareholders of KCI and Partek. KCI and Partek seek to convene the first extraordinary general meeting of Partek by July 8, 2002 and its second extraordinary general meeting of shareholders and KCI's extraordinary general meeting of shareholders by August 15, 2002. The aim is to have both the second extraordinary general meeting of shareholders of Partek and KCI's extraordinary general meeting of shareholders on the same day and at the same time.

This merger plan has been executed in three identical copies, one for KCI, one for Partek and one for the authorities.

In Helsinki, May 21, 2002

KCI KONECRANES INTERNATIONAL CORPORATION	*PARTEK CORPORATION*
By authorization of the Board of Directors.	By authorization of the Board of Directors.



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

Stig Gustavson
Chief Executive Officer

Björn Mattsson
Chairman of the Board of Directors



Group Communications and Investor Relations
Franciska Janzon

21 May, 2002
10.45 a.m.

SCHEDULES TO THE MERGER PLAN

1. Articles of Association of KCI.

The following schedules will be attached to the merger plan before its registration with the Trade Register:

2. Terms and conditions of KCI's new convertible loan

3. Terms and conditions of KCI's new convertible capital loan

4. Terms and conditions of KCI's new option program

The schedules referred to on the Companies Act, Chapter 14, Sections 6 and 7, will be attached to the merger plan after its registration

51. Stock Exchange Release, dated May 20, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE 1
20 May, 2002 1.15 p.m.

KCI KONECRANES AND PARTEK NEGOTIATE TOWARDS A MERGER

KCI Konecranes International Plc and Partek Corporation are engaged in negotiations towards the goal of margin the two companies.

KCI Konecranes confirms that it is engaged in negotiations with Partek towards the goal of merging the two companies. The negotiations have been ongoing for an extended period and are based upon the common view of the two companies concerning the future of the industry as well as the considerable industrial merits and synergies which can be realised as a result of the merger.

Stig Gustavson, President and CEO comments: "The merger of KCI Konecranes and Partek would strengthen the global operations of the combined group, would create opportunities for growth particularly in the area of maintenance services operations and result in considerable improvement of the result per share."

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). In 2001, Group sales totalled EUR 756 million with 4400 employees in 34 countries all over the world. KCI Konecranes is a broadly held company with listing on Helsinki stock exchange.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO,
KCI Konecranes International Plc, tel. +358-400 411 119

DISTRIBUTION
Helsinki Exchanges
Media

52. Stock Exchange Release, dated May 13, 2002.

FRANKLIN RESOURCES, INC'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Franklin Resources Inc. (trade reg. 13-2670991) notified on May 10, 2002 KCI Konecranes International Plc and the Financial Supervision Authority of Finland that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. in KCI Konecranes International Plc on May 8, 2002 exceeded a proportion of one twentieth of the paid share capital and the total voting rights in the company.

The exact proportion of the holdings on May 8, 2002 amounted to 16.16 % of the share capital and the voting rights of the Company.

The holding is divided between the funds and accounts on the as follows.

Fund	Number	Proportion of shares and voting rights (%)
Franklin Advisers, Inc	39,700	0.26
Franklin Templeton Investment Mgmt, Ltd.	349,175	2.33
Templeton Investment Counsel, LLC	24,800	0.17
Franklin Templeton Investments Australia Ltd	35,000	0.23
Fiduciary Trust Company, Intl.	8,020	0.05
TOTAL	456,695	3.04

Adviser	Number	Proportion of shares and voting rights (%)
Fiduciary Trust Company, Intl.	227,600	1.52
Franklin Templeton Investment Mgmt, Ltd.	31,748	0.21
Templeton Global Advisers, Ltd.	117,090	0.78
Templeton Investment Counsel, LLC	1,590,780	10.61
TOTAL	1,967,218	13.11

KCI Konecranes has only one class of shares. The share capital is EUR 30,000,000 and the total number of shares is 15,000,000. Each share is entitled to one vote.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
Helsinki Exchanges
Media

53. Stock Exchange Release, dated May 7, 2002.

KCI Konecranes Group
Interim Report January - March 2002

STRONG CASH FLOW, STABLE PROFITABILITY, IN DOWN MARKET

But sales down 3%, net income down 11% from record Q1/01
Profit level supported by new products and ongoing cost cutting.
Maintenance Services shines with orders growth +27.4 % from Q4/2001,
+4.2 % y-o-y.
Standard Lifting Equipment sales low after slow ending of 2001. Orders up 2.6 % from Q4/2001, good EBIT margin.
Special Cranes: no big multi-unit Harbour Crane orders in quarter, Process Cranes at good level. Order book still good.

	First quarter			LTM			LY
MEUR SALES	1-3/ 02	1-3/ 01	Change %	4/01- 3/02	4/00- 3/01	Change %	1-12/ 01
Maintenance Services	81.4	80.1	1.6	366.5	359.7	1.9	365.2
Standard Lifting Equipment	48.0	59.6	-19.5	233.3	260.5	-10.4	244.9
Special Cranes	47.2	42.2	11.8	232.3	205.1	13.3	227.3
Internal Sales	-17.7	-18.0	-1.7	-80.8	-85.0	-4.9	-81.1
Sales total	158.9	163.9	-3.0	751.3	740.3	1.5	756.3
Income from operations (EBITA)	7.6	8.7	-12.9	58.3	51.1	14.1	59.4
Goodwill amortisation	-1.0	-1.1	-9.6	-4.0	-4.4	-7.1	-4.1
Operating income (EBIT)	6.6	7.6	-13.4	54.3	46.7	16.1	55.3
Financial income and expenses	-0.4	-0.8	-44.8	-2.5	-5.9	-58.0	-2.8
Income before taxes and minority interest	6.2	6.8	-9.7	51.8	40.8	26.9	52.4
Net income	4.2	4.7	-11.0	34.8	28.0	24.3	35.3
Earnings per share (EUR)	0.28	0.32	-11.0	2.37	1.90	24.3	2.40

ORDERS RECEIVED							
Maintenance Services	84.1	80.7	4.2	310.6	308.5	0.7	307.2
Standard Lifting Equipment	51.5	62.7	-17.9	218.0	253.3	-13.9	229.2
Special Cranes	34.8	85.1	-59.1	159.3	320.5	-50.3	209.6
Internal Orders	-17.3	-15.7	10.2	-68.5	-74.8	-8.4	-66.9
Orders received total	153.1	212.8	-28.1	619.4	807.5	-23.3	679.1
Order book at end of period	266.5	371.1	-28.2	-	-	-	279.7

Comment on quarterly results:

In spite of subdued markets the Group suffered only a limited reduction in profits.

Maintenance Services operations are now back at "normal" trading levels with good growth.

Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.

In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:

Challenge for our European operations increase, whilst America is rising.

Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.

Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.

In Special Cranes the good order book supports good level of activity into 2003.

With one already closed in Q1/2002, acquisitions are likely to continue.

Stig Gustavson, President and CEO

In this report the 2002 first quarter numbers are projected against and overshadowed by the all-time-high numbers of the first quarter of 2001. At a closer look, however, the good performance this year should be clearly noticed.

As we know, last year after a good start, progressed into a very difficult ending of the year. It is therefore my pleasure to report a strong first quarter, the second best in the Group's history, marking a good progress after the low end of the previous year.

The investment climate is slowly improving. Our American business, as described by orders received, is back on its early 2001 level. In Europe, the picture is scattered, with the important industrial motor, Germany coughing. In the Far East, growth is slowly materialising, now with China as the growth generator.

Thanks to our agility, KCI Konecranes has been able to adapt and adjust to changing markets without profound profits impact. Our Maintenance Services activities provides us with a steady income. It also helps us to identify all market opportunities for equipment sales at an early stage.

Maintenance Services has been quick to regain its business momentum: Orders in Q1/2002 jumped 27 % compared to Q4/2001. Now, also maintenance contract sales are increasing, +3.8 % in number of equipment during the quarter. Compared to the then-all-time-high Q1 in 2001, orders for Maintenance Services were up 4.2 %.

In Special Cranes in contrast to last year, new orders did not include any multi-unit harbour and shipyard cranes for the quarter. This is not an unusual situation, and does not indicate a decline in the market, nor a lesser interest on our part in that market. Inquiry levels are good, and no important orders were lost.

Our ability to respond to change is kept at a high level. Standard Lifting Equipment has not yet seen the full margins impact of its new product line, and Special Cranes new products have a good potential.

First quarter 2002
General Review

Group total sales was EUR 158.9 million during the first quarter 2002. This is 3.0 % less than during the corresponding period last year. The low order intake in Standard Lifting Equipment during the last quarter of 2001 led to a 19.5 % decrease in sales for that business area compared to the corresponding period last year. Special Cranes sales grew clearly and Maintenance Services sales moderately.

Group operating income (EBIT) was EUR 1.0 million less than during the first quarter 2001. The lower EBIT is mainly a consequence of lower Standard Lifting Equipment sales and sales margin. Profits were, on the other hand supported by continuing cost cutting. EBIT margin on sales during the first quarter was 4.1 % compared to 4.6 % one year ago.

The net of financing costs and income was EUR -0.4 million during the quarter. This is EUR 0.4 million less than during the corresponding period in 2001. Income after financing items was EUR 6.2 million or 3.9 % on sales. The corresponding figures last year were EUR 6.8 million and 4.2 %.

Net income for the period was EUR 4.2 million (Q1/2001: EUR 4.7 million). This is 2.6 % on Sales (2.8 % year ago). Earnings per share were EUR 0.28 (Q1/2001: EUR 0.32).

Cash flow from operations was EUR 31.0 million during the quarter (Q1/2001: EUR 30.4 million). The cash was used to cover capital expenditures (EUR 4.0 million), to dividend payments (EUR 13.23 million) and to reduce interest bearing debt. Cash flow after capital expenditures and fixed asset disposals was EUR 26.9 million or 1.83 euro per share (Q1/2001: EUR 27.8 million or 1.89 euro per share). Group net debt continued to decline and stood at EUR 40.1 million at the end of the first quarter (Q1/2001: EUR 67.8 million). The gearing decreased to 24.5 % from 28.9 % at the end of 2001.

Return on total capital employed (ROCE) was 12.8 % (Q1/2001: 15.2 %).

The Group has started its implementation process to fully comply with International Accounting Standards (=IAS). Implementation started with those accounting principles that already according to Finnish Gaap are allowed. In the beginning of this year the Group implemented the "percentage of completion" method ("POC accounting") in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.), which still represents the main part of this counting method. This change in accounting

caused a one time positive pre tax profit gain of approx. EUR 0.4 million corresponding to approx. EUR 0.3 million after tax.

Also from the beginning of the year the Group started to account for finance leasing contracts as if the assets had been acquired. This lead to certain changes in accounting of leasing expenses and leased assets. These accounting changes, however, had only marginal effect on the balance sheet and the statement of income.

Group orders received was EUR 153.1 million, up by 8.1 % from the last quarter of 2001, but down by 28.1 % from the level of first quarter orders in 2001. No multiunit large harbour or shipyard crane project matured into firm orders during the first quarter. The corresponding period last year included several multiunit Special Crane orders, including one single order for eight shipboard gantry cranes worth of EUR 32 million.

The total order book at the end of March 2002 stood at EUR 266.5 million. This is 28.2 % below the level of March 2001, but only 4.7 % less than at the end of year 2001. From the operational point of view the order book is now at a good, and not too high, level. Approx. two thirds of the total order book relates to the Special Cranes business area.

Review by Business Areas

Maintenance Services

Orders received was EUR 84.1 million, which is 4.2 % more compared to last year's number . Compared to the order intake during the last quarter of 2001 this marks as much as 27 % growth clearly indicating a return to a growth regime.

Sales increased to EUR 81.4 million from EUR 80.1 million during the corresponding period last year. EBIT was EUR 3.6 million or EUR 0.2 million less y-o-y. EBIT margin was 4.4 % compared to 4.7 % a year ago. Profitability was slightly burdened by personnel related expansion costs. The number of employees increased by 74 from the end of last year.

The maintenance service contract base developed favourably both in terms of number of units and value. The number of cranes in the contract base increased to 192.963. This is an 3.8 % or 7131 units increase from the end of last year.

Standard Lifting Equipment

Orders received were EUR 51.5 million. This is 17.9 % down from the reasonable order intake during the first quarter of 2001. However, orders received were 2.6 % higher than orders during Q4/2001. The upturn in orders was particularly strong in North America, while orders in Europe remained low.

Sales was low as a consequence of low order intake during Q4/2001 and was only EUR 48.0 million or 19.5 % less than during the corresponding period last year. EBIT was EUR 5.1 million, which is EUR 2.3 million less than a year ago. The negative profit impact of decreased sales was offset by the new wire rope hoist line and continued actions to increase productivity. Therefore EBIT margin stayed at the good level of 10.6 %, only marginally down from the level of the previous quarter (10.7 %).

The launch of the new hoist line continued successfully. Now over 87 % of the new hoist orders are for the new hoist. In money terms over 60 % of hoist sales was for the new line.

Special Cranes

Orders were EUR 34.8 million, which was clearly less than during the corresponding period last year and also down from Q4/2001 order level. The first quarter orders did not include any multiunit ship-to-shore crane orders or shipyard crane orders. Of the orders 80% came from heavy process industries or power generators amongst which market activity picked up after a low fourth quarter last year.

The absence of large orders does not indicate a downward trend in the harbour and shipyard industry. The inquiry level is good and potential projects are forthcoming. No significant orders were lost during the period.

Sales was EUR 47.2 million, up by EUR 5.0 million or 11.8 % from the corresponding period last year. EBIT reached EUR 3.0 million or 6,4 % on sales compared to Q1/2001 EUR 2.2 million and 5.2 % correspondingly.

Actions to boost productivity continued according to plans.

After a marginal decline from the year end, the order book now together with production de-bottle-necking warrants normal delivery times to be offered. This contrasts to the previous 18 months period, during which the large order book prevented the Group from bidding competitive delivery times.

Group Costs and Consolidation Items

Group overheads and consolidation items (= elimination of internal profits, share of associated companies' results and Group goodwill amortisation) amounted to EUR 5.1 million or EUR 0.7 million less than during the same period last year. The positive one-off result effect on the change in long term contract accounting was booked against Group overheads for better year on year comparability in business area figures. The Group increased its expenditures relating to business development, IT and R&D.

Sales by Market

Sales by markets developed as follows:

	Q1/02	%	Q1/01	%	Change %
Europe	87.2	54.9	80.0	48.8	+9.0
Americas	57.9	36.4	69.3	42.3	-16.5
Asia-Pacific	13.8	8.7	14.6	8.9	-5.5
Total	158.9		163.9		-3.0

Important Orders

Here are some examples on orders during January- March 2002. The list illustrates our reach, both in terms of customer base and geographical coverage. Service and industrial crane orders have been largely omitted.

The momentum persists in the Chinese paper industry. Chandong Huatai Paper Co. ordered a typical Wet End, Dry End, Winder crane package with SM 712 and SM 812 hoisting machinery. Taishan Paper Co. and Shandong Bohui Paper are speeding up production on new lines, reinforced by installation of five new KCI Konecranes paper machine cranes with SM 612 and SM712 winches.

In Great Britain, KCI Konecranes won an order for a total package of 8 tailor-made cranes to a shipyard whose name is to be withheld by customer's request. All cranes feature radio controls and KCI Konecranes' inverters.

VA Tech Hydro Gmbh of Austria ordered 4 cranes of various lifting capacities for the hydro power plant located in Ankara, Turkey.

Daimler Chrysler Corporation (USA) ordered 3 special 80/40 ton overhead cranes for the continuing expansion of the Kokomo, Indiana engine/transmission casting facility. This order compliments the four existing industrial cranes supplied by Konecranes on a previous project.

Volkswagen Sachsen GmbH ordered a double girder bridge crane for the press line at its stamping plant in Mosel, Germany.

Elsner Stahlbau Maschinenbau GmbH ordered a special crane and 3 industrial cranes for its new steel structure manufacturing facilities in Schrobenhausen, Germany. The cranes will be equipped with KCI Konecranes' heavy duty end carriages, compact hoisting machineries and state of the art frequency controls.

APM, S.A. de C.V. ordered totally 11 overhead travelling process cranes for its steel Mill in Monterrey, Mexico.

KCI Koneports, the harbour maintenance services operation received several new orders, including a modernisation project at Jacksonville Port Authority; a refurbishment job for Virginia International Terminals.

Acquisitions

At the end of March 2002 the Group finalised the acquisition of the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. The acquired operations will add to the Group's Maintenance Services sales approx. USD 5.5 million during the first year of operation. Shepard Niles will be consolidated into KCI Group figures starting from 1 April, 2002.

Important Events

The Ordinary Annual General Meeting (AGM) on March 7, 2002 confirmed a dividend of EUR 0.90 (EUR 0.71 for 2000) to be paid on each of the 14,700,000 shares.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 5 % of outstanding shares.

The AGM re-elected board members Mr Björn Savén, Mr Juha Rantanen and Mr Stig Stendahl. The other board members are Mr Timo Poranen, Mr Matti Kavetvuo and the President and CEO of the Company, Mr Stig Gustavson.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

Following an exhaustive tender process, the AGM reconfirmed Deloitte &Touche Oy as the external auditors.

Shares and Shareholders

KCI Konecranes' share price increased with 24.6 % since year end 2001. During the same period HEX All-Share Index decreased by 7.4 %, HEX Portfolio Index increased by 5.8 % and HEX Metal & Engineering Index increased by 13.8 %.

At the end of March 2002 the share price closed at EUR 35.50, which was the highest share price since year end 2001. The lowest share price was EUR 28.20. Total market capitalisation at the end of March was EUR 532.5 million, the 30th highest market value of companies listed on Helsinki Exchanges.

During January-March 2002, the trading volume totalled 2,987,891 shares of KCI Konecranes, which represents 20.3 % of the outstanding shares. In monetary terms trading was EUR 97.4 million, which was the 22nd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of March 2002 was 66.10 %.

Comment on quarterly results:

In spite of subdued markets the Group suffered only a limited reduction in profitability.

Maintenance Services operations are now back at "normal" trading levels with good growth.

Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.

In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:

Challenge for our European operations increase, whilst America is rising.

Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.

Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.

In Special Cranes the good order book supports good level of activity into 2003.
With one already closed in Q1/2002, acquisitions are likely to continue.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Hyvinkää, 7 May, 2002

The Board of Directors

Statement of Income (MEUR)

	1-3/2002	1-3/2001	1-12/2001
Sales	158,9	163.9	756.3
Share of result of participating interest undertakings	-0.1	-0.1	-0.3
Depreciation	-4.0	-4.1	-16.0
Other operating expenses	-148.2	-152.1	-684.8
Operating income	6.6	7.6	55.3
Interests, net	-0.6	-1.0	-3.4
Other financial income and expenses	0.2	0.2	0.6
Income before taxes	6.2	6.8	52.4
Taxes	-2.0 (1	-2.1 (1	-17.1
Net Income for the period	4.2	4.7	35.3
Profit /share (EUR)	0.28	0.32	2.40

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	3/2002	LTM 02	3/2001	LTM 01	12/2001
Fixed Assets	100.4		105.0		99.0
Inventories	83.2		110.1		90.8
Receivables and other current assets	213.6		209.9		249.3
Cash in hand and at banks	13.8		9.1		16.8
Total assets	411.0		434.1		455.9
Equity	171.3		149.4		180.2
Minority Interest	0.1		0.1		0.1
Provisions	12.4		15.0		12.9
Long-term debt	42.2		40.2		56.0
Current liabilities	185.0		229.4		206.7
Total shareholders' equity and liabilities	411.0		434.1		455.9
Gearing (net of interest bearing debts and cash divided by equity)	24.5%		47.8%		28.9%
Solidity	44.0%		37.9%		41.4%
Return on capital employed (2	12.8%	26.3%	15.2%	22.8%	24.3%
Equity/share(EUR)	11.15		9.65		11.75

2) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November,1999 300,000 of its own shares at an average price of EUR 24.96 per share. At 31 March 2002, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

Contingent Liabilities and Pledged Assets (MEUR)

	3/2002	3/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.7	0.6	0.8
Own commercial guarantees	138.8	139.6	143.7

Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.2	0.1	0.2
Leasing liabilities	20.1	17.8	18.0
Other liabilities	0.8	0.5	2.2
Total	167.3	165.3	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2002	3/2001	12/2001
Foreign exchange forward contracts	569.8	629.5	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	87.4	126.3	0.0
Total	682.2	780.8	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2002	1-3/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	4.7	3.6	11.3

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Maintenance Services	81.4	80.1	366.5	359.7	365.2
Standard Lifting Equipment	48.0	59.6	233.3	260.5	244.9
Special Cranes	47.2	42.2	232.3	205.1	227.3
./. Internal	-17.7	-18.0	-80.8	-85.0	-81.1
Total	158.9	163.9	751.3	740.3	756.3

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Operating Income by Business Area (MEUR)

	1-3/2002		1-3/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	3.6	4.4	3.8	4.7	24.1	6.6	23.9	23.1
Standard Lifting Equipment	5.1	10.6	7.4	12.4	29.2	11.9	26.9	26.4
Special Cranes	3.0	6.4	2.2	5.2	17.1	7.5	17.9	16.4
Group costs	-4.8		-4.2		-11.9		-12.5	-14.8
Consolidation items	-0.3		-1.6		-3.2		-1.9	-4.4
Total	6.6		7.6		55.3		54.3	46.7

Personnel by Business Area (at the End of the Period)

	3/2002	3/2001	12/2001
Maintenance Services	2,555	2,489	2,481
Standard Lifting Equipment	1,010	1,150	1,109
Special Cranes	676	682	705
Group staff	104	100	106
Total	4,345	4,421	4,401
Average number of personnel during period	4,373	4,442	4,434

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Maintenance Services	84.1	80.7	310.6	308.5	307.2
Standard Lifting Equipment	51.5	62.7	218.0	253.3	229.2
Special Cranes	34.8	85.1	159.3	320.5	209.6
./. Internal	-17.3	-15.7	-68.5	-74.8	-66.9
Total	153.1	212.8	619.4	807.5	679.1

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Order Book (Excl. Service Contract Base)

	3/2002	3/2001	12/2001
Total (MEUR)	266.5	371.1	279.7

Sales by Market (MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Nordic and Eastern Europe	38.9	34.6	187.7	165.6	183.4
EU (excl. Nordic)	48.3	45.4	216.5	210.5	213.6
Americas	57.9	69.3	266.0	298.8	277.4
Asia-Pacific	13.8	14.6	81.2	65.4	81.9
Total	158.9	163.9	751.4	740.3	756.3

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Teleconference

An international teleconference will be arranged today on 7 May, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637512.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Financial Reports") later on 7 May. To listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 of either Netscape or IE.

Capital Markets Day 2002

KCI Konecranes will arrange a Capital Markets Day 2002 on Tuesday, 25 June, 2002 at the corporate headquarters in Hyvinkää, Finland.

Next report

Interim Report, 2nd quarter, will be published on 13 August, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

54. Stock Exchange Release, dated March 7, 2002.

CORRECTION TO KCI KONECRANES RELEASE ON AGM 2002 RESOLUTIONS OF MARCH 7, 2002 AT 3.00 P.M.

KCI Konecranes corrects a mistake in the President and CEO's speech on the first page of the release.

Total order intake in January-February for Maintenance Services, Standard Lifting Equipment and Process Cranes was up 12.6% y-o-y.

(In the release Process Cranes was accidentally left out.)

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer,
Tel. +358-20 427 2040
Franciska Janzon, Group Communications and Investor Relations
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

55. Stock Exchange Release, dated March 7, 2002.

KCI KONECRANES INTERNATIONAL PLC'S ANNUAL GENERAL MEETING RESOLUTIONS

KCI Konecranes International Plc's Annual General Meeting of Shareholders was held on Thursday, 7 March, 2002 at 11.00 a.m. at Group headquarters in Hyvinkää, Finland.

Dividend EUR 0.90

KCI Konecranes International Plc's Annual General Meeting approved the company's income statement and the balance sheet for the fiscal year 2001. The meeting discharged the Board Members and the Managing Director from liability. The meeting adopted the Board's proposal that a dividend of EUR 0.90 be paid on each of the 14,700,000 shares for a total of EUR 13,230,000 and that the rest EUR 70,715,268.17 be retained and carried forward. The Company holds 300,000 of its own shares to which no dividend is paid. The record day of the dividend payment is March 12, 2001. The dividend will be paid on March 19, 2001.

The President and CEO's Speech

Mr. Gustavson initiated his speech with a summary of the year 2001, which was a record year for the Group in a not-so-good market. He made a review of the Business Areas and the Group's financial development as presented in the Annual Report 2001. He than moved on to a review by Regions: slight decline in America, steady development in EU and growth in Asia-Pacific sales, which now account for 11% of Group sales compared to 9% in 2000.

Mr Gustavson then commented on what the future looks like for the Group. Although the market picture is not good, there is reasons for optimism for KCI Konecranes: Maintenance Services is showing steady non-cyclical development, new profitable product ranges in Standard Lifting and Special Cranes, market shares increase, Special Cranes order book is at good level and efficiency gains continue. Mr. Gustavson noted that the year 2002 started well with a good order book of Special Cranes and the order intake in Maintenance Services and Standard Lifting for January-February was up 12.6% y-o-y. He then pointed out the strong financial position of the Group setting a good base for new acquisition and announced that on March 5, 2002 an agrement had been made on the acquisition of the assets of the hoist and crane business of Shepard Niles, Inc of New York, USA.

Mr Gustavson concluded with a thank you to all customers and all personnel and a congratulation to shareholders for a succesful 2001. He further said that he hoped that he had in a credible way been able to convey our optimism to carry on- in spite of a not so good market- with the good development in 2002 and beyond.

Main points from Mr. Gustavson's speech at the AGM are found recorded on the Internet at: www.kcigroup.com/agm2002 (Requires Java-enabled browser; Netscape 3.0+ or Microsoft Internet Explorer 3.0+).

Composition of the Board of Directors

The number of Board Members was confirmed to be six (6).

The Board Members, Messrs. Björn Savén, Chief Executive, Industri Kapital, Juha Rantanen, President and CEO, Ahlstrom Corporation and Stig Stendahl, Board member of Fiskars Corporation were re-elected.

The other Board members are Mr. Timo Poranen, President, Finnish Forest Industries Federation, Mr. Matti Kavetvuo and Mr. Stig Gustavson, President and CEO of the Company.

In its first meeting the Board of Directors re-elected Mr. Björn Savén as its Chairman.

Company auditors

External auditors Deloitte & Touche Oy were reconfirmed.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the

time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The meeting adopted the Board's proposal that the Board be authorised to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Sirpa Poitsalo, Director, General Counsel,
KCI Konecranes International Plc, tel. +358-20 427 2011

Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations,
KCI Konecranes International Plc, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
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56. Stock Exchange Release, dated February 15, 2002.

This document is an unofficial English translation of the original Swedish version.

KCI KONECRANES: NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes International Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, March 7, 2002 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be decided upon under Article 12 of the Articles of Association

2. Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

3. Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at www.kcigroup.com/agm2002. The Annual Report for 2001 is available in English on the Internet at http://www.kcigroup.com as of February 22, 2002 at 10.00 a.m. The Annual Report will immediately be sent to the shareholders after February 28, 2002.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.90 be paid on each of the shares to a shareholder who is registered as a shareholder on the record day in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The record day for the dividend payment is March 12, 2002. The dividend will be paid on March 19, 2002.

COMPOSITION OF THE BOARD OF DIRECTORS

The term for the Board members Björn Savén, Juha Rantanen and Stig Stendahl expires at this Annual General Meeting of Shareholders. Mr Savén, Mr Rantanen and Mr Stendahl have confirmed that they are available for re-election.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on February 25, 2002 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on February 25, 2002.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on March 4, 2002 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet; http://www.kcigroup.com/agm2002/. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on February 15, 2002
KCI Konecranes International Plc
The Board of Directors

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

57. Stock Exchange Release, dated February 13, 2002.

13 February, 2002 12.00

KCI KONECRANES: THE PROPOSALS OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2002

Proposal to distribute a dividend of EUR 0.90 per share
Proposal for the authorisation of the Board to repurchase the Company's own shares
Proposal for the authorisation of the Board to dispose of own shares held by the Company

The Annual General Meeting of Shareholders will be held on 7 March, 2002. The notice to convene the AGM will be published as a separate release on 15 February, 2002.

Proposal of the Board to distribute dividend

The Board of Directors proposes that a dividend of EUR 0.90 be paid on each of the 14,700,000 shares for a total of EUR 13,230,000 and that the rest EUR 70,715,268.17 be retained and carried forward. The Company holds 300,000 of its own shares to which no dividend is paid.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the

time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

The proposals by the Board of Directors are available on the internet at www.kcigroup.com/agm2002 as of 15 February, 2002.

KCI Konecranes is one of the leading crane companies in the world. The KCI Konecranes' activity is organised along three Business Areas: Maintenance Services, Standard Lifting Equipment and Special Cranes. In 2000, Group sales were EUR 703 million with almost 4500 employees in 34 countries all over the world.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

58. Stock Exchange Release, dated February 13, 2002.

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE RELEASE
13 February, 2002 10.00 a.m.

KCI KONECRANES GROUP 2001 FINANCIAL RESULTS

STRONG PROFIT GROWTH

Good profits based on ongoing efficiency gains
Operating Income and Net Income up 39.5 % and 51.2% respectively
Sales up 7.6% to EUR 756.3 million
Orders down 11.2% from record year 2000
Order book at EUR 279.7 million, a very good level

	Full year				
Million EUR	1-12/01	%	1-12/00	%	Change %
SALES					
Maintenance Services	365.2		342.0		6.8
Standard Lifting Equipment	244.9		253.4		-3.4
Special Cranes	227.3		189.6		19.9
Internal Sales	-81.1		-82.0		-1.1
Sales total	756.3	100	703.0	100	7.6
Income from operations (EBITA)	59.4	7.9	43.7	6.2	36.1
Goodwill amortisation	-4.1		-4.1		2.4
Operating income (EBIT)	55.3	7.3	39.6	5.6	39.5
Financial income and expenses	-2.8		-5.6		-49.2
Income before taxes and minority interest	52.4	6.9	34.0	4.8	54.1
Net income	35.3	4.7	23.4	3.3	51.2
Earnings per share (EUR)	2.40		1.59		51.2
Cash flow per share (EUR)	2.93		-0.29		
Dividend per share (EUR)	0.90 (1		0.71		26.8
ORDERS RECEIVED					
Maintenance Services	307.2		300.9		2.1
Standard Lifting Equipment	229.2		256.9		-10.8 (2
Special Cranes	209.6		284.4		-26.3
Internal Orders	-66.9		-77.8		-14.0
Orders Received total	679.1		764.4		-11.2
Order book at end of period	279.7		308.8		-9.4

1) Board's proposal
2) for continuing operations -5.5%

Future Prospects:

In spite of a good start, 2001 markets soon turned into a recessive mode. It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment the new product range captures market share. In Special Cranes, new orders flow returned during the second half of the year 2001 and its order backlog now supports a full load for the whole year. New Special Cranes' products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas. On the total, the Group expects further improvements in profitability.

STIG GUSTAVSON, PRESIDENT & CEO

Profit and margins

During 2001 many of our improvement endeavours started to pay dividends. Group profit level, on all meters, increased considerably.

There is, however, more to come.

The best improver, Standard Lifting Equipment, is still burdened with introductory costs for the new product line. The bigger units of the range will start selling only in 2002. In 2001, against a drop in Sales (which was clearly smaller than market decline) margins already strengthened considerably.

In Special Cranes, a similar development as in Standard Lifting Equipment is under way. Because of much longer book-to-bill times (one year or more) most of the benefits of the new product range are still to come.

In Maintenance Services, the effects of the ill-fated Baan project are slowly fading. Margins improved, in spite of an unfavourable market. The improvement process will continue.

Orders

For the first time in many years, the Group shows a clear decrease in total new orders compared to the previous year.

The important question is then: Will the Group be able to continue on its sales growth track also in 2002?

I believe it will, and here's why:

Maintenance Services did grow, also in orders during 2001, and in spite of a total standstill after September 11. At the end of 2001 and beginning of 2002, activity levels were back to normal.

In Special Cranes, only Q2/01 orders were low, whereas the second half of 2001 posted a return to a level of EUR 200 million per year. September 11 events did not have immediate effect on Special Cranes, as the nature of this business calls for long planning horizons. The order book in itself already speaks for a good development in 2002, and going into 2003. Our new product range will also support growth.

In Standard Lifting Equipment, market swings are much more pronounced compared to the other Business Areas. After September, the markets partly came to a standstill. Yet, the overriding picture is valid: due to its superior performance our product range is winning market share.

In Standard Lifting Equipment we now see a certain pent up demand, and the year 2002 has started on a positive keynote.

BUSINESS DEVELOPMENT

Group sales and operating income developed favourably in 2001. The increase in sales was 7.6 % and in net income 51.2%. Growth was recorded in all geographical areas with the exception of the Americas. The Operating Income grew by 39.5%. The Operating Income developed positively in all Business Areas both in absolute terms and in margin to sales. Financing costs halved. Group earnings per share improved by 51.2 % to EUR 2.40 per share. Cash flow from operations was EUR 43 million or EUR 2.93 per share.

Sales

Group sales were EUR 756.3 million, which is EUR 53.3 million higher than 2000 sales. The growth was 7.6 %. Sales growth was strongest in Asia-Pacific and Nordic and Eastern Europe while sales in the Americas decreased slightly. Most of the growth was organic as there were only minor acquisitions in 2001.

Order Intake and Order Backlog

Order intake was EUR 679.1 million, with a decline of 11.2 % compared to EUR 764.4 million for the previous year. Excluding discontinued products the decrease was approx. 9.5 %.

The value of the order backlog (excluding the value of the maintenance agreement base) at the end of 2001 stood at EUR 279.7 million which is 9.4 % less than it was at the end of 2000.

Special Cranes new orders decreased with 26.3%. During the previous year, in Q3/00 the Group received one big Special Crane order worth EUR 75 million. Save for this one time big order, the orders flow in 2001 matched that of 2000. The backlog for Special Cranes decreased by approx. 10 % but now represents a more comfortable level when considering the customers' need for reasonable delivery times.

Orders for Standard Lifting Equipment decreased with 5.5% for continuing operations. Orders dropped significantly in Q4/01, as September 11 caused a total orders standstill, particularly in the Americas but also elsewhere for several weeks. At the end of the year, and especially in January 2002, the orders flow recovered. For Standard Lifting Equipment the order backlog decreased by approx. one third from the level of the previous year mainly due to the North American market.

In Maintenance Services the Group saw an increase in the order backlog in spite of a total standstill after September 11. The average monetary value per unit in the maintenance agreement base increased considerably.

Profitability

The Operating Income was EUR 55.3 million or 39.5 % more than in 2000 (EUR 39.6 million). The Operating Income margin was 7.3 %, which is up from the margin of 5.6 % in 2000. Operating Income before goodwill amortisations (EBITA) was EUR 59.4 million or 7.9 % on sales (2000: 6.2 %) and the Operating Income before all depreciations and amortisations (EBITDA) was EUR 71.3 million or 9.4 % on sales (2000: 7.9 %).

The Operating Income includes under "Other Operating Income" capital gains from the sale of Vacon Oyj shares (approx. EUR 9.9 million). The level of other operating income decreased to EUR 12.2 million from EUR 14.0 million in 2000.

The Group also recorded one-off costs of restructuring measures aiming at further efficiency improvements. Certain actions were completed during the fiscal year and decisions were taken on some further improvements in all Business Areas. The

most significant actions relate to Group's new equipment activities in Europe and North America.

The profit from the sale of the above mentioned shares is reported in "Other operating income" and most of the costs and charges for restructuring are included in "Other operating expenses" in the Consolidated Statement of Income. In the Business Area review the net effect of these two impacts is reported under "Group costs".

The development of Sales and Operating Income by business area is presented under "Business Review by Business Area".

The Income before taxes was EUR 52.4 million, which is 54.1 % better than previous year's pre-tax profits of EUR 34.0 million. The corresponding profit margin was 6.9 % compared to 4.8 % in 2000.

Income taxes were EUR 17.1 million corresponding to a 32.7 % effective tax rate (2000: 31.4 %). The increase in the tax rate is a consequence of higher taxable income and the tax treatment of certain one-off charges.

Net income or after tax profit was EUR 35.3 million and 4.7 % on sales. Net Income growth was EUR 11.9 million from the previous year equalling a 51.2 % improvement. Earnings per share increased accordingly from 1.59 euro to 2.40 euro.

Return on capital employed reached 24.3 % in 2001, up from 19.4 % in 2000. Return on equity was 22.0 % (2000: 16.4 %). Improving returns on capital are a direct consequence of improved profitability and more efficient use of capital.

Balance Sheet and Financing

Cash flow from operations was EUR 43.0 million (2000: EUR -4.2 million). Free cash flow amounted to EUR 40.0 million (2000: 23.2 million) and EUR 3.0 million was released from the net working capital (2000: increase by EUR 27.4 million).

Disposals of fixed assets exceeded capital expenditures by EUR 1.1 million, thereby cash flow before financial items reached EUR 44.1 million (2000: EUR 27.3 million negative). EUR 10.4 million was used for dividends, and interest-bearing debts were reduced by EUR 28.4 million.

Group's net interest bearing borrowing decreased to EUR 50.1 million, from EUR 85.3 million in 2000. This meant a reduction of EUR 35.2 million in net interest bearing debts. The gearing decreased from 57.7 % in 2000 to 28.9 % in 2001.

The Group renewed its USD 100 million revolving credit facility for back-up purposes by a new similar type of facility of EUR 100 million. At the end of 2001 approx. EUR 15.0 million was in use. In 2000 the Group launched a serial bond with a maximum compound value of EUR 100 million. EUR 25.0 million worth of bonds were issued and sold in 2000. During 2001 there were no new issues or other changes relating to this bond instrument.

CURRENCIES

Currency exchange rates had only a very small effect on Group sales, net income and orders received development. The average consolidation rates of some of the most important currencies developed as follows (euro/currency):

	2001	2000	Change %
USD	0.89599	0.92321	3.04
CAD	1.3867	1.3699	-1.21
GBP	0.62193	0.60926	-2.04
SEK	9.2558	8.4443	-8.77
SGD	1.604	1.5916	-0.77
AUD	1.7324	1.5886	-8.30

The Group continued its currency policy of hedging. All transactions in foreign currencies are subject to approximately one year of hedging ahead or, alternatively, risks are covered by other instruments.

INVESTMENTS

Group investments into tangible assets were EUR 10.0 million (2000: EUR 10.1 million). Most of the investments were targeted on machinery and information technology and were mainly replacement investments aiming at improved efficiency.

Investments into intangible assets were EUR 1.3 million and were mainly related to improving the management of product information.

The investment level corresponded approximately to the level of depreciations of related assets.

R&D

Total direct R&D costs were EUR 7.7 million (2000: EUR 6.9 million). This represents one per cent of sales, but in relation to the sales of corresponding components and other key technologies this equals to

approximately 5%. R&D costs are mainly related to the development of hoists, electrical and electronical components and container handling technology. The launching of the high tech BoxHunter container crane was started during the summer and already lead to three major orders.

HUMAN RESOURCES DEVELOPMENT

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued as planned. The year 2001 was the fifth year of operation for the Academy. The educational and developmental executive level program, together with IMD of Lausanne, Switzerland, was also continued as planned. The biggest training effort, however, focused increasing expertise and versatility of the personnel in sales, maintenance and manufacturing. An important part of these efforts concerned training on new products and technologies as part of the market introduction in Standard Lifting Equipment.

PERSONNEL

At the end of 2001 the KCI Konecranes Group had 4401 employees. The net reduction in personnel was 62 from the end of previous year.

RISK POLICIES AND LITIGATION

The Group continuously reviews its insurance policies as part of its total risk management. Insurances are used to provide sufficient cover to all risks that are financially or otherwise insurable.

The Group discontinued the Omniman, the computer based enterprise resource planning systems development project in 2000 because of the severe problems and uncertainties relating to the project. As the negotiations with the vendor, Baan Company N.V. (now owned by Invensys Plc) did not lead to an acceptable conclusion, the dispute was taken to arbitration proceedings. The arbitration process will take place in Stockholm.

The Consolidated Balance Sheet includes a receivable (approx. EUR 14.5 million) relating to licence, development and implementation fees and costs for the project. The Group expects the arbitration award to be given during year 2002.

At year-end the Group did not have any other pending legal processes or business claims with material effect.

GROUP STRUCTURE

The two units acquired just before the end of 2000: Caillard in France, specialising in harbour crane maintenance and TEPA-Mestarit Oy (remaining 50% of total shares), the plant maintenance services company in Finland, were taken over at the beginning of the year. Caillard is now fully operative and both companies' positive results exceeded expectations. No other new business or company acquisitions of significance were completed during the fiscal year.

In USA, a business specialising in crane electric drives and their modernisations with annual sales of approx. EUR 3 million was acquired in November.

The Group will continue its active acquisition policy.

SHARES AND SHAREHOLDERS

KCI Konecranes' share price increased with 5.6 % during year 2001. During the same period HEX general index decreased by 32.4 % and HEX portfolio index by 22.3 %. The HEX Metal & Engineering index increased with 9.9 %.

The 2001 closing share price was EUR 28.50 (2000: EUR 27.00). The highest share price was EUR 38.46 (2000: EUR 39.90), the average price was EUR 31.72 (2000: EUR 32.67) and the lowest share price was EUR 25.00 (2000: EUR 25.10). Total market capitalisation at year-end was EUR 427.5 million (2000: EUR 405 million), the 34th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 8,581,051 shares of KCI Konecranes, which represents 57.2 % of the outstanding shares. In monetary terms trading was EUR 272 million, which was the 27th largest trading of companies listed on Helsinki Exchanges.

The Company's own shares

At year-end 2001, KCI Konecranes International Plc held 300,000 of its own shares with a total acquisition cost of EUR 7.5 million. This represents 2.00 % of the total amount of shares and voting rights. The Parent Company's ownership of its own shares did not change during the fiscal year.

Dividend Proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2002. Dividend payment day is March 19, 2002.

BUSINESS REVIEW BY BUSINESS AREA

Maintenance Services

Maintenance Services sales was EUR 365.2 million (2000: EUR 342.0 million), up 6.8 % year-on-year. Operating Income amounted to EUR 24.1 million (2000: EUR 21.3 million), up 13.1 % from the previous year. The margin improved from the 6.2 % of sales in 2000 to 6.6 %. Order intake was EUR 307.2 million (2000: EUR 300.9 million), up 2.1 % from the previous year.

The growth was clearly slower than in the year before. This was a consequence of our actions to focus service and maintenance activities on more demanding cranes and crane applications and by the increased hesitance among customers immediately after September 11. Also no acquisitions were made during the fiscal year.

The new harbour crane maintenance business unit, KCI Koneports that was formed in 2000 by combining the existing harbour crane maintenance activities with the acquired Noell Konecranes and Caillard port activities, developed very positively both in terms of sales and operating income. The harbour and shipyard crane maintenance sales amounted to approx. EUR 60 million.

The value of the maintenance agreement base grew with approx. 6 % and the value of the maintenance agreements base per unit grew with approx. 7 %.

Future prospects

It appears that the market will be somewhat dampened in 2002, particularly in view of the events of September 11. The recession of 2002 will probably be less of a gift to the maintenance services business than the previous deeper recession. However, the same recessionary environment encourages repair and refurbishment of existing equipment rather than replacement, so we can look forward to improved repair opportunities and strong sales for spare parts.

The stable growth rate illustrated by 2001 performance is expected to continue into the beginning of 2002. The prospects for continued select acquisitions are increasing.

Standard Lifting Equipment

Sales in 2001 amounted to EUR 244.9 million (2000: EUR 253.4 million), a 3.4 % decrease from the previous year. The Operating Income in 2001 increased to EUR 29.2 million (2000: EUR 22.5 million), up by 29.8 % from the previous year. The Operating income margin increased from 8.9 % in 2000 to 11.9 %.

Sales stayed at the level of the year 2000 when corrected for the discontinued out-of-date products at the hoist factory in USA.

The considerable improvement in profitability is mainly due to the new hoist platform and other efficiency improvements. The net decrease in personnel in the Standard Lifting Equipment Business Area was 69 persons or 5.9 %. The Business Area also profited from a favourable dollar-euro exchange rate.

Orders received were EUR 229.2 million (2000: EUR 256.9 million), down 10.8 % from the previous year. Corrected for discontinued products the decline was approximately 5.5 %.

The launch of the new wire rope hoist line progressed according to plan. Today, two thirds of the orders are for the new product line and also in monetary terms the new products account for approximately half of the total value of hoist orders. The Operating Income was burdened by extra development, production and market launching costs. The costs amounted to EUR 1.4 million (2000 EUR 1.7 million).

Future prospects

The market outlook for 2002 remains recessionary. Some analysts forecast investment spending bottoming in mid year and a return to growth to occur in the second half of the year.

For KCI Konecranes, there are a number of elements supporting a better development. The new product range attracts widespread attention, also among competitor's dealers. We believe that we can increase our market shares further.

In 2002, the remaining models of the new hoist line will be introduced. This supports an ongoing positive momentum for our line. It will also support production efficiencies when the production structure for the old line is dismantled.

Our activities in China are very encouraging. We have already obtained full operational licenses in China, and our production plant in Shanghai is nearing completion.

During recent years, our name has gained considerably increased attention amongst our customer industries. More than before, we are invited to forming "most preferred supplier" relationships with large clients.

Special Cranes

Special Cranes sales increased to EUR 227.3 million (2000: EUR 189.6 million), up 19.9 % from the previous year. Operating income was EUR 17.1 million (2000: EUR 13.8 million), up 23.9 % from the previous year. The operating margin grew to 7.5 % from 7.3 % in the previous year.

Orders received were EUR 209.6 million (2000: EUR 284.4 million), down 26.3 % from the previous year. Orders received in 2000 included one large order with total value of approx. EUR 75 million. That order apart, our "normal" order flow in 2001 was at the same good level as in 2000.

The growth in sales and profit is mainly attributable to new products with higher performance and reliability as well as better margins.

In the summer of 2001 the Group launched a new high performance ship-to-shore container crane, the BoxHunter®. Soon after market introduction three significant orders for six cranes were recorded.

Future prospects

New products and totally new control technology, the latest being the "BoxHunter" design for ship-to-shore container handling, together with a good level of orders in the backlog allow a favourable development for the year 2002.

In 2001 the Group saw rapid growth in Special Cranes sales. In 2002 the growth will continue, but at a more moderate level.

IMPORTANT ORDERS

Here are some examples on new equipment orders during the year. The list illustrates our reach, both in terms of customer base and geographical coverage.

Several orders were received in China, including 13 industrial overhead cranes for Hi Standard, four industrial cranes for Ningbo QIYI Metal Co. and two overhead cranes for Bohai Shipyard.

Heavy engineering and equipment maker Komatsu Ltd in USA ordered 20 modular crane packages via the Group's distribution network in North Carolina, USA.

Volkswagen Nutzfahrzeuge ordered an industrial crane complete with KCI Konecranes own control technology for its plant in Hanover, Germany.

StoraEnso chose Konecranes to supply the cranes for its new production line at Langenbrugge in Belgium. Altogether the delivery contains 10 paper mill cranes and constitutes one of the biggest paper mill crane orders ever.

Papierfabrik Palm PM GmbH & Co in Wörth, Germany ordered several paper hall cranes including five automatic paper roll storage cranes.

Sydkraft Öst Värme AB, Sweden, ordered two Bio Fuel Plant cranes with Grab Unloaders.

Esbjerg incineration plant in Denmark ordered two Waste-to-Energy process cranes.

Wei Sheng Steel Co Ltd, Vietnam ordered a 180 ton special crane to its Can Don Hydro Power Plant.

Kvaerner Songer ordered two power house cranes for its power station in Pennsylvania, USA.

Automated Waste-to-Energy cranes were ordered for two projects in Sweden, for Sysav WTE and for Steinmüller, BBP Halmstad Renhållnings AB. Two Refuse handling cranes were also ordered for a project by CNIM in France

Siemens ordered several heavy duty special cranes for its Hydro Power Plant in Caruachi, Venezuela.

AvestaPolarit Stainless Oy in Tornio, Finland, ordered 14 industrial maintenance cranes for its new cold rolling mill.

Nassco (National Steel and Shipbuilding Company), USA, ordered a magnet crane for plate handling.

Two Port terminals in Spain, Terminal de Contenedores de Barcelona (TCB) and Terminal de Contenedores de Algeciras, S.A. (TCA) ordered altogether four Post Panamax Ship-to-Shore (STS) Container Cranes of the new BoxHunter design.

Georgia Port Authority Savannah, USA, ordered two Super Post Panamax Ship-to-Shore container cranes.

Maryland Port Administration, Baltimore, USA, ordered six Konecranes Rubber Tyred Gantry Cranes (RTG) and reserved an option to buy up to 12 additional identical cranes during the next two years.

The Port of Copenhagen, Denmark ordered one ship-to-shore container crane.

Japanese Oshima Shipbuilding Co. Ltd. ordered eight Konecranes-Munckloader cranes (Shipboard Gantry Cranes) to be installed onboard vessels ordered by Singaporean shipowner Masterbulk Ptd. Ltd.

The harbours in Le Havre in France and Koper in Slovenia both ordered one high capacity grab type unloader.

The Port of Aarhus, Denmark and the Port of Kotka in Finland both exercised their options for an additional new ship-to-shore container crane.

FUTURE PROSPECTS

In spite of a good start, 2001 markets soon turned into a recessive mode.

It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment the new product range captures market share. In Special Cranes, new orders flow returned during the second half of the year 2001 and its order backlog now supports a full load for the whole year. New Special Cranes' products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas.

On the total, the group expects further improvements in profitability.

Helsinki, 13 February, 2002
Board of Directors

FORMAL STATEMENT

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Maintenance Services	307.2(1	41	300.9(1	36
Standard Lifting Equipment	229.2	31	256.9	30
Special Cranes	209.6	28	284.4	34
./. Internal	-66.9		-77.8	
Total	679.1(1	100	764.4(1	100

1) Excl. Service Contract Base

Order Book2)

	2001 MEUR	2000 MEUR
Total	279.7	308.8

2) Percentage of completion deducted

Sales by Business Area

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Maintenance Services	365.2	44	342.0	44
Standard Lifting Equipment	244.9	29	253.4	32
Special Cranes	227.3	27	189.6	24
./. Internal	-81.1		-82.0	
Total	756.3	100	703.0	100

Operating Income by Business Area (MEUR)

	2001 Operating Income	% of 2001 total sales	2000 Operating Income	% of 2000 total sales
Maintenance Services	24.1	6.6	21.3	6.2
Standard Lifting Equipment	29.2	11.9	22.5	8.9
Special Cranes	17.1	7.5	13.8	7.3
Group costs	-11.9		-14.4	
Consolidation items	-3.2		-3.6	
Total	55.3		39.6	

Sales by Market

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Nordic and Central Europe	183.4	24	156.6	22
EU (excl. Nordic)	213.6	28	200.9	29
Americas	277.4	37	284.4	40
Asia-Pacific	81.9	11	61.1	9
Total	756.3	100	703.0	100

Personnel by Business Area (at the End of the Period)

	2001	% of 2001 total	2000	% of 2000 total
Maintenance Services	2,481	56	2,501	56
Standard Lifting Equipment	1,109	25	1,178	26
Special Cranes	705	16	673	15
Group Staff	106	3	111	3
Total Company	4,401	100	4,463	100

CONSOLIDATED STATEMENT OF INCOME

	2001 MEUR	2000 MEUR
Sales	756.3	703.0
Other operating income (1	12.2	14.0
Share of result of participating interest undertakings	-0.3	-0.1
Depreciation and reduction in value	-16.0	-16.0
Other operating expenses (2	-697.0	-661.3
Operating profit	55.3	39.6
Financial income and expenses (3	-2.8	-5.6
Income before taxes	52.4	34.0
Taxes	-17.1	-10.6
Net income	35.3	23.4

1) Includes 9.9 MEUR (10.8 MEUR in 2000) profit from the sale of shares in Vacon Oyj.
2) Includes 6.9 MEUR (8.8 MEUR in 2000) one-time restructuring costs and charges.
3) Financial income and expenses

	2001 MEUR	2000 MEUR
Dividend income	0.3	0.2
Interest income from current assets	2.7	2.2
Other financial income	0.7	0.7
Interest expenses	-6.1	-8.3
Other financial expenses	-0.5	-0.4
Total	-2.8	-5.6

Investments

	2001 MEUR	2000 MEUR
Total (excl. Acquisitions)	11.3	14.7

CONSOLIDATED BALANCE SHEET

ASSETS	31.12.2001	31.12.2000
Non-current assets	MEUR	MEUR
INTANGIBLE ASSETS		
Intangible rights	3.7	3.4
Goodwill	18.9	20.4
Group goodwill	6.6	8.7
Advance payments	3.7	0.5
	32.9	33.1
TANGIBLE ASSETS		
Land	4.1	4.0
Buildings	21.7	23.6
Machinery and equipment	29.1	28.6
Advance payments and construction in progress	1.8	2.3
	56.7	58.5
INVESTMENTS		
Participating interests	1.2	1.5
Other shares and similar rights of ownership	0.7	5.0
Own shares	7.5	7.5
	9.4	14.0
Current assets		
INVENTORIES		
Raw materials and semi-manufactured goods	39.7	42.0
Work in progress	48.1	47.2
Advance payments	3.0	3.8
	90.8	93.0
LONG-TERM RECEIVABLES		
Loans receivable	0.6	0.0
Other receivables	0.3	0.6
Deferred assets	0.1	0.2
	1.1	0.8
SHORT-TERM RECEIVABLES		
Accounts receivable	138.5	152.2
Amounts owed by participating interest undertakings	2.6	2.5
Loans receivable	0.1	0.1
Other receivables	21.6	21.2
Deferred tax assets	4.9	4.3
Deferred assets	80.6	59.2
	248.3	239.5
CASH IN HAND AND AT BANKS	16.8	11.2
Total current assets	356.9	344.4
TOTAL ASSETS	455.9	450.0

SHAREHOLDERS' EQUITY AND LIABILITIES	31.12.2001 MEUR	31.12.2000 MEUR
Equity		
Share capital	30.0	30.0
Share premium account	20.5	20.5
Reserve for own shares	7.5	7.5
Equity share of untaxed reserves	3.3	3.9
Translation difference	-3.6	-3.8
Retained earnings	87.2	73.9
Net income for the period	35.3	23.4
	180.2	155.3
Minority share	0.1	0.1
Provisions	12.9	15.5
Liabilities		
LONG-TERM DEBT		
Bonds	25.0	25.0
Loans from credit institutions	25.0	10.4
Pension loans	2.5	3.0
Bond with warrants	0.1	0.1
Other loans	0.6	2.7
Deferred tax liability	2.8	2.3
	56.0	43.4
CURRENT LIABILITIES		
Loans from credit institutions	0.4	43.0
Pension loans	0.5	0.5
Advance payments received	31.4	29.7
Accounts payable	58.4	55.3
Amounts owed to participating interest undertakings	0.1	0.1
Other short-term liabilities	29.9	27.6
Accruals	85.9	79.6
	206.7	235.7
Total liabilities	262.7	279.1
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	455.9	450.0
Interest-bearing debts	67.5	96.5

Contingent Liabilities and Pledged Assets (MEUR)

CONTINGENT LIABILITIES	2001	2000
For own debts		
Mortgages on land and buildings	5.9	10.0
For own commercial obligations		
Pledged assets	0.8	0.6
Guarantees	143.7	125.1
For associated company's debt		
Guarantees	0.7	0.7
For others		
Guarantees	0.2	0.2
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	8.6	9.1
Later on	9.4	7.8
Other liabilities	2.2	0.5
Total	171.6	154.0

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	5.9	10.0
Pledged assets	0.8	0.6
Guarantees	144.6	126.1
Other liabilities	20.3	17.3
Total	171.6	154.0

Notional Amounts of Derivative Financial Instruments (MEUR)

	2001	2000
Foreign exchange forward contracts	582.7	486.2
Interest rate swap	25.0	25.0
Total	607.7	511.2

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

CONSOLIDATED CASHFLOW	2001 MEUR	2000 MEUR
Operating income (1	45.4	28.0
Depreciation	16.0	16.0
Financial income and expenses	-4.7	-8.2
Taxes	-16.7	-12.6
Free cashflow	40.0	23.2
Increase in current assets	-5.2	-56.5
Increase (-), decrease (+) in inventories	3.6	-12.4
Increase (+), decrease (-) in current liabilities	4.6	41.5
Cashflow from operations	43.0	-4.2
Capital expenditure and advance payments to machines	-9.3	-11.2
Capital expenditure and advance payments to intangible and financial assets	-4.5	-5.1
Fixed assets of acquired companies	-0.8	-22.7
Purchase of own shares	0.0	0.0
Disposals of fixed assets	15.7	15.9
Investments total	1.1	-23.1
Cashflow before financing	44.1	-27.3
Change of long-term debt Increase (+), decrease (-)	12.1	-9.3
Change of short-term interest-bearing debt increase (+), decrease (-)	-40.5	48.5
Dividend paid	-10.4	-10.4
External financing	-38.8	28.8
Correction items (2	0.3	-0.3
Net financing	5.6	1.2
Cash in hand and at banks at 1.1.	11.2	10.0
Cash in hand and at banks at 31.12	16.8	11.2
Change in cash	5.6	1.2

1) Operating income after depreciation has been corrected by the result of associated companies and the profit / loss of disposal of assets.
2) Translation difference in cash in hand and at banks.

KCI KONECRANES GROUP 1997-2001

Business development		2001	2000	1999	1998	1997
Order intake	MEUR	679.1	764.4	538.7	542.8	526.8
Order book	MEUR	279.7	308.8	178.4	194.8	217.5
Net sales	MEUR	756.3	703.0	591.5	597.0	517.3
of which outside Finland	MEUR	679.2	644.2	538.3	542.3	461.5
Export from Finland	MEUR	263.5	217.8	180.7	213.0	167.9
Personnel on average		4,434	4,244	4,050	3,968	3,720
Capital expenditure	MEUR	11.3	14.7	12.9	15.1	16.6
as a percentage of net sales	%	1.5	2.1	2.2	2.5	3.2
Research and development costs	MEUR	7.7	6.9	7.8	7.2	7.1
as % of Standard Lifting Equipment 1)	%	3.1	2.7	3.6	3.5	3.7
as % of Group net sales	%	1.0	1.0	1.3	1.2	1.4

Profitability						
Net sales	MEUR	756.3	703.0	591.5	597.0	517.3
Income from operations (before goodwill amortization)	MEUR	59.4	43.7	34.8	44.5	39.8
as percentage of net sales	%	7.9	6.2	5.9	7.5	7.7
Operating income	MEUR	55.3	39.6	32.1	42.6	39.0
as percentage of net sales	%	7.3	5.6	5.4	7.1	7.5
Income before extraordinary items	MEUR	52.4	34.0	30.2	43.3	39.4
as percentage of net sales	%	6.9	4.8	5.1	7.2	7.6
Income before taxes	MEUR	52.4	34.0	30.2	43.3	39.4
as percentage of net sales	%	6.9	4.8	5.1	7.2	7.6
Net income	MEUR	35.3	23.4	21.8	31.4	27.9
as percentage of net sales	%	4.7	3.3	3.7	5.3	5.4

Key figures and balance sheet

Shareholders' equity	MEUR	180.2	155.3	143.7	131.2	112.6
Balance Sheet	MEUR	455.9	450.0	352.3	308.3	290.7
Return on equity	%	22.0	16.4	16.3	25.7	27.2
Return on capital employed	%	24.3	19.4	21.7	32.6	36.2
Current ratio		1.6	1.4	1.7	1.3	1.3
Solidity	%	41.4	35.8	42.2	47.0	43.9
Gearing	%	28.9	57.7	35.8	7.2	1.3

Shares in figures

Earnings per share	EUR	2.40	1.59	1.48	2.09	1.86
Equity per share	EUR	11.75	10.06	9.27	8.75	7.50
Cashflow per share	EUR	2.93	-0.29	-0.33	2.36	2.21
Dividend per share	EUR	0.90*	0.71	0.71	0.71	0.63
Dividend/earnings	%	37.5	44.7	48.0	34.2	33.9
Effective dividend yield	%	3.2	2.6	1.9	1.8	2.1
Price/earnings		11.9	17.0	25.8	18.5	16.3
Trading low / high	EUR	25.00/ 38.46	25.10/ 39.90	23.05/ 38.30	26.07/ 53.48	23.88/ 39.52
Average share price	EUR	31.72	32.67	30.24	37.50	33.00
Year-end market capitalization	MEUR	427.5	405.0	572.7	580.2	454.1
Number traded	(1000)	8,581	7,379	13,198	8,039	5,992
Stock turnover	%	57.2	49.2	88.0	53.6	39.9

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity = ((Income before extraordinary items - taxes) : (Equity - own shares (average during the period)) x 100

Return on capital employed = ((Income before taxes + interest paid + other financing cost) : (Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)) x 100

Current ratio = Current assets : Current liabilities

Solidity = ((Shareholders' equity - own shares) : (Total amount of equity and liabilities - advance payment received - own shares)) x 100

Gearing = ((Interest-bearing liablilities - liquid assets - loans receivable) : (Shareholders equity + minority share - own shares)) x 100

Earnings per share = (Net income +/- extraordinary items) : (Number of shares - number of own shares)

Equity per share = (Shareholders' equity in balance sheet - own shares) : (Number of shares - number of own shares)

Cashflow per share = Cashflow from operations : (Number of shares - number of own shares)

Effective dividend yield = (Dividend per share : Share price at the end of financial year) x 100

Price per earnings = Share price at the end of financial year : Earnings per share

Year-end market capitalization = Number of shares multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

Note! The numbers are rounded to nearest EUR 0,1 million. The key figures are calculated from exact data.

Dividend Proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2001. Dividend payment day is March 19, 2001

Teleconference

An international teleconference will be arranged today on 13 February 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0) 20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet. A reply of the teleconference will be available for two working days at +44-(0) 20 8288 4459, code 637482.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under Results 2000) later on February 13. to listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 or either Netscape or IE.

Annual General Meeting

The Annual General Meeting 2002 will be held on 7 March, 2002 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

Next report

Interim report 1st quarter, will be published on 7 May 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

59. Stock Exchange Release, dated February 12, 2002.

12 February, 2002 10.00

APPOINTMENT IN KCI KONECRANES

Mr Harry Ollila, M.Sc. (Eng.), Group Executive Vice President, is appointed Head of Group Development. Mr Ollila will head all Group Development activities including Business Development, Human Resources Development, Group IT and R&D.

Mr Ollila will retain his duties as Regional Executive for Region Europe.

Mr Markku Leinonen, M.Sc. (Eng.), Group Executive Vice President, responsible for Business Development has decided to pursue other interests outside the Group as of 30 June, 2002.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000

DISTRIBUTION
Helsinki Exchanges
Media